09045154

a2a
energie in comune

RECEIVED
2009 JAN 21 A 8:34

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

January 13, 2009

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Quarterly Report at September 30, 2008 of A2A Group.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JAN 26 2009
THOMSON REUTERS

Encl.

a2a
energie in comune

Pro-forma figures of the A2A Group restated at September 30, 2007

CONTENTS

Summary of pro-forma figures restated at September 30, 2007 2

The mergers of AEM/AMSA and AEM/ASM - the A2A Group 3

Presentation of the pro-forma consolidated figures 4

Basic hypothesis, accounting principles and assumptions underlying the preparation of the pro-forma consolidated financial statements 4

Method of accounting for the AEM/AMSA merger 5

Method of accounting for the AEM/ASM merger 5

Change in the method of consolidation for investments under joint control (joint ventures) and restatement of the pro-forma consolidated figures at December 31, 2007 5

Regrouping of certain items in the balance sheet 6

Pro-forma consolidated financial statements restated at September 30, 2007 7

Pro-forma consolidated income statement restated at September 30, 2007 7

Comparisons 9

Balance sheet of A2A at September 30, 2008 compared with its pro-forma balance sheet restated at December 31, 2007 9

Results of A2A at September 30, 2008 compared with its pro-forma results restated at September 30, 2007 11

Certification by the Manager in charge of preparing accounting documents 12

SUMMARY OF PRO-FORMA FIGURES RESTATED AT SEPTEMBER 30, 2007

	AEM Group (now A2A) restated at 09/30/2007	AMSA Group at 9/30/2007	ASM Group at 9/30/2007	Other changes	Pro-forma figures of the A2A Group restated at 9/30/2007
Income statement figures (in millions of euro)					
Total revenues	1,929	245	1,610	1	**3,785**
Gross profit from operations	363	59	285	7	**714**
Net profit from operations	246	32	199	12	**489**
Net profit for the year pertaining to the Group and minority interests	209	13	160	3	**385**
Net profit for the year pertaining to the Group	162	13	160	-2	**333**
Balance sheet figures (in millions of euro)					
Net capital employed	4,810	196	2,601	-35	**7,572**
Equity	2,816	132	1,561	-123	**4,386**
of which:					
of the Group	2,004	132	1,543	-133	**3,546**
of minority interests	812	0	18	10	**840**
Net debt	-1,994	-64	-1,040	-88	**-3,186**
Indicators per share (in euro)					
Net profit of the Group per share	0.090	1.348	0.207		**0.106**
Consolidated equity of the Group per share	1.113	13.689	1.993		**1.132**
Number of shares used:					
ordinary shares issued	1,800,047,400	9,643,000	774,305,358		3,132,905,277

** pro-forma net debt includes payment of the extraordinary dividends of 85 million euro.

December 24, 2007 saw the signing of the merger deeds[1] (the "Operations") as a result of which, from January 1, 2008, AMSA Holding S.p.A.[2] ("AMSA") and ASM Brescia S.p.A. were absorbed by AEM S.p.A. ("AEM"). AEM S.p.A. then changed its name to A2A S.p.A. As a result, the share capital of AEM S.p.A. (now A2A S.p.A.) increased from Euro 936,024,648 to Euro 1,629,110,744.

The Group is principally involved in the production, sale and distribution of electricity, in the sale and distribution of gas and in the production, sale and distribution of heat through district heating networks, as well as in management of the waste cycle and of the integrated water cycle.


a2a
ENERGY
Delmi (51%)
Transalpina di Energia (50%)
Edison[1] (61.28%)
Atel Holding AG (6.44%)
Edipower (20%)
A2A Produzione (100%)
E.ON Produzione[4] (20%)
Aem Trading (100%)
A2A Alfa (100%)
A2A Beta (100%)
ASM Energy (100%)
Plurigas (70%)
COGAS (100%)
Ostros Energia (80%)
Abruzzo energia (89.84%)[5]
Energen (67%)
Ergosud (50%)
Aem Energia (100%)
Asmea (100%)
Tidonenergie (100%)
Lumenergia (33.33%)
Ergon Energia (50%)
BAS-Omniservizi (100%)
Metamer (50%)
Aem Service (100%)
HEAT & SERVICES
A2A Calore & Servizi (100%)
ASM Calore & Servizi (100%)
A2A CORIANCE (98.08%)
CORIANCE (100%)
ASM Servizi (51%)
ASM Novara (50%)
Malpensa Energia (49%)
Proans (60%)
ENVIRONMENT
Amsa (100%)
Amsa2 (100%)
Amsa3 (100%)
Ecodeco[2] (94%)
Ferdivita (100%)
Sistema Ecodeco UK (100%)
Aprica (99.97%)
Bas Power (100%)
Montichiari-ambiente (79.98%)
NETWORKS
Aem Elettricità (100%)
Asm Elettricità (100%)
Aem Gas (100%)
Asm Reti (100%)
Bas SII (99.98%)
ASVT[3] (48.86%)
Retrasm (100%)
Retragas (91.60%)
Camuna Energia (74.50%)
Soc. Servizi Valdisotto (32.52%)
Seasm (67%)
OTHER COMPANIES
ACSM (20%)
AGAM Monza (24,99%)
Trentino Servizi (14,48%)
Metroweb (23,53%)
Selene (100%)
Itradeplace (100%)
Bas.Com (100%)
e-utile (49%)
Aprica Studi (100%)
Alagaz (35%)
Zincar (27%)

1. The percentage of 61.28% refers to the ordinary shares held by Transalpina di Energia (TdE). Its interest in the share capital is 60.0%. Note that Edison holds 50% of the investment in Edipower.
2. The other 6% of Ecodeco's share capital is subject to call and put options, respectively for and against A2A SpA, which can be exercised by the end of 2008 at the same conditions.
3. Of which 0.38% held through Asm Reti
4. Formerly Endesa Italia S.p.A.
5. Note that there are call and put options involving a further interest in the company.

This chart only shows the main investments held by the A2A Group.

---

1 For further detail on the merger process, see the document entitled "Pro-Forma 2007 Figures of the A2A Group" approved by the Management Board on March 27, 2008.

2 In preparation for its merger, AMSA S.p.A.

(a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;

(b) contributed to a wholly owned newco (AMSA S.r.l., now Amsa S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;

(c) changed its name to AMSA Holding S.p.A.

PRESENTATION OF THE PRO-FORMA CONSOLIDATED FIGURES

This document shows the pro-forma consolidated balance sheet and income statement at September 30, 2007 (the "*Pro-Forma Figures of the A2A Group restated at September 30, 2007*").

The Pro-Forma Figures of the A2A Group have been prepared in order to give shareholders, stakeholders and the financial market in general a better perception of the size of the A2A Group, in terms of its earnings, assets and liabilities and financial position, following its creation by combining the three historical components, the AEM Group, the ASM Group and the AMSA Group.

However, it should be noted that these figures are the result of combining different financial statements, which means that if the Operations had all be carried out at the reference date of the Pro-Forma Consolidated Figures, rather than on the date that the merger took effect (January 1, 2008), the historical figures would not necessarily have been the same as the pro-forma ones.

Basic hypothesis, accounting principles and assumptions underlying the preparation of the pro-forma consolidated financial statements

In accordance with the method of constructing pro-forma figures in accordance with CONSOB Communication no. DEM/1052803 of July 5, 2001, the Pro-Forma Consolidated Financial Statements have been prepared by making suitable adjustments to the historical figures, prepared in accordance with IFRS, to reflect retroactively the material effects of the Operations explained earlier.

These Pro-Forma Consolidated Figures have been prepared in order to simulate what the balance sheet and financial position of A2A would have been if the Operations had been carried out at the end of the reference period, and what the income statement would have looked like if they had been carried out at the beginning of the reference period (January 1, 2007).

However, it should be noted that, as we said earlier, the information contained in the Pro-Forma Consolidated Financial Statements is merely a simulation to demonstrate what effects the Operations could have.

In particular, given that the pro-forma figures have been constructed to reflect retroactively the effects of Operations that took place subsequently and even though the generally accepted rules have been followed and reasonable assumptions have been applied, there are limits to the pro-forma figures because of their very nature.

Moreover, considering the different purposes of the pro-forma figures with respect to the historical financial statements and the different methods of calculating the effects on the pro-forma consolidated balance sheet and income statement, these documents should be read and interpreted separately.

Lastly, it should be noted that the Pro-Forma Consolidated Financial Statements are not intended in any way to represent a forecast of the future results of A2A and should not therefore be used in this sense; in fact, the Pro-Forma Consolidated Figures are not forward looking, nor do they take account of the possible effects due to changes in corporate strategies and any industrial, operating and financial decisions taken after the Operations.

The accounting principles adopted to prepare the Pro-Forma Consolidated Financial Statements, where not specifically mentioned, are the same as those used for the preparation of the quarterly report based on the interim management accounts of A2A S.p.A. (the "Quarterly Report") at

September 30, 2008, namely the International Financial Reporting Standards (IAS/IFRS) approved by the European Union.
All amounts are shown in millions of euros.

Method of accounting for the AEM/AMSA merger

Note that prior to the merger between AMSA and AEM, AEM was held 42.267% by the Municipality of Milan. However, because of certain clauses in AEM's articles of association, the Municipality of Milan had the power to appoint a majority of the directors and to nominate the Chairman of the Board of Directors; in other words, it had control of AEM. The Municipality of Milan also held 100% of AMSA. As regards the method of accounting for the AEM/AMSA merger, it has been treated under IFRS as an operation "under common control", i.e. as an operation carried out by two entities that are subject to the control of the same entity. Such operations are not expressly regulated by IFRS 3, which explains the method to be used to account for business combinations, nor by other IAS/IFRS. In the absence of a specific accounting principle to refer to, AEM (now A2A) followed IAS 8 and adopted as the accounting treatment of such operations that of booking the entities acquired to the consolidated balance sheet on the basis of the accounting balances shown in the financial statements prior to the operation, in other words, ensuring "continuity of values".

Method of accounting for the AEM/ASM merger

As regards the method of accounting used for the AEM/ASM merger, the following points should be taken into consideration:

- prior to the merger with AEM, ASM was held 69.2% by the Municipality of Brescia;
- on October 5, 2007, the Municipalities of Brescia and Milan stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over A2A by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.
International Financial Reporting Standards (IAS/IFRS) do not state specifically how joint ventures are meant to account for assets and liabilities over which the venturers acquire joint control. International practice has developed two alternative approaches to such operations: either "continuity of values", which says that the assets and liabilities of the joint venture should be shown on the basis of the values shown in the financial statements prior to the JV deal; or "fresh start accounting", which likens the operation to an acquisition, which means accounting for all balance sheet items at their fair value. In this particular case, it is felt that the most suitable method of accounting to represent the effects of the operation in question is "continuity of values": in fact, the assets and liabilities continue to be under the control - albeit joint control - of the Municipality of Brescia and the Municipality of Milan.

Change in the method of consolidation for investments under joint control and restatement of the pro-forma consolidated figures at December 31, 2007

In order to increase the clarity and transparency of its consolidated financial statements, bearing in mind the requests by financial markets for information that focuses above all on the businesses managed directly and autonomously by A2A, at the time of preparing its first set of accounts, the new Group thought best to change the method previously used by the AEM Group for consolidating joint ventures. Therefore, starting from January 1, 2008, the joint ventures (Transalpina di Energia

S.r.l., Ergon Energia S.r.l., Edipower S.p.A. and other minor ones[3]) are no longer proportionally consolidated, but valued under the equity method.

It is also worth pointing out that this change in accounting policy is very probably only an anticipation of the effects that will in any case come about if the proposed changes to IAS 31 contained in IASB Exposure Draft 9 ("Joint Arrangements") are approved without any important amendments. In fact, in the case of joint ventures, as part of a wider project to converge with American Generally Accepted Accounting Principles (US GAAP), this Exposure Draft provides for, among other things, the elimination of the choice between proportional consolidation and valuation under the equity method, opting for obligatory application of the latter.

Regrouping of certain items in the balance sheet

As a result of this change in the method of consolidating joint ventures, A2A regrouped certain items on its balance sheet, while maintaining the same level of disclosure in the notes. No changes have been made to the format of the income statement.

The following items have been grouped together:

- "investment property" now forms part of "property, plant and equipment";
- "goodwill" now forms part of "intangible assets";
- "non-current derivatives" on the assets side now form part of "other non-current assets";
- "current derivatives" on the assets side now form part of "other current assets";
- "liabilities for landfills" now form part of "provisions for risks, charges and liabilities for landfills"
- "non-current derivatives" on the liabilities side now form part of "other non-current liabilities";
- "current derivatives" on the liabilities side now form part of "other current liabilities";

At September 30, 2007, as can be seen from the pro-forma consolidated figures that follow, the A2A Group is showing total revenues of 3,785 million euro and a gross profit from operations of 714 million euro.
The pro-forma aggregate net profit after tax amounts to 333 million euro.

At September 30, 2007 equity amounts to 4,386 million euro, of which 3,546 million euro pertaining to the Group and 840 million euro to minority interests.

Pro-forma net debt at September 30, 2007 amounts to 3,186 million euro.

November 13, 2008 The Management Board

[3] Namely, the following companies: Gesi S.r.l., Metamer S.r.l., Sed S.r.l., Bergamo Pulita S.r.l., Bellisolina S.r.l., Biotecnica S.r.l.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS RESTATED AT SEPTEMBER 30, 2007

Pro-forma consolidated income statement restated at September 30, 2007

The following table summarises the adjustments made to the pro-forma consolidated income statement figures at September 30, 2007, to take account of the change in the method of consolidating joint ventures.

INCOME STATEMENT	AEM Group restated at 9/30/2007	AMSA Group at 9/30/2007	ASM Group at 9/30/2007	*Effects of the change in accounting policy*	Elimination of reciprocal balances and other pro-forma entries	Pro-forma consolidated income statement of A2A restated at September 30, 2007
(in millions of euro)	(a)	(b)	(c)	(d)	(e)	(f)
REVENUES FROM THE SALE OF GOODS AND SERVICES	1,902	238	1,486	(392)	420	3,654
OTHER OPERATING INCOME	27	7	124	(1)	(26)	131
TOTAL REVENUES	**1,929**	**245**	**1,610**	**(393)**	**394**	**3,785**
OPERATING COSTS	1,459	72	1,238	(388)	392	2,773
LABOUR COSTS	107	114	87	(1)	(9)	298
GROSS PROFIT FROM OPERATIONS	**363**	**59**	**285**	**(4)**	**11**	**714**
DEPRECIATION, AMORTISATION, PROVISIONS AND WRITEDOWNS	117	27	86	(1)	(4)	225
NET PROFIT FROM OPERATIONS	**246**	**32**	**199**	**(3)**	**15**	**489**
TOTAL FINANCIAL COSTS	(59)	(3)	(34)	1	2	(93)
GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY	89		63		(69)	83
OTHER NON-OPERATING PROFITS /COSTS	(3)					(3)
PROFIT BEFORE TAX	**273**	**29**	**228**	**(2)**	**(52)**	**476**
INCOME TAX EXPENSE	63	16	67	(1)	7	152
NET PROFIT (LOSS) OF OPERATING ACTIVITIES, NET OF TAXES	**210**	**13**	**161**	**(1)**	**(59)**	**324**
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	(1)		(1)		63	61
NET PROFIT	**209**	**13**	**160**	**(1)**	**4**	**385**
MINORITY INTERESTS	(47)				(5)	(52)
GROUP NET PROFIT FOR THE PERIOD	**162**	**13**	**160**	**(1)**	**(1)**	**333**

a) AEM Group restated at September 30, 2007

This column includes the consolidated income statement restated at September 30, 2007 of AEM (now A2A S.p.A.), taken from the interim report on operations of A2A S.p.A. at September 30, as approved by the Board of Management of A2A S.p.A. on November 13, 2008.

b) The AMSA Group at September 30, 2007

The column in question includes the consolidated income statement at September 30, 2007 of AMSA, prepared on the basis of the management accounts, given that the Company is not required to prepare a quarterly report.

c) The ASM Group at September 30, 2007

The column in question includes the consolidated income statement of ASM at September 30, 2007, taken from the quarterly report at September 30, 2007, approved by the Board of Directors of ASM on November 12, 2007.

d) Effects of the change in accounting policy

This column shows the effects of eliminating the proportional consolidation of joint ventures and the impact of consolidating them under the equity method. This column takes account of the fact that the figures of AEM (now A2A) at September 30, 2007 have been restated for the effect of the change in accounting policy applied from January 1, 2008, involving a restatement of the income statement figures previously published.

e) Elimination of reciprocal balances and other pro-forma entries

This column shows the effects of line-by-line consolidation of Plurigas and of the simultaneous allocation of 30% of the net result to minority interests, as well as the elimination of all transactions (revenues, costs, income and expenses) between AEM and ASM and between AEM and AMSA booked during the first nine months of 2007.

This column also includes the effect on financial management linked to the lower interest earned following the distribution of the extraordinary dividend (of 85 million euro) by ASM to its own shareholders. In any case, the decline in interest income amounts to 1 million euro, net of the tax effect.

This column includes the effect of the reclassification of the investment in E.ON Produzione S.p.A., formerly Endesa Italia S.p.A., from "Gains and losses on valuation of investments at equity" to "Net result from non-current assets held for sale" in accordance with IFRS 5. For further information, reference should be made to the interim report on operations of A2A S.p.A. at September 30, 2008.

f) Pro-forma consolidated income statement of A2A restated at September 30, 2007

This column shows the pro-forma income statement of A2A restated at September 30, 2007 as a result of the merger operations.

COMPARISONS

Balance sheet of A2A at September 30, 2008 compared with its pro-forma balance sheet restated at December 31, 2007.

(in millions of euro)	Consolidated balance sheet of A2A at 9/30/2008	Pro-forma consolidated balance sheet of A2A restated at 12/31/2007
	(a)	(b)
ASSETS		
NON-CURRENT ASSETS		
Property, plant and equipment	3,925	3,877
Intangible assets	703	540
Investments valued at equity	2,595	3,321
Other non-current financial assets	565	536
Deferred tax assets	287	258
Other non-current assets	41	40
TOTAL NON-CURRENT ASSETS (A)	**8,116**	**8,572**
CURRENT ASSETS		
Inventories	281	175
Trade receivables	1,406	1,739
Other current assets	290	283
Current financial assets	26	4
Current tax assets	1	47
Cash and cash equivalents	134	102
TOTAL CURRENT ASSETS (B)	**2,138**	**2,350**
NON-CURRENT ASSETS HELD FOR SALE C)	**696**	**4**
TOTAL ASSETS (A+B+C)	**10,950**	**10,926**
EQUITY AND LIABILITIES		
EQUITY		
Share capital	1,629	1,629
(Treasury shares)	(107)	(64)
Other reserves and result	2,300	2,315
Equity pertaining to the Group	**3,822**	**3,880**
Minority interests	866	825
Total equity (D)	**4,688**	**4,705**
LIABILITIES		
NON-CURRENT LIABILITIES		
Non-current financial liabilities	3,170	2,739
Deferred tax liabilities	304	305
Employee benefits	269	272
Provisions for risks, charges and liabilities for landfills	409	312
Other non-current liabilities	110	286
Total non-current liabilities (E1)	**4,262**	**3,914**
CURRENT LIABILITIES		
Trade payables	996	1,050
Other current liabilities	552	498
Current financial liabilities	348	730
Tax liabilities	95	25
Total current liabilities (E2)	**1,991**	**2,303**
TOTAL LIABILITIES (E)	**6,253**	**6,217**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE (F)	**9**	**4**
TOTAL EQUITY AND LIABILITIES (D+E+F)	**10,950**	**10,926**

a) Consolidated balance sheet of A2A at September 30, 2008

This column includes the consolidated balance sheet restated at September 30, 2007 of A2A, taken from the interim report on operations of A2A S.p.A. at September 30, 2008 as approved by the Board of Management of A2A S.p.A. on November 13, 2008.

b) Pro-forma consolidated balance sheet of A2A restated at December 31, 2007

This column includes the pro-forma consolidated balance sheet of A2A at December 31, 2007, as prepared in the document entitled "Pro-forma figures of the A2A Group restated at December 31, 2007 and pro-forma figures of the A2A Group at March 31, 2007" approved by the Management Board on May 14, 2008 and published on May 15, 2008.[4]

[4] This document can be downloaded from A2A's website: http://www.a2a.eu/gruppo/export/sites/default/a2a/investor/bilancio/documenti/pro_forma_310308.pdf

Results of A2A at September 30, 2008[5] compared with the pro-forma results of A2A restated at September 30, 2007.

INCOME STATEMENT	Consolidated income statement of A2A at September 30, 2008	Pro-forma consolidated income statement of A2A restated at September 30, 2007
(in millions of euro)	(a)	(b)
REVENUES FROM THE SALE OF GOODS AND SERVICES	4,237	3,654
OTHER OPERATING INCOME	126	131
TOTAL REVENUES	4,363	3,785
OPERATING COSTS	3,238	2,773
LABOUR COSTS	328	298
GROSS PROFIT FROM OPERATIONS	797	714
DEPRECIATION, AMORTISATION, PROVISIONS AND WRITEDOWNS	260	225
NET PROFIT FROM OPERATIONS	537	489
FINANCIAL CHARGES, NET	(143)	(93)
GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY	29	83
OTHER NON-OPERATING PROFITS /COSTS	13	(3)
PROFIT BEFORE TAX	436	476
INCOME TAX EXPENSE	181	152
NET PROFIT (LOSS) OF OPERATING ACTIVITIES, NET OF TAXES	255	324
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE		61
NET PROFIT	255	385
MINORITY INTERESTS	(17)	(52)
GROUP NET PROFIT FOR THE PERIOD	238	333

a) Consolidated income statement of A2A at September 30, 2008

This column includes the consolidated income statement at September 30, 2008 of A2A taken from the interim report on operations of A2A S.p.A. at September 30, 2008 as approved by the Board of Management of A2A S.p.A. on November 13, 2008.

[5] For further details of the income statement figures at September 30, 2008 reference should be made to the interim report on operations approved by the Board of Management on November 13, 2008.

b) Pro-forma consolidated income statement of A2A restated at September 30, 2007

This column includes the pro-forma consolidated income statement of A2A restated at September 30, 2007, prepared as explained in the paragraph entitled "Pro-forma consolidated income statement restated at September 30, 2007" on page 7 of this document.

Certification by the Manager in charge of preparing accounting documents

The Manager in charge of preparing accounting documents, Paolo Rundeddu, declares in accordance with art. 154 bis, para. 2 of Decree 58/98, that the pro-forma figures restated at September 30, 2007 have been prepared on the basis of:

- *the restated consolidated figures at September 30, 2007 of the AEM Group (now A2A S.p.A.), published in the interim report on operations of A2A S.p.A. at September 30, 2008 as approved by the Board of Management of A2A S.p.A. on November 13, 2008.*
- *the figures at September 30, 2007 of the ASM Group approved by the Board of Directors of ASM S.p.A. on November 12, 2007 with suitable adjustments to take account of the change in the method of consolidating joint ventures;*
- *the figures at September 30, 2007 of the AMSA Holding Group, based on the management results.*

QUARTERLY REPORT
AT SEPTEMBER 30, 2008

A2A GROUP

This is a translation of the Italian original "Resoconto intermedio di gestione al 30 settembre 2008" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

CONTENTS

The A2A Group at September 30, 2008	3
Key figures of the A2A Group	4
A2A on the Stock Exchange	5
Corporate bodies	6
Significant events during the period	7
Directors' report on operations	15
Summary of results, assets and liabilities and financial position of the A2A Group	17
Significant events after September 30, 2008	23
Outlook for operations	24
Consolidated financial statements	25
Consolidated balance sheet	26
Consolidated income statement	27
Consolidated statement of cash flows	28
Statement of changes in Group equity	29
Notes to the quarterly report	31
General information on A2A S.p.A.	33
The strategic value of the aggregation	34
The accounting effects of the AEM/AMSA and AEM/ASM mergers	35
The quarterly report	36
Financial statements	37
Basis of preparation	38
Changes in accounting standards and accounting policies	38
Scope of consolidation	40
Consolidation policies and procedures	42
Seasonal nature of the business	50
A2A Group – Areas of activity	51
Results sector by sector	52
Notes to the balance sheet items	53
Net debt	71
Notes to the statement of income	72
Significant non-recurring, atypical or unusual transactions	79
Earnings per share	81
Guarantees and commitments with third parties	82
Other information	83

Attachments to the notes to the quarterly report 97
Attachment 1 - List of companies included in consolidation financial statements 98
Attachment 2 - List of investments valued at equity 99
Attachment 3 - List of companies included in consolidation financial statements of the Ecodeco Group 100
Attachment 4 - List of companies included in consolidation financial statements of the Coriance Group 101
Attachment 5 - List of financial assets available for sale 102

Analysis of the main sectors of activity 103
Results sector by sector 104
National energy scenario 105
Energy Sector 106
Heat and Services Sector 116
Environment Sector 119
Networks Sector 123
Other Services and Corporate Sector 132

Certification by the Manager in charge of preparing accounting documents 134


a2a
ENERGY
NETWORKS
Delmi (51%)
Transalpina di Energia (50%)
Edison¹ (61.28%)
Atel Holding AG (6.44%)
Edipower (20%)
A2A Produzione (100%)
E.ON Produzione ⁴ (20%)
Aem Trading (100%)
A2A Alfa (100%)
A2A Beta (100%)
ASM Energy (100%)
Plurigas (70%)
COGAS (100%)
Ostros Energia (80%)
Abruzzo energia (89.84%) ⁵
Energen (67%)
Ergosud (50%)
Aem Energia (100%)
Asmea (100%)
Tidonenergie (100%)
Lumenergia (33.33%)
Ergon Energia (50%)
BAS-Omniservizi (100%)
Metamer (50%)
Aem Service (100%)
A2A Calore & Servizi (100%)
ASM Calore & Servizi (100%)
A2A CORIANCE (98.08%)
CORIANCE (100%)
ASM Servizi (51%)
ASM Novara (50%)
Malpensa Energia (49%)
Proaris (60%)
Amsa (100%)
Amsa2 (100%)
Amsa3 (100%)
Ecodeco² (94%)
Fertilvita (100%)
Sistema Ecodeco UK (100%)
Aprica (99.97%)
Bas Power (100%)
Montichiari-ambiente (79.98%)
Aem Elettricità (100%)
Aem Gas (100%)
Bas SII (99.98%)
Retrasm (100%)
Camuna Energia (74.50%)
Seasm (67%)
Asm Elettricità (100%)
Asm Reti (100%)
ASVT³ (48.86%)
Retragas (91.60%)
Soc. Servizi Valdisotto (32.52%)
ACSM (20%)
AGAM Monza (24.99%)
Trentino Servizi (14.48%)
Metroweb (23.53%)
Selene (100%)
Itradeplace (100%)
Bas.Com (100%)
e-utile (49%)
Aprica Studi (100%)
Alagaz (35%)
Zincar (27%)

1. The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60.0%. Edison holds 50% of Edipower.
2. The other 6% interest in Ecodeco is subject to a call and put option, respectively in favour and at the expense of A2A SpA, which can be exercised by the end of 2008 at the same conditions.
3. Of which 0.38% is held through Asm Reti.
4. Formerly Endesa Italia S.p.A.
5. Note that there are call and put options on another stake in the company.

This chart shows the principal investments of the A2A Group. See attachments 1,2,3,4 and 5 for a full list of investments.

Key figures of the A2A Group

Income statement (millions of euro)

	01.01.2008 09.30.2008	01.01.2007 09.30.2007 Restated (*)	3rd Qtr. 2008	3rd Qtr. 2007 Restated (*)
Revenues	4,363	1,929	1,375	640
Operating costs	-3,238	-1,459	-1,006	-486
Labour costs	-328	-107	-99	-34
Gross profit from operations	**797**	**363**	**270**	**120**
Depreciation and amortisation, provisions and writedowns	-260	-117	-84	-38
Profit from operations	**537**	**246**	**186**	**82**
Financial costs	-114	30	-43	-12
Other non-operating profits	13			
Other non-operating costs		-3		
Profit before tax	**436**	**273**	**143**	**70**
Income tax expense	-181	-63	-50	-18
Net result from non-current assets sold or held for sale		-1	-	
Minority interests	-17	-47	-14	-6
Group net profit for the period	**238**	**162**	**79**	**46**
Gross profit from operations / Net revenues	**18.3%**	**18.8%**	**19.6%**	**18.8%**

(*) Figures related to the former AEM Group

Financial position (millions of euro)

	01.01.2008 09.30.2008 net of merger effect	01.01.2007 09.30.2007 Restated (*)
Net cash flows from operating activities	545	302
Net cash flows absorbed by investment activities	-379	-447
Free cash flow	166	-145

(*) Figures related to the former AEM Group

Balance sheet (millions of euro)

	09.30.2008	12.31.2007 Restated (*)
Net capital employed	8,016	5,148
Equity pertaining to the Group and minority interests	4,688	3,054
Consolidated net financial position	-3,328	-2,094
Consolidated net financial position/Equity pertaining to the Group and mino	0.71	0.69
Consolidated net financial position/Market cap	0.59	0.43

(*) Figures related to the former AEM Group

Key figures of A2A S.p.A.

	09.30.2008	12.31.2007 (*)
Share capital (euro)	1,629,110,744	936,024,648
Number of ordinary shares (par value 0.52 euro)	3,132,905,277	1,800,047,400
Number of treasury shares (par value 0.52 euro)	47,434,850	30,434,850

(*) Figures related to the former AEM Group

Key rates and prices

	09.30.2008	09.30.2007
Average 6-month Euribor for first 9 months of the year	4.868%	4.236%
Average price of Brent crude for first 9 months of the year (US$/bbl)	111.02	67.13
Average exchange rate €/$ (**)	1.52	1.34
Average price of Brent crude (Euro/bbl)	73.04	50.10

(**) Source: Italian Foreign Exchange Office

A2A on the Stock Exchange

Market capitalisation at 9/30/2008: € 5,627 m

Average volumes at September 30, 2008: 12,044,368

Market data *(euro per share)*

Average price from January 1 to September 30, 2008	2.3959
High from January 1 to September 30, 2008	3.096
Low from January 1 to September 30, 2008	1.749
Number of shares (m)	3,133

In June, A2A distributed a dividend of € 0.097 per share

A2A vs S&P/MIB *(prices 01/01/08 = 100)*



110
100
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gen-08
feb-08
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A2A
S&P/MIB

A2A in the first 9 months of 2008



€/azione
3.5
3
2.5
2
1.5
1
70000000
60000000
50000000
40000000
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Volumes
gen-08
feb-08
mar-08
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A2A forms part of the following indices:

- S&P/MIB
- DJ STOXX
- DJ EUROSTOXX
- WisdomTree
- FTSEurofirst

Ethical indices

- FTSE4GOOD
- Ethibel Sustainability
- Axia Ethical
- ECPI Ethical Index EMU
- S-BOX Climate Change Price Index

Corporate bodies

Supervisory Board

Chairman
Renzo Capra

Deputy Chairman
Alberto Sciumè

Director
Adriano Bandera
Tancredi Bianchi
Claudio Buizza
Antonio Capezzuto
Dario Cassinelli
Gianni Castelli
Pierfrancesco Cuter
Marco Miccinesi
Massimo Perona
Angelo Rampinelli Rota
Giovanni Rizzardi
Cesare Spreafico
Antonio Matteo Taormina

Management Board

Chairman
Giuliano Zuccoli

Deputy Chairman
Luigi Morgano

Director
Mario Cocchi
Giovanni Gorno Tempini
Francesco Randazzo
Renato Ravanelli
Simone Rondelli
Paolo Rossetti

General Managers

Corporate and Market Area
Renato Ravanelli

Technical-Operations Area
Paolo Rossetti

Significant events during the period

Atel public share exchange offer

The public offer to exchange shares in Atel S.A. for shares in Atel Holding S.A. closed on January 11, 2008. A2A S.p.A. exchanged 174,855 Atel S.A. shares for 1,403,211 Atel Holding S.A. shares. Following this exchange, A2A S.p.A. now holds 6.44% of Atel Holding S.A..

A2A S.p.A. and Municipality of Sesto San Giovanni: creation of a partnership

On January 18, 2008 A2A S.p.A. sold 40% of Proaris S.r.l. to the Municipality of Sesto San Giovanni in order to create a partnership to clean up the water-bearing stratum, simultaneously producing clean heat and electricity, before releasing the purified water.
Under the shareholder agreements, the Chairman of the Board of Directors will be nominated by the Municipality of Sesto San Giovanni, whereas the Managing Director will be nominated by A2A S.p.A.

Constitutional Court - Law 266 of December 23, 2005 (article 1, paras. 483, from 485 to 488 and 492)

With a sentence passed on January 18, 2008, the Constitutional Court declared the illegitimacy of certain provisions of Law 266 of December 23, 2005 (art.1, paras 483, 485-488 and 492), which contain detailed regulations on water concessions for hydroelectric purposes, consisting of transitional rules with immediate effect as well as rules to be applied once the system is up and running. In particular, the Court decided that there were conflicts of attribution between the State and the Regions promoted with the recourse of certain regional administrations. The Court therefore considered unconstitutional the 10-year extension of the concessions underway at the date when the law came into effect, subject to carrying out suitable plant modernisation works, as this damaged the competitive competence of the Regions in the production, transport and distribution of energy on a national basis as per art. 117.3 of the Constitution.

A2A's stake in Edipower S.p.A. rises to 20%

On January 31, 2008 the transfer was completed of 28,826,000 Edipower shares, 2% of the share capital, representing the last tranche of the shares subject to the put and call options exercised in July 2007 by Unicredit S.p.A..
As a result of this transaction, A2A S.p.A.'s interest in Edipower S.p.A. has increased to 20%.

A2A S.p.A.: Appointment of the members of the Supervisory Board

On February 22, 2008 the Shareholders' Meeting of A2A S.p.A. appointed the Supervisory Board for three years based on a voting list, consisting of the following members:
Renzo Capra – Chairman
Alberto Sciumè - Deputy Chairman
Claudio Buizza
Adriano Bandiera
Antonio Capezzuto
Dario Cassinelli
Pierfrancesco Cuter
Gianni Castelli
Luigi Morgano
Marco Miccinesi
Angelo Rampinelli Rota
Cesare Spreafico

taken from the list of candidates presented jointly by the Municipality of Brescia and the Municipality of Milan, together the holders (directly or indirectly through subsidiaries) of 54.912% of the share capital;

Antonio Matteo Taormina
Massimo Perona
taken from the list of candidates presented by the minority shareholder, Atel Italia Holding S.r.l.;

Tancredi Bianchi
taken from the list of candidates presented by the minority shareholder, the Municipality of Bergamo.

The new text of the articles of association comes into effect from February 22, 2008 with the consequent transfer of the registered office to Via Lamarmora 230, Brescia.

In replacement of Mr. Morgano, who resigned, the Shareholders' Meeting of March 31, 2008 appointed Mr. Giovanni Rizzardi.

A2A S.p.A.: Appointment of the members of the Management Board

A meeting of the Supervisory Board of A2A was held on March 10, 2008 under the chairmanship of Renzo Capra. Once the Nominations Committee had checked that the candidates had the necessary requisites, the Supervisory Board unanimously appointed the following as members of the Management Board:
Giuliano Zuccoli – Chairman;
Luigi Morgano - Deputy Chairman
Mario Cocchi
Giovanni Gorno Tampini
Francesco Randazzo
Renato Ravanelli
Simone Rondelli
Paolo Rossetti

Of the members of the Management Board, the following have the requisites to be considered independent: Giovanni Gorno Tempini, Luigi Morgano and Simone Rondelli.

2007 draft financial statements of the AEM, ASM and AMSA Groups and pro-forma financial statements of the A2A Group

On March 27, 2008, the Management Board examined and approved the draft financial statements for 2007 and the pro-forma figures for 2007. At the end of the review, the Board proposed the distribution of a dividend of 0.097 euro per share (+38.6% compared with the previous year).

On April 28, 2008, the Supervisory Board examined and approved the draft financial statements and pro-forma figures for 2007.

On May 30, 2008 the Shareholders' Meeting of A2A S.p.A. approved the proposal to distribute a dividend of 0.097 euro per share, which was paid from June 26, 2008, going ex-coupon (no. 10) on June 23, 2008.

The Supervisory Board approved the Guidelines for the 2008-2012 Business Plan of the A2A Group prepared by the Management Board.

On March 27, 2008, the Supervisory Board approved the Guidelines for the 2008-2012 Business Plan prepared by the Management Board.
Net of the effects of consolidating the investment in the subsidiary Edison, the Plan envisages:

- capital expenditure during the period of 2.5 billion euro;
- an average annual rate of growth in gross profit from operations of 7.5% compared with 2007, including synergies deriving from the progressive integration of the activities carried out by the AEM, ASM and AMSA Groups, which gave rise to the A2A Group;
- a net financial position, before the distribution of dividends, down from 3.8 to 2.1 billion euro;
- continuation of the share buyback plan in 2008;
- the distribution of a dividend per share not lower than the one proposed to the Shareholders' Meeting for 2007.

A2A intends to concentrate the industrial development of the Group in four areas of activity:

Energy – The development of electricity sales in the period 2007-2012, from 28 to 33 billion kWh, will be possible thanks to completion of the investments in the combined-cycle thermoelectric plants at Gissi (CH) of 780 MW and at Scandale (KR) of 720 MW in which the Group has a 50% interest, and the acquisition of the generation assets of E.ON Produzione S.p.A. in exchange for the 20% stake held in the company controlled by the E.ON Group.
As a result of these investments, by the end of 2009 the A2A Group should already have installed capacity of 6,000 MW (3,400 MW at the end of 2007), with an efficient production mix consisting of gas and coal fed thermoelectric power plants, hydroelectric power stations and wind farms. The growth in margins will be sustained by developing the various business activities, which will be subject to careful monitoring of the associated risks. Apart from Italy, A2A is already operating in the energy markets of certain foreign countries, such as France, Austria, Slovenia, Germany, Switzerland and Greece.
In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to more than 6 billion cubic metres per year (5 billion in 2007). From the point of view of utilisations, sales on wholesale markets will gradually decline so as to make dual fuel sales on the end-customer market.
A2A's objective is to strengthen even more its industrial relations with Edison, which will be called upon to contribute more and more towards vertical integration of the A2A Group in upstream gas markets. From an accounting point of view, it is worth remembering that A2A consolidated Edison's results (through its 50% co-subsidiary Transalpina di Energia srl) on a proportional basis up until December 31, 2007. Last November, Edison announced its own 2008-2013 Business Plan, which envisages average rates of growth in EBITDA of between 7 and 8% per year (1,602 million euro in 2007) and capital expenditure of 3 billion euro in the power sector and 3.2 billion euro in the hydrocarbons sector.

Environment - A2A is a leading Italian operator in the field of waste management where, thanks to the activities carried on by the AMSA, Aprica and Ecodeco Groups, it has a presence in the entire value sector, from collection to the treatment of urban and industrial waste, also recycling them to produce energy. The Group also designs and builds integrated plant systems for third parties with which it has a technological, industrial and commercial partnership.
The Plan also provides for the construction of 10 new waste disposal plants and a new incinerator, in addition to the five already in operation, making it possible to raise the volume of waste being handled from the current 3 million tonnes to more than 4 million tonnes per year. These investments

will make it possible to offset the reduction in profitability during the period caused by expiry of the CIP 6 incentives for electricity generation by the waste incinerators currently in operation.
There is also expected to be significant room for growth in this sector in Italy (construction of new WTE plants) and abroad (A2A already has a presence in the UK and Spain). These opportunities were not included in the Business Plan for prudence sake, as it will take some time to choose the best projects to pursue.

Cogeneration and district heating – The Business Plan foresees a consolidation of the Group's leadership on the domestic market, with an increase in sales of heat from the current 1.5 billion kWh to more than 3 billion, backed by the construction of more than 700 MW of new cogeneration plants (14 plants, including 9 in Milan) and by the development of urban distribution networks. Priority will be give, in particular, to further development in the Bergamo, Brescia and Milan areas and to initiatives already under consideration in various parts of Northern Italy. The contribution that the development of urban district heating networks will make in terms of lower atmospheric emissions will be emphasised by technological innovation (e.g. development of systems for recovering energy from the water-bearing stratum by means of natural gas cogeneration systems integrated with heat pumps).

Networks – The management of electricity, gas and water distribution networks (a sector in which the A2A Group is present throughout the value sector) will make it possible to maintain a portion of its margins associated with regulated tariffs, which involve lower risk. The plan foresees stable volumes of electricity and water distributed (in 2007, 12 billion kWh and 91 million cubic metres, respectively) and a steady increase in the volumes of gas distributed (from 1.8 to 2.6 billion cubic metres), also by taking part in competitive tenders for the renewal of expired concessions, the effect of which will also be a gradual reduction in the number of operators in this sector.
The capital investments in this sector will aim to maintain the high quality of the service already achieved, completing the installation of electronic meters for measuring electricity consumption. A plan to install electronic meters for gas consumption will also be initiated during the period of the plan.

Period for execution of the plan to buy treasury shares expired

Pursuant to article 144-bis.4 of CONSOB Regulation no. 11971/1999 and subsequent amendments, A2A S.p.A. (the "Company") communicated that on April 27, 2008 the plan to buy treasury shares came to an end. It was approved by the Company's Shareholders' Meeting on October 27, 2006 (the "Plan").
The Plan involved up to a maximum of 180,004,740 ordinary shares (10% of the share capital at the date of the resolution) and had been authorised for 18 months from the date of the shareholders' resolution on October 27, 2006.
At the end of the plan, the Company holds a total of 47,434,850 ordinary shares, equal to 1.51% of the share capital, of which 16,159,850 already in portfolio in execution of the previous plan to purchase treasury shares.
31,275,000 ordinary shares have been purchased on the Stock Exchange at an average price of 2.6282 euro for a total of 82,197,249.76 euro.
The maximum purchase price under the Plan was 2.8543 euro per share and therefore within the limits of the shareholders' resolution of October 27, 2006.
Purchases on the Stock Exchange began on May 22, 2007 and ended on March 19, 2008.
The objectives of the Plan were: a) to take advantage of an opportunity to invest liquidity efficiently in relation to the Company's development and stock market trends; b) to carry out trading, hedging and arbitrage transactions; and c) to permit the use of treasury shares in transactions linked to current operations and industrial projects in line with the strategies that the Company intends to pursue, as these sometimes involve share exchanges.

The purchase of 31,275,000 ordinary shares took place on the official Stock Exchange, where the Company's shares are traded, in compliance with all applicable laws and supervisory provisions.
Lastly, it is worth remembering that on March 27, 2008 the Management Board resolved to submit the proposal to renew the authorisation to buy and sell treasury shares within the maximum limits permitted by law, subject to the approval of the Supervisory Board in accordance with the articles of association.
On the proposal of the Municipality of Brescia, seconded by the Municipality of Milan, the Shareholders' Meeting of May 30, 2008 decided to postpone any resolution on this matter until the next meeting.

Agreement with Cofathec/Gaz de France for the purchase of Cofathec Coriance sas
On May 29, 2008 A2A signed an agreement with Cofathec Sas, a member of the Gaz de France Group, to buy 100% of Cofathec Coriance Sas, a company that operates in France in the field of district heating and electricity generation from cogeneration plants.
Directly as well as indirectly through its subsidiaries, Cofathec Coriance manages urban district heating and district cooling plants on the basis of long-term concessions.
It runs 20 plants under concession with an installed power of around 670 MWt; the company also has a number of minority investments in other plants. The plants use various types of fuelstock: cogeneration, biomass, geothermy, boilers, industrial gases and waste incineration. The installed electrical power of the cogeneration plants is more than 80 MWe. Total output in 2007 came to around 670 Gwht and 250 GWhe. The scope of the sale excludes the 50% investment that Coriance holds in Climespace, which provides district cooling services in Paris.
The plants are located mainly in the area surrounding Paris and in certain major cities (such as Toulouse and Dijon) and are run on the basis of specific concessions granted by the local authorities. These concessions have an average residual duration of around 13 years.
In 2007 the assets involved in the sale achieved revenues (pro-forma) of around 63 million euro, with a gross profit from operations of 8.6 million euro. These figures only include part of the results of certain plants that entered production in 2007 and do not include any of those due to enter production during the current year. Production of thermal energy is expected to rise to more than 800 Gwht in 2008 thanks to the new plants due to enter production.
The price paid on July 31, 2008 by A2A for the purchase of 100% of Cofathec Coriance Sas (now Coriance Sas), came to 44.6 million euro; Coriance's consolidated book net debt at the end of 2007 amounted to 34 million euro; for contractual purposes, the net financial position was increased by some 8 million euro to take account of certain provisions and other liabilities of a non-financial nature.
The sale of Cofathec Coriance (now Coriance Sas) was one of the conditions imposed by the European Commission before it would authorise the merger of Gaz de France and Suez (which holds a significant proportion of the French district heating market through Elyo).
On July 31, 2008 A2A completed its purchase of 100% of Cofathec Coriance Sas.

Agreement signed to obtain ownership of certain power plants belonging to E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) having chosen the E.ON (formerly Endesa) power plants. The Group is diversifying its energy sources and strengthening its position in renewables.

On June 16, 2008, A2A signed an agreement with Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A Endesa Europa S.L. and Endesa Italia S.p.A., which gives A2A the right to initiate a spin-off of E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A). As a result of the spin-off, A2A will own certain power plants in exchange for its 20% holding in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.).
The operation was already envisaged in A2A's 2008-2012 Business Plan.
On July 18, 2008, A2A exercised its right to choose certain power plants owned by E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), thereby initiating the spin-off of this company as envisaged in the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A. E.ON AG, Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A.
In accordance with this agreement, the spin-off procedure provides for the setting up of a new corporate vehicle to which the chosen power generation assets will be transferred, together with the related liabilities that are allocated to them. A2A will hold 100% of this company's share capital in exchange for its 20% stake in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.). A2A chose the thermoelectric plant at Monfalcone and the hydroelectric nucleus in Calabria, with an installed power of 976 MW and 484 MW, respectively.
With the acquisition of these plants, A2A production availability rises considerably, from 4,100 MW to 5,500 MW, with more than 25% of the installed power being fed by a renewable source.
Considerable investment, that has already been authorised together with the environmental impact assessment (E.I.A.), is now planned for the Monfalcone plant: between now and 2011, this will see, on the one hand, the disposal of the oil-driven units (for an installed power of 640 MW, but less efficient and with a higher emission factor) and, on the other hand, the installation of a new 800 MW CCGT alongside the existing coal-fed units, thereby raising the total power of the plant to around 1,140 MW.
The hydroelectric power plants in Calabria will join the historical complex of pump, run-of-the-river and modulation hydroelectric plants located in Valtellina, as well as the nuclei owned by Edipower in Mese, Tusciano and Udine; once they have been refurbished and upgraded, they will also generate green certificates, like the run-of-the-river plants in the province of Brescia.
The acquisition of the assets of E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A) is linked to the recent completion of the combined-cycle thermoelectric plant at Gissi (province of Chieti), which made its first network injection in June based on its first 400 MW power unit and in September based on its second unit, also of 400 MW.
As a result of these operations, the output of the A2A Group will be better distributed throughout the country and more diversified in terms of the primary sources and technologies used.
The operation will be communicated to the Antitrust Authority and is expected to be completed by first quarter of 2009.
It is estimated that the deal will have an impact on the Group's net financial position of around 250 million euro.

Standard & Poor's raises its long-term rating from BBB to BBB+
On July 18, 2008, Standard & Poor's Ratings Services improved its long-term rating of the A2A Group, raising it from BBB to BBB+, with a "stable" outlook. The new rating takes account of the Group's diversification in the energy sector, as well as its significant territorial presence in Lombardy.
S&P also confirmed its short-term rating of "A-2".

The Authority for Electricity and Gas published its approval of the "specific company equalisation" for AEM Elettricità for the period 2004-2007.

On September 18, 2008, with provision ARG/ELT no. 121/08, based on the investigation carried out to implement resolution no. 96/04, the Authority for Electricity and Gas approved the amount of the "specific company correction factor applicable to revenues admitted to cover distribution costs", which is needed to calculate the amount of specific company equalisation to cover costs due to external variables outwith the control of AEM Elettricità and not paid for by tariff revenues.

The specific company equalisation recognised for 2004 amounts to 13.3 million euro. For the years 2005-2007, this correction factor will be updated according to the method adopted by the Authority with resolution no. 316/07, based on the amount invested by the company.

On September 30, 2008 AEM Elettricità received the amount for 2004 and an advance on the specific company equalisation for the years 2005, 2006 and 2007 based on 80% of the figure for 2004.

Agreement signed with the Gazprom Group to set up a joint venture to sell natural gas

On September 25, 2008 A2A S.p.A. and Iride S.p.A. signed an agreement with two companies of the Gazprom Group (Gazprom Export LLC and ZMB GmbH) for the creation of a joint venture that will operate in the Italian natural gas market. At the same time, a long-term contract was signed with the Gazprom Group to supply natural gas to the joint venture.

The gas supply contract initially provides for an annual volume of around 900 million cubic metres, which is then expected to grow. The contract will run from October 1 and will last until 2022, with the possibility of an extension for another five years. During the start-up period of the new company, Plurigas will handle the shipping service.

The joint venture agreement outlines the contractual process by which A2A and Iride will create a corporate vehicle (70% A2A; 30% Iride), which will in turn act as Gazprom's partner in the 50/50 joint venture that will operate directly on the retail gas market. The Chairman of the joint venture will be nominated by Gazprom, while the Managing Director will be nominated by A2A.

The deal is expected to be closed by the end of 2008, once the contractual documents have been finalised, including the two companies' shareholder agreements, and once the necessary authorisations have been obtained.

With this initiative, A2A and Iride are launching an important collaboration with the largest natural gas producer in the world, thereby continuing its strategy of diversifying access to gas supplies to satisfy the needs of its own thermoelectric power plants, as well as those of its customers. A2A currently manages a natural gas portfolio of around 6 billion cubic metres and ranks as the third largest gas operator in Italy, taking into account its investment in Edison, Iride currently manages a natural gas portfolio of around 2 billion cubic metres and is involved in building the regasification terminals at Livorno and Gioia Tauro.

ZMB GmbH (ZMB), incorporated in 1993, is a subsidiary of GAZPROM Germania GmbH. The company sells Russian and Central Asian natural gas in Europe. Its core business is the production, trading and storage of natural gas. Through its subsidiary Gazprom Marketing & Trading Ltd., ZMB operates in UK, Belgium, Holland, France and USA, and through ZMB (Schweiz) AG in Eastern Europe and in the countries belonging to the Commonwealth of Independent States (CIS). At present, it supplies gas to more than 20 countries in Central and Western Europe.

GAZPROM Export LLC is the world's largest exporter of natural gas from Russia and the CIS.

Launch of a simple, rapid and innovative instrument for resolving disputes with citizens

On September 26, 2008, Confservizi Lombardia - in the name and on behalf of certain member companies including A2A - and representatives of Lombardy's Consumer Associations signed an agreement on "regulations for testing the dispute conciliation procedure" in accordance with the protocol of understanding between Confservizi Nazionale and National Consumer Associations.

The Protocol of Conciliation represents an important and decisive aspect of the cooperation that the A2A Group wants to develop with the Consumer Associations and reflects the Company's

willingness to adopt a simple, rapid and innovative instrument for resolving disputes with consumers in the gas and electricity sector.

Thanks to the support of the Consumer Associations that have signed the Protocol of Conciliation, customers will be able to activate the conciliation procedure rapidly and with all of the protection provided by arbitration.

The fact that the A2A Group is promoting an innovative model of conciliation is further proof of the emphasis that it wants to put on ever closer relationships between the Company, its customers and other stakeholders.

Given this increased attention to the needs of citizens and customers, A2A has decided to strengthen its relationships with Consumer Associations, appointing a specific liaison officer. This will make it possible to interact directly to resolve consumers' problems.

A2A and the Municipality of Varese sign an agreement for Aspem to join the A2A Group

On September 30, 2008 A2A and the Municipality of Varese signed an agreement for Aspem to join the A2A Group. Aspem S.p.A. is a public service utility company that operates in the city of Varese and a number of other towns in the Province of Varese. The agreement envisages that A2A would buy 90% of Aspem S.p.A. It controls 100% of Aspem Gas S.p.A. to which 90% of Varese Risorse S.p.A. would be spun off prior to the closing. In addition, Aspem S.p.A. holds 33% of Prealpi Servizi S.p.A. The Municipality of Varese will continue to hold around 9.7% of Aspem S.p.A. and 10% of Varese Risorse S.p.A.; the residual investment in Aspem S.p.A. is held by other towns in the Province of Varese. Aspem S.p.A. operates in the field of natural gas distribution in the Municipality of Varese and other towns in the province of Varese, with around 100 million cubic metres of gas distributed and around 41,000 customers connected to the network. It also provides water to around 60,000 customers and environmental services, covering an area with 107,000 inhabitants.

Aspem Gas handles gas sales (with more than 90 million cubic metres of gas sold), whereas Varese Risorse runs Varese's district heating plant, which has an installed power of 52.5 MWt and 5 MWe. Prealpi Servizi, in which the local public utility companies of Gallarate and Busto Arsizio also have an equal stake, manages the water service in the Province of Varese. In 2007, on a pro-forma basis, Aspem S.p.A., Aspem Gas and Varese Risorse generated revenues of around 70 million euro, with a gross profit from operations of 6.5 million euro. At December 31, 2007 the pro-forma net debt, which was negatively affected by the seasonal nature of the business, amounted to 5 million euro.

The price agreed for the acquisition is 47.6 million euro, which will be paid by transferring A2A shares to the Municipality of Varese. The shares will be valued at the weighted average price of A2A's stock during the six months prior to the closing: this average price cannot be lower than 2.32 euro. The maximum number of A2A shares attributable to the Municipality of Varese (assuming there is no need for the price adjustment contractually foreseen based on the net debt at December 31, 2008) is therefore around 20.5 million, which is around 0.6 % of A2A's share capital. The Municipality of Varese will accept an obligation to lock up its A2A shares for 18 months. The Municipality of Varese will have an option to sell its investments in Aspem S.p.A. and Varese Risorse which it can exercise 3 years after the closing (this being the lock-up period for these investments) at a price not higher than the one agreed in the contract signed on September 30, 2008. The closing of this deal, which is expected to take place between the end of 2008 and the beginning of 2009, is subject to approval by the Antitrust Authority and completion of the spin-off to transfer 90% of Varese Risorse to Aspem.

Directors' report on operations

Summary of results, assets and liabilities and financial position

The A2A Group

As a result of the merger of AMSA Holding S.p.A. and ASM S.p.A. with AEM S.p.A. (now A2A S.p.A.) on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at September 30, 2008 are therefore not comparable with those at September 30, 2007.

As explained in the section entitled "Changes in accounting standards and accounting policies", from January 1, 2008, A2A considered it best to change the method of consolidating joint ventures previously used by the AEM Group.

Therefore, starting from January 1, 2008, the joint ventures Transalpina di Energia S.r.l., Edipower S.p.A. Ergon Energia S.r.l., and other minor ones[1] are no longer consolidated on a proportional basis, but valued under the equity method. For consistency, the prior year figures in the consolidated financial statements of the companies merged with AEM S.p.A. (now A2A S.p.A.), presented for comparative purposes, have also been restated.

As a result of the merger with ASM S.p.A., from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital and ASM S.p.A. 30%. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line basis, showing 30% of the result and of equity as pertaining to minority interests. In the restated figures at September 30, 2007, the 40% investment in Plurigas S.p.A. has been consolidated under the equity method.

It should be borne in mind that from July 1, 2007 the income statement includes 100% of the Ecodeco Group; previously, it was fully consolidated with 70% of the result being shown as pertaining to minority interests. Moreover, as a result of buying another 7.49%, from the second quarter of 2007, the investment in AGAM S.p.A. is valued at equity, having previously been carried at cost.

Following the acquisition of 98.08% of A2A Coriance SAS, which owns 100% of Coriance SAS, on July 31, 2008, the Coriance SAS Group, previously controlled by the Cofatech Group, has now entered the scope of consolidation of A2A, as mentioned in the paragraph entitled "Significant events during the period". Its results for the period August 1, 2008 to September 30, 2008 and its balance sheet figures at September 30, 2008 have therefore been consolidated on a line-by-line basis.

See the section entitled "Change in the scope of consolidation" for further details.

[1] GESI S.r.l, Metamer S.r.l, Bellisolina S.r.l, Bergamo Pulita S.r.l., SED S.r.l, and Biotecnica

Results

Millions of euro	*01.01.2008 09.30.2008*	*01.01.2007 09.30.2007 Restated (*)*	*Change*
Revenues	**4,363**	**1,929**	**2,434**
of which:			
- Revenues from sales and services	*4,237*	*1,902*	*2,335*
- Other operating income	*126*	*27*	*99*
Operating costs	(3,238)	(1,459)	(1,779)
Labour costs	(328)	(107)	(221)
Gross profit from operations	**797**	**363**	**434**
Amortisation and depreciation	(223)	(101)	(122)
Provisions and writedowns	(37)	(16)	(21)
Net profit from operations	**537**	**246**	**291**
Financial income	18	21	(3)
Financial charges	(161)	(80)	(81)
Gains and losses on valuation of investments at equity	29	89	(60)
Other non-operating profits	13		13
Other non-operating costs		(3)	3
Profit before tax	**436**	**273**	**163**
Income tax expense	(181)	(63)	(118)
Net profit of continuing operations, net of tax	**255**	**210**	**45**
Net result from non-current assets sold or held for sale		(1)	1
Minority interests	(17)	(47)	30
Group net profit for the period	**238**	**162**	**76**

(*) Figures related to the former AEM Group

In the first nine months of 2008, the consolidated revenues of the Group came to 4,363 million euro, of which 4,237 million was attributable to revenues from sales and services and 126 million to other operating income.

The various areas of activity contributed to total revenues for the year in the following way:

	09.30.08	*09.30.07*
Electricity sold to wholesaler and retail customers (GWh)	12,693	9,163
Electricity sold on the Power Exchange	10,118	5,661
Gas sold to wholesaler and retail customers (Mmc)	2,413	607
Heat sold (*Gwht*)	1,085	232
Electricity distributed (*GWh*)	9,194	5,620
Gas distributed (*Mmc*)	1,244	653
Waste disposed of (*Kton*)	2,142	698

Sales also benefited from the following quantities produced by the plants managed by the Group:

	09.30.08	*09.30.07*
Thermoelectric production (*GWh*)	6,851	5,709
Hydroelectric production *(GWh)*	1,880	1,456
Heat production (Gwht)	991	107

Gross profit from operations of the period amounted to 797 million euro. This result reflects the contribution made by all areas of activity in which the Group operates, as shown in the following table:

Millions of euro	**Gross profit from operations 01/01/2008-09/30/2008**	**Gross profit from operations 01/01/2007-09/30/2007** ***restated***
Energy Sector	338	218
Heat and Services Sector	27	3
Environment Sector	251	48
Networks Sector	204	111
Other Services and Corporate Sector	-23	-17
Total	**797**	**363**

Amortisation and depreciation, provisions and writedowns amount to 260 million euro. This caption is made up of: 11 million euro of amortisation, 212 million euro of depreciation and 37 million euro of provisions for risks and charges and for bad and doubtful accounts. Note that depreciation includes 23 million euro due to the effects of sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional.

As a result of these changes the profit from operations amounts to 537 million euro (246 million euro at September 30, 2007).

Financial costs show a negative balance of 114 million euro resulting from the combined effects of the following items: financial charges of 161 million euro, partly offset by financial income of 18 million euro and by the positive result of investments valued under the equity method for 29 million euro (89 million euro at September 30, 2007).

The increase in net financial charges is principally due to the increase in average net debt, which rose by 1.5 billion euro as a result of the mergers.

The portion of gains and losses on valuation of investments at equity shows a decrease of 60 million euro due to the lower result achieved by the Transalpina di Energia Group.

Income tax expense amounts to 181 million euro and incorporates the effect of the new rules introduced by Law 244/07, applicable from January 1, 2008, as well as the recent Decree Law 112 of 06.25.2008 (the so-called "Summer 2008 Manoeuvre"), which brought in a 5.5% surtax for companies operating in the production and sale of gas and electricity.

The consolidated net profit for the period pertaining to the Group, after deducting the profit pertaining to minority interests in Delmi S.p.A. and Plurigas S.p.A., amounts to 238 million euro (162 million euro at September 30, 2007).

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Capital and financial position

At September 30, 2008, consolidated net capital employed amounted to 8,016 million euro, funded by equity, 4,688 million euro (of which 866 million pertaining to minority interests) and net financial indebtedness, 3,328 million euro (2,094 million euro at December 31, 2007).

The amount of net capital employed increased by 2,868 million euro compared with December 31, 2007. This increase is due for 2,822 million euro to the change in the scope of consolidation and for 46 million euro to an increase in net capital employed in the period from January 1 to September 30 2008.

Working capital improved by 78 million euro in the period, thanks to the decrease in short-term receivables, only partly offset by the decline in trade and other payables.

Net fixed capital went down during the period by 564 million euro, mainly because of the decrease in long-term financial assets following the reclassification of the investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), to assets held for sale. Assets/liabilities held for sale rose in the period by 688 million euro.

Consolidated net financial debt at September 30, 2008 amounts to 3,328 million euro, having increased by 64 million euro in the first nine months of 2008.

Without payment of the extraordinary dividend of 85 million euro on January 4, 2008, net debt would have fallen by 21 million euro.

Net cash flows from operating activities during the period amount to 545 million euro and include the change in assets and liabilities of 67 million euro.

Net cash flows absorbed by investing activities amount to 379 million euro and include capital expenditure for property, plant and equipment and intangible assets, the increase in the value of investments and the outlay, amounting to 43 million euro, for the purchase of treasury shares.

The change in equity is negative for 230 million euro, due to the distribution of dividends totalling 299 million euro.

(in millions of euro)	09.30.2008	01.01.2008 *post-merger*	12.31.2007 *restated*
CAPITAL EMPLOYED			
Net fixed capital	**7,097**	**7,661**	**5,162**
- Property, plant and equipment	3,925	3,878	2,083
- Intangible assets	703	540	360
- Investments and other non-current financial assets	3,451	4,131	3,215
- Deferred tax liabilities	(304)	(305)	(173)
- Provisions for risks, charges and liabilities for landfills	(409)	(311)	(169)
- Employee benefits	(269)	(272)	(154)
Working capital	**235**	**313**	**(10)**
- Inventories	281	174	24
- Short-term receivables	1,646	2,039	1,074
- Other current assets	32	26	12
- Current derivatives receivable/payable	(37)	(1)	3
- Trade payables	(948)	(1,050)	(617)
- Other payables	(691)	(866)	(500)
- Other current liabilities	(48)	(9)	(6)
Assets/liabilities held for sale	**684**	**(4)**	**(4)**
TOTAL CAPITAL EMPLOYED	**8,016**	**7,970**	**5,148**
SOURCES OF FUNDING			
Equity method	**4,688**	**4,706**	**3,054**
Total financial position beyond one year	3,134	2,725	1,697
Total financial position within one year	194	539	397
Total net financial position	**3,328**	**3,264**	**2,094**
TOTAL SOURCES	**8,016**	**7,970**	**5,148**

(in millions of euro)	**01.01.2008 09.30.2008 post-merger**	**09.30.2007** ***Restated***
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(3,264)**	**(1,705)**
Net result for the period pertaining to the Group	238	162
Net result for the period pertaining to minority interests	17	47
Amortisation and depreciation	223	101
Changes in assets and liabilities	67	(8)
Net cash flows from operating activities	**545**	**302**
Net cash flows absorbed by investment activities	**(379)**	**(447)**
Free cash flow	**166**	**(145)**
Change in minority interests (excluding result)	24	(50)
Change in equity of the Group (excluding result and change in treasury shares)	45	31
Dividends paid	(299)	(125)
Cash flow from changes in equity	**(230)**	**(144)**
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(3,328)**	**(1,994)**

Significant events after September 30, 2008

Purchase of the residual 6% interest in Ecodeco S.p.A. completed.

On October 24, 2008, A2A S.p.A. purchased the 6% interest in Ecodeco S.r.l. covered by the put option communicated to the market on July 24, 2007, paying a price of Euro 23,100,257.17.
As a result of this purchase, A2A now holds 100% of Ecodeco S.r.l.

Outlook for operations

In light of the results for the first nine months of the year, the figures for the whole of 2008 are expected to be better than in 2007.

Consolidated financial statements

CONSOLIDATED BALANCE SHEET (1)	Notes	09.30.08	12.31.07 Restated
(millions of euro)			
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	1	3,925	2,083
Intangible assets	2	703	360
Investments valued at equity	3	2,595	2,501
Other non-current financial assets	3	565	516
Deferred tax assets	4	287	197
Other non-current assets	5	41	27
TOTAL NON-CURRENT ASSETS		**8,116**	**5,684**
CURRENT ASSETS			
Inventories	6	281	24
Trade receivables	7	1,406	902
Other current assets	8	290	178
Current financial assets	9	26	0
Current tax assets	10	1	19
Cash and cash equivalents	11	134	32
TOTAL CURRENT ASSETS		**2,138**	**1,155**
NON-CURRENT ASSETS HELD FOR SALE	12	**696**	**4**
TOTAL ASSETS		**10,950**	**6,843**
EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY			
Share capital	13	1,629	936
(Treasury shares)	14	-107	-64
Reserves	15	2,062	1,096
Net profit for the year		0	292
Net profit for the period	16	238	0
Equity pertaining to the Group		**3,822**	**2,260**
Minority interests	17	866	794
Total equity		**4,688**	**3,054**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	18	3,170	1,723
Deferred tax liabilities	19	304	173
Employee benefits	20	269	154
Provisions for risks, charges and liabilities for landfills	21	409	169
Other non-current liabilities	22	110	256
Total non-current liabilities		**4,262**	**2,475**
CURRENT LIABILITIES			
Trade payables	23	996	631
Other current liabilities	23	552	238
Current financial liabilities	24	348	430
Tax liabilities	25	95	11
Total current liabilities		**1,991**	**1,310**
Total liabilities		**6,253**	**3,785**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	26	**9**	**4**
TOTAL EQUITY AND LIABILITIES		**10,950**	**6,843**

(1) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information" and "Consolidation policies and procedures".

Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 40.

CONSOLIDATED INCOME STATEMENT (1) (millions of euro)	Notes	01/01/2008 09/30/2008	01/01/2007 09/30/2007 *Restated*	3rd QTR 2008	3rd QTR 2007 Restated
REVENUES					
REVENUES FROM THE SALE OF GOODS AND SERVICES		4,237	1,902	1,338	638
OTHER OPERATING INCOME		126	27	37	2
TOTAL REVENUES	28	**4,363**	**1,929**	**1,375**	**640**
OPERATING COSTS					
COSTS FOR RAW MATERIALS AND SERVICES		3,029	1,321	940	445
OTHER OPERATING COSTS		209	138	66	41
TOTAL OPERATING COSTS	29	**3,238**	**1,459**	**1,006**	**486**
LABOUR COSTS	30	**328**	**107**	**99**	**34**
GROSS PROFIT FROM OPERATIONS	31	**797**	**363**	**270**	**120**
DEPRECIATION, AMORTISATION, PROVISIONS AND WRITEDOWNS	32	**260**	**117**	**84**	**38**
PROFIT FROM OPERATIONS	33	**537**	**246**	**186**	**82**
FINANCIAL COSTS					
FINANCIAL INCOME		18	21	-14	-3
FINANCIAL CHARGES		161	80	54	23
GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY		29	89	25	14
TOTAL FINANCIAL COSTS	34	**-114**	**30**	**-43**	**-12**
OTHER NON-OPERATING PROFITS	35	**13**			
OTHER NON-OPERATING COSTS	36		**-3**		
PROFIT BEFORE TAX		**436**	**273**	**143**	**70**
INCOME TAX EXPENSE	37	**181**	**63**	**50**	**18**
NET PROFIT OF CONTINUING OPERATIONS NET OF TAX		**255**	**210**	**93**	**52**
NET RESULT FROM NON-CURRENT ASSETS HELD FOR SALE	38		**-1**		
NET PROFIT		**255**	**209**	**93**	**52**
MINORITY INTERESTS		**-17**	**-47**	**-14**	**-6**
GROUP NET PROFIT FOR THE PERIOD	39	**238**	**162**	**79**	**46**
Earnings per share (in euro):					
- basic		0.0771	0.0908		
- basic, from operating activities		0.0771	0.0915		
- diluted		0.0771	0.0901		
- diluted, from operating activities		0.0771	0.0908		

(1) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information" and "Consolidation policies and procedures".

Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 40.

CONSOLIDATED STATEMENT OF CASH FLOWS (millions of euro)	Notes	01.01.08 09.30.08	12.31.2007 Restated	09.30.2007 Restated
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	11	187	88	88
Operating activities				
Net result pertaining to the Group	39	238	292	162
Net result pertaining to minority interests	39	17	76	47
Non-monetary flows:				
Depreciation	32	212	144	97
Amortisation	32	11	6	4
Change in provisions for employee benefits	20.21	6	3	29
Change in working capital:				
Change in trade receivables and other short-term receivables		438	-274	23
Change in inventories of materials	6	-106	2	-1
Change in trade payables and other short-term payables		-223	51	-73
Change in assets/liabilities to related parties		-49	13	6
Change in assets/liabilities held for sale	12.26	1	4	8
Net cash flows from operating activities		**545**	**317**	**302**
Investing activities				
Net capital expenditure		-260	-158	-81
Capital expenditure, net in intangible assets		-86	-199	-184
Change in investments		-22	-247	-144
Change in investments held for sale		32		
Purchase of treasury shares	14	-43	-39	-38
Net cash flows absorbed by investment activities		**-379**	**-643**	**-447**
Free cash flow		**166**	**-326**	**-145**
Financing activities				
Change in financial assets		-33	-1	-14
Change in financial liabilities		44	334	229
Change in equity pertaining to minority interests	17	24	-96	-50
Changes in equity pertaining to the Group	13.15	45	158	31
Dividends paid		-299	-125	-125
Net cash flows absorbed by financing activities		**-219**	**270**	**71**
CHANGE IN CASH AND CASH EQUIVALENTS		-53	-56	-74
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	11	**134**	**32**	**14**

Statement of changes in Group equity
(in millions of euro)

Description	Share capital Note 13	Treasury shares Note 14	Reserves Note 15	Net profit for the period/year of the Group Note 16	Total equity pertaining to the Group	Minority interests Note 17	Total equity
Equity at 12.31.2006 Restated	936	-25	767	295	1,973	815	2,788
Changes from January 1, 2007 to September 30, 2007:							
Allocation of 2006 net profit			295	-295			
Distribution of dividends			-125		-125		-125
IAS 32 and 39 reserves			49		49		49
Put option on Ecodeco and Fertilvita quotas			14		14	-93	-79
Put option on Delmi Spa shares			-23		-23	47	24
Other changes		-38	-8		-46	-4	-50
Result from January 1, 2007 to September 30, 2007				162	162	47	209
Equity at 09.30.2007 Restated	936	-63	969	162	2,004	812	2,816
IAS 32 and 39 reserves			103		103		103
Put option on Delmi Spa shares			67		67		67
Other changes		-1	-43		-44	-46	-90
Result from October 1, 2007 to December 31, 2007				130	130	28	158
Equity at 12.31.2007 Restated	936	-64	1,096	292	2,260	794	3,054
Changes from January 1 to September 30, 2008:							
Allocation of 2007 net profit			292	-292			
Distribution of dividends			-299		-299		-299
Effects of the Merger on the balance sheet	693		927		1,620	31	1,651
IAS 32 and 39 reserves			5		5		5
Put option on Delmi Spa shares			26		26	46	72
Put option on Abruzzo Energia Spa shares			-3		-3	-5	-8
Other changes		-43	18		-25	-17	-42
Net profit for the year pertaining to the Group and minority interests				238	238	17	255
Equity at 09.30.2008	1,629	-107	2,062	238	3,822	866	4,688

Notes to the quarterly report

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law. A2A S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.

A2A S.p.A. was born as a result of the merger between three long-standing entities: AEM S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A.. On December 24, 2007, at the end of an aggregation process made up of various stages[1], the merger deeds were signed, after which, from January 1, 2008, AMSA Holding S.p.A.[2] ("AMSA") and together with ASM Brescia S.p.A. was absorbed by AEM S.p.A. ("AEM"), after which AEM S.p.A. changed its name to A2A S.p.A..

As a result, the share capital of AEM S.p.A. (now A2A S.p.A.) increased from Euro 936,024,648 to Euro 1,629,110,744.04.

From February 22, 2008 the registered office of A2A S.p.A. was transferred to Brescia, Italy, in Via Lamarmora 230.

The A2A Group mainly operates in the following sectors:

- the production, sale and distribution of electricity;
- the sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste cycle management;
- integrated water cycle management.

---

1 Merger negotiations between ASM S.p.A. and AEM S.p.A. began in July 2006.

On December 18, 2006 the two Boards of Directors approved the Business Plan for the merger.

On June 4, 2007 the Boards of Directors of ASM, AEM and AMSA approved a framework agreement regarding the structure and principal terms of the operation; on the same day, the Municipality of Brescia and the Municipality of Milan signed an agreement that laid down the guidelines for merging the two companies.

On June 25, 2007 the Merger Plan was signed by the Boards of Directors of ASM, AEM and AMSA.

On June 27, 2007 the operation was approved by Brescia City Council; it was then approved by Milan City Council on July 23, 2007.

On September 21, 2007 the experts appointed by the Milan Court expressed their opinion on the reasonableness of the share exchange ratio (1 ASM share = 1.60 AEM shares).

On October 22, 2007 the merger plan was definitively approved by the Extraordinary Shareholders' Meetings of ASM and AEM; the Ordinary Shareholders' Meeting of ASM also approved the distribution of an extraordinary dividend of 0.11 euro per share to its own shareholders.

2 In preparation for its merger, AMSA S.p.A.

(a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;

(b) contributed to a wholly owned newco (AMSA S.r.l., now Amsa S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;

(c) changed its name to AMSA Holding S.p.A.

The strategic value of the aggregation

The mergers involving the A2A Group form part of the evolution of Italian local utilities, which as they open up to more competition have initiated a process of consolidation that is leading to the formation of a limited number of larger operators, even if they still have strong local roots. In this context, AEM, ASM and AMSA have agreed on the industrial importance of the project, which is designed to (i) achieve a suitable size to compete with other national and foreign operators, (ii) reinforce upstream and downstream integration in the value sector of their core activities, (iii) raise negotiating potential in deregulated markets, (iv) take advantage of opportunities deriving from economies of scale and cost/investment synergies with a view to improving the quality of the services offered and (v) strengthen the territorial roots of the new company, which operates not only in Milan, Brescia and Bergamo, but also in numerous other cities in Lombardy and Emilia, continuing to provide important services to their citizens, who are A2A's customers.

In particular, the creation of A2A will make it possible to (i) reinforce the promotion of energy savings and sustainable development initiatives using innovative technologies and suitable management and industrial policies, such as producing energy from renewable sources, and (ii) create additional value in businesses such as gas, electricity, environmental services (e.g. waste incineration, treatment and disposal) and energy services for the territory (such as district heating and energy management).

Having created a major operator to act as a self-sufficient and completely integrated national leader in the energy and environmental sector, it will take on the role of an aggregating hub that can attract other local operators in neighbouring geographical areas that are complementary in terms of their customer base. Small and medium-sized utilities are going to have to raise their efficiency in a market that is experiencing growing competition and a potential compression of operating margins. This gives them good reason to combine with A2A so as to guarantee sustainable development of their own territory, as the new Group will be able to provide them with a combination of a leadership position (with all the advantages of size) and easier access to energy procurement sources.

A2A wants to create value for its shareholders by exploiting the advantages and benefits that will derive from achieving a large enough size to compete successfully in the rapidly deregulating local public services market from the complementary nature of the business areas, which makes it possible to integrate the value sector upstream and downstream, and from the geographical vicinity of the areas in which they operate.

Synergies are expected to arise in this situation from the optimisation of the current industrial processes, such as: management of the energy portfolio, standardisation of the main operating activities (e.g. centralised purchases) and the unification of common activities (e.g. staff functions, technical services and coordination). Synergies are also expected to come from projects of strategic development in activities with a higher potential for value creation, such as: the energy market (gas and electricity), the environmental services business (WTE - waste-to-energy, waste treatment/disposal), energy services for the territory (district heating, local energy services) and producing energy from renewable sources.

The accounting effects of the AEM/AMSA and AEM/ASM mergers

AEM/AMSA

Note that prior to the merger between AMSA Holding S.p.A. and AEM S.p.A., AEM was held 42.267% by the Municipality of Milan.
However, because of certain clauses in AEM's articles of association, the Municipality of Milan had control of it; the Municipality of Milan also held 100% of AMSA Holding S.p.A..

In light of the above, the AEM/AMSA merger has been treated by IFRS as an operation "under common control", i.e. as an operation carried out by two entities that are subject to the control of the same entity (the Municipality of Milan). Such operations are not expressly regulated by IFRS 3, which explains the method to be used to account for business combinations, nor by other IAS/IFRS. In the absence of a specific accounting principle to refer to, A2A followed IAS 8 and adopted as the accounting treatment for booking such operations that of booking the entities acquired to the consolidated balance sheet on the basis of the accounting balances shown in the financial statements prior to the operation, in other words, ensuring "continuity of values".

AEM/ASM

As regards the method of accounting used for the AEM/ASM merger, the following points should be taken into consideration:

- prior to the merger with AEM, ASM was held 69.2% by the Municipality of Brescia;
- on October 5, 2007, the Municipalities of Brescia and Milan stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over A2A by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.
International Financial Reporting Standards (IAS/IFRS) do not state specifically how joint ventures are meant to account for assets and liabilities over which the venturers acquire joint control. International practice has developed two alternative approaches to such operations: either "continuity of values", which says that the assets and liabilities of the joint venture should be shown on the basis of the values shown in the financial statements prior to the JV deal; or "fresh start accounting", which likens the operation to an acquisition, which means accounting for all balance sheet items at their fair value). In this particular case, it is felt that the most suitable method of accounting to represent the effects of the operation in question is "continuity of values": in fact, the assets and liabilities continue to be under the control - albeit joint control - of the Municipality of Brescia and the Municipality of Milan.

The effects of these mergers on the balance sheet figures at January 1, 2008 are summarised in a schedule in note 40.

The quarterly report

The interim report on operations (the "**Report**") at September 30 2008 of the A2A Group is expressed in millions of euro; which is also the currency of the economies in which the Group operates

The Report of the A2A Group at September 30, 2008 has been prepared:

- in compliance with Decree 58/1998 (art. 154 ter) and subsequent amendments, and with the Issuers' Regulations published by CONSOB;
- in accordance with the International Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union.

In preparing the Report at September 30, 2008 the Group adopted the same principles used for the consolidated financial statements at December 31, 2007, which should be referred to for a more detailed description; the only exception is the change in accounting policy relating to investments in joint ventures which, from January 1, 2008, are consolidated under the equity method, having previously been consolidated on a proportional basis.

in addition, from January 1, 2008 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in accounting standards and accounting policies"; The effects of this restatement are shown in "Other information".

Note that certain valuation processes, especially the more complex ones, such as the measurement of potential losses on discontinued operations, are generally performed in a complete fashion only at the end of the year when the annual financial statements are being prepared, except in those cases where there are clear signs of impairment, which require losses to be estimated immediately.
The actuarial valuations needed to determine the provisions for employee benefits are normally performed during preparation of the annual financial statements.

Income taxes are calculated on the basis of best estimates of taxable income and the average tax rates to be applied.

This Report at September 30, 2008 was approved by the Management Board at the meeting on November 13, 2008, which authorised its publication.
This Report is unaudited.

Financial statements

For the balance sheet, the A2A Group has adopted a format which separates current and non-current assets and liabilities according to paragraph 51 et seq. of IAS 1.

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The statement of cash flows is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with IAS 1.

The financial statements included in the Report are in the same format as those used in the consolidated financial statements at December 31, 2007, except for the items relating to "Derivatives", which have been included in "Other assets" and "Other liabilities", "Goodwill", which has been included in "Intangible assets" and "Liabilities for landfills" which have been included in "Provisions for risks, charges and liabilities for landfills".

Note that the accounting schedules used at December 31, 2007 were adjusted compared with those used previously (i.e. also at September 30, 2007) to bring them into line with those presented by the companies involved in the merger (ASM Brescia S.p.A. and AMSA S.p.A.).
"Other information" includes reconciliations between the format used at September 30, 2007 and the one used at September 30, 2008.

Basis of preparation

The Report at September 30, 2008 has been prepared on a historical cost basis, with the exception of those items which, in accordance with IFRS, have to or can be measured at fair value, as explained in the accounting policies contained in the consolidated financial statements of AEM S.p.A. (now A2A S.p.A.) at December 31, 2007, to which reference should be made.

Changes in accounting standards and accounting policies

The accounting principles adopted during the first nine months of 2008 are the same as those used the previous year, with the exception of the method of consolidating investments in joint ventures compared with December 31, 2007.[3]

a) Accounting principles, amendments and interpretations applicable during the period

Following the crisis in financial markets, which got even worse during the third quarter of 2008, there was a request on the part of financial and institutional operators to eliminate the inconsistencies between international accounting standards (IAS/IFRS) and American accounting principles (US GAAP), principally in relation to certain reclassifications between the accounting categories used to classify financial instruments.

Under certain circumstances, US GAAP make it possible to reclassify financial instruments from the trading book (measured at fair value) to "held to maturity" (measured at amortised cost). Such reclassifications were not allowed by IAS 39 prior to issuing the amendment to IAS 39 and IFRS 7 of October 13, 2008.

In fact, on October 13, 2008, to satisfy the requests for uniformity of treatment between IAS/IFRS and US GAAP, the IASB issued an urgent amendment to IAS 39 - Financial Instruments: Recognition and Measurement and to IFRS 7 - Financial Instruments: Disclosures. This new amendment makes it possible, under certain circumstances, to:

- (i) reclassify certain non-derivative financial assets from the "fair value through profit and loss" category;
- (ii) reclassify loans and receivables from the "fair value through profit and loss" and "available for sale" categories to the "held to maturity" category if the company has the intention and ability to hold such assets for the foreseeable future or until they mature.

The amendment, which was immediately approved by the European Union, is applicable from July 1, 2008.

The A2A Group did not make any of the reclassifications allowed by this amendment.

b) Accounting principles, amendments and interpretations not yet applicable and not applied in advance by the Group

Note that the following interpretations published in the Official Journal of the European Union (OJEU) have not been applied in advance as they are applicable from the next financial period:

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[3] See the paragraph entitled "Change in the method of consolidation for investments under joint control (joint ventures)".

- IFRS 8 "Operating segments" applicable from January 1, 2009, will replace IAS 14 "Reporting financial information by segment"; compared with the current situation, the required disclosure is to be integrated by an analysis of products and services and major customers.

The following standards and interpretations have not been applied as they are still to be approved by the European Union:

- IFRIC 12 Service Concession Arrangements (applicable from January 1, 2008;
- IFRIC 13 "Customer loyalty programmes", applicable from January 1, 2009;
- IFRIC 14 and IAS 19 –The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", applicable from January 1, 2008.
- IFRIC 15 "Agreements for the Construction of Real Estate", applicable from January 1, 2009;
- IFRIC 16 (issued on July 3, 2008) "Hedges of a Net Investment in a Foreign Operation ", applicable from January 1, 2009, which eliminated the possibility of using hedge accounting for transactions designed to hedge exchange differences between the functional currency of the foreign investee enterprise and the presentation currency used in the consolidated financial statements. Moreover, in the case of transactions to hedge an investment in a foreign investee enterprise, the hedging instrument can be held by any company in the group and, in the event that the investment is sold, IAS 21 "The Effects of Changes in Foreign Exchange Rates" has to be applied to determine the value to be reclassified from equity to the income statement";
- IAS 1 Revised "Presentation of Financial Statements", applicable from January 1, 2009. According to the revised version all the changes generated by transactions with shareholders have to be shown in the statement of changes in equity. All transactions with third parties ("comprehensive income") have to be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be shown in the statement of changes in equity;
- IFRS 3 Revised "Business Combinations". The main changes relate to:

(i) elimination of the obligation to measure the subsidiary's individual assets and liabilities at fair value in the event of a step acquisition of subsidiaries. In such cases, goodwill will be determined as the difference between the value of the investments immediately prior to the acquisition, the consideration paid and the value of the net assets acquired;

(ii) if the company does not buy 100% of the investment, the portion of equity belonging to minority interests can be measured either at fair value, or by using the method previously recommended by IFRS 3;

(iii) booking to the income statement all of the costs relating to the business combination and recognition of liabilities for contingent consideration payments at the acquisition date. The revised standard is applicable prospectively from January 1, 2010.

- IAS 23 Revised "Financial charges": obligatory capitalisation of financial charges incurred for assets that need a certain period of time before they are ready for use or for sale, applicable from January 1, 2009;
- IAS 27 Revised "Consolidated and Separate Financial Statements", according to which changes in the percentage interest that do not involve a loss of control have to be treated as an equity transaction, which means that the contra-entry has to be booked to equity. Moreover, the revised standard lays down that when control over a subsidiary is ceded, but the company still maintains an interest in it, the investment has to be measured at fair value, booking any gains or losses that arise when control is lost to the income statement;

- Amendment to IFRS 2 "Vesting Conditions and Cancellations", at present not applicable to the A2A Group;
- Amendment to IAS 32 "Financial Instruments: Presentation" and to IAS 1 "Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation". In particular, the standard requires companies to classify puttable financial instruments and financial instruments that oblige the company to deliver part of the company's shares to a third party as equity instruments.
- On May 22, 2008 the IASB issued a series of updates to IFRS which affected IFRS 5, IAS 1, IAS 16, IAS 19, IAS 20, IAS 23, IAS 28, IAS 29, IAS 36, IAS 38, IAS 39 and IAS 40. These updates still have to be approved by the EU.
- On July 31, 2008 the IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement which clarifies certain aspects of hedge accounting; in particular, which elements can be hedged under certain circumstances. This amendment has to be applied retrospectively from January 1, 2010 and it can be applied in advance.

Scope of consolidation

The interim report on operations of the A2A Group include the financial statements of the parent company A2A S.p.A. and those of its subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. Also consolidated, under the equity method[4], are those companies in which the parent company has joint control with other shareholders (joint ventures) and those over which it exercises a considerable influence (associates).

<u>Change in the method of consolidation for investments under joint control (joint ventures)</u>

In order to increase the clarity and transparency of its consolidated figures and bearing in mind the requests by the financial market for information that focuses above all on the businesses managed directly and autonomously by the A2A Group, from January 1, 2008, following the merger of AMSA and ASM Brescia with AEM, it was thought best to change the method previously used by the AEM Group for consolidating joint ventures.
Therefore, from January 1, 2008, the joint ventures (Transalpina di Energia S.r.l., Ergon Energia S.r.l., Gesi S.r.l., Metamer S.r.l., SED S.r.l., Bergamo Pulita S.r.l., Bellisolina S.r.l., Biotecnica and Edipower S.p.A.) are no longer proportionally consolidated, but valued under the equity method.
These interim report on operations also reflect this change in the method of consolidating joint ventures.
In line with this decision, the prior year figures presented for comparison purposes have also been restated. The effects of this restatement are shown in detail in the section of this document entitled "Other information".
It is also worth pointing out that this change in accounting policy is very probably only an anticipation of the effects that will in any case come about if the proposed changes to IAS 31 contained in IASB Exposure Draft no. 9 ("Joint Arrangements") are approved without any important amendments.
In fact, in the case of joint ventures, as part of a wider project to converge with U.S. Generally Accepted Accounting Principles (US GAAP), this Exposure Draft provides for, among other things, the elimination of the choice between proportional consolidation and valuation under the equity method, opting for obligatory application of the latter.

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[4] See the section entitled "Change in the method of consolidation for investments under joint control (joint ventures)".

Changes in the scope of consolidation

- As a result of the merger of AMSA Holding S.p.A. and ASM Brescia S.p.A. with AEM S.p.A. on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at September 30, 2008 are therefore not comparable with those at September 30, 2007 and December 31, 2007.
- As a result of the merger with ASM S.p.A., from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital and ASM S.p.A 30%. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line basis, showing 30% of the result and of equity as pertaining to minority interests. Because of the above, the 40% investment in Plurigas S.p.A. has been consolidated under the equity method in the restated figures at September 30, 2007.
- Following the acquisition of 98.08% of A2A Coriance SAS, which owns 100% of Coriance SAS, on July 31, 2008, the Coriance SAS Group, previously controlled by the Cofatech Group, has now entered the scope of consolidation of A2A, as mentioned in the paragraph entitled "Significant events during the period". Its results for the period August 1, 2008 to September 30, 2008 and its balance sheet figures at September 30, 2008 have therefore been consolidated in this interim report on a line-by-line basis. Initial accounting for the combination of the A2A Coriance SAS Group has so far been carried out only on a provisional basis. The limited period of time that has passed between the acquisition date (July 31, 2008) and the preparation of this report and the complex structure of the Group that has been acquired have made it impossible to complete all of the fair value measurements required by IFRS 3. These measurements will be completed within the timescale envisaged by IFRS 3 (12 months from the acquisition date). It follows that the amount of goodwill arising on this acquisition has only been calculated on a provisional basis; in fact, for the time being, all of the difference between the price paid for the purchase of 98.08% of A2A Coriance SAS and the corresponding portion of its equity has been allocated to goodwill.
- A2A S.p.A. exercised its call options for the Edipower S.p.A. shares representing 4% of the share capital. The transfer of the first 2% of the shares occurred on July 31, 2007. A further 2% of Edipower was purchased in January 2008 (see "Significant events during the period"), so this investment has now gone up from 18 to 20%. These transactions did not have any effect on the scope of consolidation as Edipower was already consolidated 20%.

The investment in ACSM S.p.A. is also consolidated at equity. Given the lack of up-to-date figures at September 30, 2008, the consolidation includes the figures for the nine months from September 30, 2007 to June 30, 2008, a delay of one quarter which is permitted by IAS 27 paragraph 27.

Moreover, as regards the investment in Endesa Italia S.p.A. (now E.ON Production), following this transaction and as explained in greater detail in note 12 to the balance sheet, IAS 28, para. 13 a) and IFRS 5 were applied, which involved interrupting the consolidation of this investment at equity and reclassifying it to "Non-current assets held for sale".

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the A2A Group comprises A2A S.p.A., the parent company, and the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures

Investments in associates, in other words those in which the A2A Group holds a significant interest and is able to exercise a considerable influence, and those over which A2A has joint control together with other shareholders, are valued under the equity method[5]. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company.

In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Potential voting rights

If the A2A Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a loss in the value of assets that have been sold.

In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.

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[5] See the paragraph above entitled "Change in the method of consolidation for investments under joint control (joint ventures)

The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference has to be treated in accordance with IFRS 3.

Consolidation procedure of assets and liabilities held for sale (IFRS 5)
Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities held for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) *Option contracts between AEM S.p.A. (now A2A S.p.A.) and Dolomiti Energia S.p.A. and between AEM S.p.A. (now A2A S.p.A.) and Società Elettrica Altoatesina SEL S.p.A. for part of their investment in Delmi S.p.A.*

AEM S.p.A. (now A2A S.p.A.) have signed separate option contracts with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) for part of the Delmi S.p.A. shares that they hold.

The DE options, which in total gave Dolomiti Energy S.p.A. the right to sell 5% of the shares in Delmi S.p.A. (50% of DE's investment in Delmi S.p.A.) to A2A S.p.A., have expired: the first option, for 2.5% of Delmi S.p.A., expired on July 1, 2007; the second, also for 2.5% of Delmi S.p.A., was cancelled as a result of the sale on May 29, 2008, to Dolomiti Energy S.p.A. of 51% of Dolomiti Edison Energy, a joint venture between Dolomiti Energy and Edison, to which Edison had transferred its three hydroelectric power stations (Taio-Santa Giustina, Mezzocorona/Mollaro and Pozzolago) in the Province of Trento at the beginning of May.

Under the option contract between A2A and SEL, SEL will have the right to sell to A2A and A2A will have the right to purchase from SEL two lots of Delmi shares, equal to 50% and 35% respectively of SEL's investment in Delmi (currently 10%).
The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on whether SEL - at the time of exercising the option - has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.
SEL's put options and A2A's call options to buy from SEL, if exercised, can be executed in various stages between the third anniversary and the six months following the sixth anniversary of TdE's purchase of the shares and warrants held by IEB (concluded on September 16, 2005).

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial charges and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show

the difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. It means that changes in the liability that do not depend on time are adjusted on Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The interim report at September 30, 2008 shows a liability to third parties for the possible exercise of the put options on the shares of Delmi S.p.A. of 158 million euro (226 million euro at December 31, 2007), a reduction in minority interests of 157 million euro (203 million euro at December 31, 2007), a positive change in equity pertaining to the Group of 17 million euro (-10 million euro at December 31, 2007) and a financial charge of 4 million euro (5.3 million euro at September 30, 2007).
Bear in mind that these figures have changed significantly compared with December 31, 2007 as both the first and the second DE option can no longer be exercised, as explained above.

The share of Delmi's result remains 51% as the above options do not currently give A2A access to the economic benefits associated with the shares under option.

b) Options on the shares of Ecodeco S.r.l.

On April 22, 2005, AEM S.p.A. (now A2A S.p.A.) acquired 30% of the share capital and voting rights of Ecodeco S.r.l..
Under the agreements made at that time, AEM S.p.A. (now A2A S.p.A.) has a call option, which gives it the right, but not the obligation, to buy the other 70% of the share capital and voting rights of Ecodeco S.r.l. from April 2006, at a price depending on economic and financial ratios based on the consolidated financial statements of the Ecodeco Group.

Based on these agreements, the call option could not be exercised during the first quarter of 2006, so up until March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity.

At the end of May 2007, AEM S.p.A. (now A2A S.p.A.) communicated to the shareholders of Ecodeco S.r.l. its intention to exercise the call option to buy 70% of Ecodeco S.r.l., also communicating a provisional strike price that will be subject to an adjustment in the coming months once the gross operating profit for the whole of 2007 is known, together with the other adjustments envisaged in the contract.

Subsequently, A2A S.p.A. and the other shareholder of Ecodeco S.r.l. agreed that, as a result of exercising the call option, A2A would purchase a 64% interest in Ecodeco, with the residual 6% being subject to a call option for A2A to buy or a put option for the other shareholder of Ecodeco to sell.

The purpose of this was to give A2A the chance to claim off the amount to be paid for the residual 6% of Ecodeco in the event of an adjustment that reduced the provisional strike price.

On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., A2A S.p.A. acquired 64% of Ecodeco S.r.l. for Euro 223.6 million euro.

As a result of this purchase, A2A S.p.A. holds 94% of Ecodeco S.r.l. The other 6% of Ecodeco S.r.l. is the object of a call and put option , respectively in favour of and to be borne by A2A S.p.A., which can be exercised by the end of 2008 at the same conditions and a pre-established price not subject to changes .
On the purchase of 64%, there is also provision for the price to be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with what it was in 2006 (both calculated according to Italian GAAP and subject to certain adjustments), to which the contractual multiple of 6.8 will be applied.

The total outlay ("Total Price") for the purchase of 70% of Ecodeco S.r.l. amounts to the sum of the following components:

(i) the price for 64% of Ecodeco, 223.6 million euro, which was paid on July 24, 2007;
(ii) the price for the purchase of 6%, 20.9 million euro, which at September 30, 2008 is still shown under payables;
(iii) an estimate of the possible adjustment on the purchase of the 64% mentioned in point (i), and the 6% mentioned in point (ii), quantified temporarily at around 29 million, paid on August 8, 2008 and 2 million euro, still shown under payables.

The percentage participation in the result of Ecodeco S.r.l. at September 30, 2008 remains 100% as the call/put options on 6% of the Ecodeco's share capital allow A2A S.p.A. to have access to the economic benefits associated with the shares involved in the options.

In light of the above, the A2A Group booked in its consolidated financial statements an amount of goodwill equal to the difference between the Total Price as defined above and 70% of the net equity of the Ecodeco Group at June 30, 2007.

Note that for the period January 1 to June 30, 2007 the income statement of the A2A Group treated 70% of the Ecodeco Group's results as net profit pertaining to minority interests.

So given an investment of 94% in the Ecodeco Group at September 30, 2008 and line-by-line consolidation of 100% of the Group, from July 1, 2007 the consolidated income statement of the A2A Group has considered the entire result and equity of the Ecodeco Group as pertaining to the A2A Group.

c) Option for the interest in Fertilvita S.r.l. (a subsidiary of Ecodeco S.r.l.)

As a result of AEM's (now A2A S.p.A.) decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l.,

Therefore on July 24, 2007 Ecodeco S.r.l. purchased 4.16% of the share capital of Fertilvita S.r.l..

The total outlay ("Fertilvita Total Price") for the purchase of 4.16% of Fertilvita S.r.l. is equal to the sum of the following components:

(i) the price for 4.16% of Fertilvita, 9 million euro, which was paid on July 24, 2007, and
(ii) an estimate of the possible price adjustment, quantified temporarily at 1.5 million euro.

The A2A Group has booked in the consolidated financial statements an amount of goodwill equal to the difference between the Fertilvita Total Price and 4.16% of its net equity at June 30, 2007.

The income statement result of Fertilvita from July 1, 2007 was entirely attributable to the Ecodeco Group, whereas up until June 30, 2007 4.16% was accounted for as "net profit pertaining to minority interests".

d) Call/put options on the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.

A2A S.p.A. currently holds 89.8% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant at Gissi, in Abruzzo.

In addition, A2A S.p.A. holds two call options and two minority shareholders each hold a put option for a total of 5.15% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro, of which 101 million has been paid in).
Only the call options can be exercised at present at a price of around 8 million euro which has already been defined, whereas the put options can only be exercised, at a price that is marginally lower than that of the call option, starting from when both of the units at the Gissi power plant start operating in parallel.

Therefore this Report reflects the following situation:

- call options on shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14, 15 and 23 on potential voting rights,
- put options on shares held by minority shareholders, in this case accounted for in accordance with IAS 32 paragraph 23,
- options with various strike prices,
- call options that can be exercised now and put options that can only be exercised once certain technical production conditions have been fulfilled.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether a shareholder has the power to govern the company's operating and financial decisions. In the case in question, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. as it holds almost 90% of the share capital; this means that exercising the call options would not bring about any change in the company's control, nor in the fact that it is consolidated on a line-by-line basis. The result of this analysis of the call options is therefore that no additional or amending entry has to be made.

As for the put options, the observations made in paragraph b), which analysed the option contracts with Dolomiti Energia S.p.A. and Società Elettrica Altoatesina SEL S.p.A., are still valid.
The circumstances are very similar: the put options are on the shares held by certain minority shareholders, while the counterparty (the buyer) is the shareholder that controls the company; the accounting treatment of the put options will therefore be the same.

Bear in mind that the Group has chosen to show the difference between the present value of the strike price of the put options and the book value of the minority interests as a reduction in Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to confirming goodwill.

As a result, a current financial payable of 8 million euro has been recorded, reducing the equity of minority interests by 5 million euro. The differential of 3 million euro has been deducted from the equity pertaining to the Group.

e) Option granted to the Municipality of Bergamo for the purchase of BAS SII S.p.A.

At the time of BAS's merger with ASM S.p.A., a framework agreement was stipulated under which ASM S.p.A. (now merged as part of A2A S.p.A.) granted the Municipality of Bergamo a call option to buy 50% of the subsidiaries BAS Power S.r.l., Bas.Com S.p.A., Sobergas S.p.A. and 100% of the subsidiary BAS SII S.p.A..

For the subsidiaries other than BAS SII S.p.A., the option expired on December 31, 2006 without being exercised by the Municipality.

For BAS SII S.p.A., the option originally expired on December 31, 2007 but in December 2007 the Board of Directors of ASM S.p.A. agreed to extend the option's duration until June 30, 2008. After June 30, 2008, the Management Board of A2A S.p.A. accepted to roll over the option in favour of the Municipality of Bergamo up to October 31, 2008.

f) Equity Swap and Flexible Forward on Edison S.p.A. shares stipulated by Delmi S.p.A.

Also at September 30, 2008, Delmi, a subsidiary of A2A S.p.A., is exposed to equity risk on ordinary shares of Edison S.p.A. because of two derivative transactions.

Delmi S.p.A. has stipulated an equity swap on 17,496,270 Edison S.p.A. ordinary shares at a price of 1.71846 euro per share with maturity November 2008.
Because of this equity swap, any increases in the value of the stock over 1.71846 will be a gain for Delmi (and vice versa).

Delmi S.p.A. will receive amounts from the counterparty equal to any dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.

Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.5869 euro per share up to a maximum of 17,496,270 Edison S.p.A. ordinary shares, with maturity November 2008.
Because of this transaction, any increases in the value of the stock over 1.5869 will be a cost for Delmi. Any decrease under 1.5869 euro will not result in a gain for Delmi, because in this case the counterparty would not exercise its right.

Last May, the notional amount of the equity swap was raised from 16,981,068 Edison S.p.A. ordinary shares to 17,496,270 shares in order to adjust the notional amount of the flexible forward agreement, which had changed as a result of the dividend distribution by Edison S.p.A.

In fact, every time that Edison S.p.A. distributes a dividend, the notional amount of the flexible forward agreement increases in percentage for an amount equal to the ratio between the dividend and the share

price at the date that it goes ex-coupon, whereas as a result the strike price of the flexible forward agreement falls proportionately.

The notional amount of the equity swap was therefore increased to avoid a mismatching of the notionals.

These financial instruments are classified as "held for trading" and valued at fair value through profit and loss by booking the income or expense to the consolidated income statement in accordance with IAS 32 and 39.

Key figures at September 30, 2008 and at September 30, 2007 of the joint ventures (consolidated at equity)

Key figures at September 30, 2008	**Edipower** 20%	**Transalpina di Energia** 50%	**Group companies Ecodeco** 50% (*)	**Ergon Energy** 50%	**Metamer** 50%	**Gesi** 47.5%
(millions of euro)						
P&L						
Revenues from sales	204	3,881	9.6	340.1	8.8	1.7
Gross profit from operations	**60**	**605**	**1.7**	**3.3**	**0.2**	**0.3**
% of net sales	*29.4%*	*15.6%*	*17.7%*	*1.0%*	*2.3%*	*17.6%*
Depreciation, amortisation and writedowns	40	291	0.9	0.8	0.0	0.1
Net profit from operations	**20**	**314**	**0.8**	**2.5**	**0.2**	**0.2**
Net result for the period	**0**	**29**	**0.4**	**0.9**	**0.3**	**0.1**
Balance sheet						
Total Assets	**913**	**8,161**	**12.6**	**65.0**	**4.6**	**2.2**
Equity method	**410**	**1,994**	**1.4**	**2.0**	**1.5**	**1.1**
Net debt	**-315**	**-2,066**	**3.4**	**-37.2**	**2.6**	**-**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica S.r.l., and SED S.r.l..

Key figures at September 30, 2007	Edipower 20%	Transalpina di Energia 50%	Plurigas 40%	Ecodeco Group companies 50% (*)
(millions of euro)				
P&L				
Revenues from sales	163	2,957	245	8.4
Gross profit from operations	**58**	**634**	**12**	**1.7**
% of net sales	*35.6%*	*21.4%*	*4.9%*	*20.2%*
Depreciation, amortisation and writedowns	41	284	-	1.0
Net profit from operations	**17**	**350**	**12.0**	**0.7**
Net result for the period	**0**	**83**	**7**	**0.2**
Balance sheet				
Total Assets	**907**	**7,762**	**117**	**12.0**
Equity method	**409**	**1,983**	**13**	**1.4**
Net debt	**-355**	**-2,184**	**-61**	**2.4**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica S.r.l., and SED S.r.l..

Seasonal nature of the business

Note that given the nature of the Group's core activities, interim results may be affected by the climate during the period.
In this regard, reference should be made to the comments on the results by individual sector given below.

A2A GROUP – AREAS OF ACTIVITY

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector
- Heat and Services Sector
- Environment Sector
- Networks Sector
- Other Services and Corporate Sector


SECTORS OF THE A2A GROUP
ENERGY
Thermoelectric & hydroelectric plants
Energy management
Sale of electricity & gas
HEAT & SERVICES
Cogeneration plants
District heating networks
Sale of heat and other services
ENVIRONMENT
Refuse collection & street sweeping
Treatment
Disposal & energy recovery
NETWORKS
Electricity networks
Gas networks
Integrated water cycle
OTHER SERVICES & CORPORATE
Other services
Corporate

Millions of euro	Energy		Heat & Services		Networks		Environment		ther Services and Corporat		Eliminations		TOTAL GROUP	
	01.01.08 09.30.08	*01.01.07 09.30.07 Restated*	*01.01.08 09.30.08*	*01.01.07 09.30.07 Restated*	*01.01.08 09.30.08*	*01.01.07 09.30.07 Restated*	*01.01.08 09.30.08*	*01.01.07 09.30.07 Restated*	*01.01.08 09.30.08*	*01.01.07 09.30.07 Restated*	*01.01.08 09.30.08*	*01.01.07 09.30.07 Restated*	*01.01.08 09.30.08*	*01.01.07 09.30.07 Restated*
Revenues from the sale of goods and services	3,441	1,628	152	51	374	220	588	109	136	70	(454)	(176)	4,237	1,902
- of which interdivisional	*47*	*16*	*32*	*12*	*235*	*99*	*32*	*2*	*108*	*47*	*(454)*	*(176)*		
Gross profit from operations	338	218	27	3	204	111	251	48	(23)	(14)		(3)	797	363
% of revenues	*9.8%*	*13.4%*	*17.8%*	*5.9%*	*54.5%*	*50.5%*	*42.7%*	*44.0%*	*-16.9%*	*-20.0%*			*18.8%*	*19.1%*
Depreciation, amortisation, provisions and writedowns	(76)	(32)	(18)	(4)	(82)	(54)	(69)	(24)	(25)	(13)	10	10	(260)	(117)
Net profit from operations	262	186	9	(1)	122	57	182	24	(48)	(27)	10	7	537	246
% of revenues	*7.6%*	*11.4%*	*5.9%*	*-2.0%*	*32.6%*	*25.9%*	*31.0%*	*22.0%*	*-35.3%*	*-38.6%*			*12.7%*	*12.9%*
Financial costs, net													(114)	30
Non operating income/charges													13	(3)
Income before taxes													436	273
Income tax expense													(181)	(63)
Net result													255	210
Net result from non-current assets held for sale														(1)
Minority interests													(17)	(47)
Group net profit for the period													238	162
Capital expenditure	49	15	123 *	20	98	47	32	8	48	7			350 *	97

* This includes the acquisition of the Coriance Group for 80 million euro.

Millions of euro	Energy		Heat & Services		Networks		Environment		ther Services and Corporat		Eliminations		TOTAL GROUP	
	3rd Qtr. 08	*3rd Qtr. 07 Restated*	*3rd Qtr. 08*	*3rd Qtr. 07 Restated*	*3rd Qtr. 08*	*3rd Qtr. 07 Restated*	*3rd Qtr. 08*	*3rd Qtr. 07 Restated*	*3rd Qtr. 08*	*3rd Qtr. 07 Restated*	*3rd Qtr. 08*	*3rd Qtr. 07 Restated*	*3rd Qtr. 08*	*3rd Qtr. 07 Restated*
Revenues from the sale of goods and services	1,056	558	27	8	106	63	223	34	47	23	(121)	(48)	1,338	638
- of which interdivisional	*12*	*3*	*8*	*4*	*58*	*26*	*6*		*37*	*15*	*(121)*	*(48)*		
Gross profit from operations	112	85	(7)	(2)	82	29	83	15	(3)	(7)	3		270	120
% of revenues	*10.6%*	*15.2%*	*-25.9%*	*-25.0%*	*77.4%*	*46.0%*	*37.2%*	*44.1%*	*-6.4%*	*-30.4%*			*20.2%*	*18.8%*
Depreciation, amortisation, provisions and writedowns	(24)	(11)	(5)	(1)	(27)	(18)	(22)	(8)	(9)	(4)	3	4	(84)	(38)
Net profit from operations	88	74	(12)	(3)	55	11	61	7	(12)	(11)	6	4	186	82
% of revenues	*8.3%*	*13.3%*	*-44.4%*	*-37.5%*	*51.9%*	*17.5%*	*27.4%*	*20.6%*	*-25.5%*	*-47.8%*			*13.9%*	*12.9%*
Capital expenditure	27	5	95 *	7	36	16	12	5	3	2			173 *	35

For comments on sector performance, see the pertinent section of the Report on Operations.
* This includes the acquisition of the Coriance Group for 80 million euro.

NOTES TO THE BALANCE SHEET ITEMS

Changes compared with December 31, 2007:

Absorption of ASM S.p.A. and AMSA Holding S.p.A.

As a result of the merger of AMSA Holding S.p.A. and ASM S.p.A. with AEM S.p.A. on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at September 30, 2008 are therefore not comparable with those at December 31, 2007.

Change in the method of consolidation for investments under joint control (joint ventures)

As explained in the section entitled "Changes in accounting standards and accounting policies", from January 1, 2008, A2A considered it best to change the method of consolidating joint ventures previously used by the AEM Group.

Therefore, starting from January 1, 2008, the joint ventures Transalpina di Energia S.r.l., Edipower S.p.A. Ergon Energia S.r.l., GESI S.r.l, Metamer S.r.l, Bellisolina S.r.l, Bergamo Pulita S.r.l., SED S.r.l, and Biotecnica are no longer consolidated on a proportional basis, but valued under the equity method. In line with this decision, the prior year figures presented for comparison purposes have been restated.

Plurigas S.p.A.

As a result of the merger with ASM S.p.A., from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital and ASM S.p.A. 30%. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line basis, showing 30% of the result and of equity as pertaining to minority interests. In the restated figures at December 31, 2007 and September 30, 2007, the 40% investment in Plurigas S.p.A. was consolidated under the equity method.

A2A Coriance Sas

Following the acquisition of 98.08% of A2A Coriance SAS on July 31, 2008, A2A has consolidated the balance sheet figures of the A2A Coriance Group at September 30, 2008 on a line-by-line basis. Initial accounting for the combination has so far been carried out only on a provisional basis. The limited period of time that has passed between the acquisition date (July 31, 2008) and the preparation of this report and the complex structure of the Group that has been acquired have made it impossible to complete all of the fair value measurements required by IFRS 3. It follows that, for the time being, all of the difference between the price paid for the purchase of 98.08% of A2A Coriance SAS and the corresponding portion of its equity has been allocated to goodwill.

NON-CURRENT ASSETS

1) PROPERTY, PLANT AND EQUIPMENT

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/08 post merger	Changes of the period					Balance at 09/30/2008
				Additions	Other changes	Disposals	Depreciation and writedowns	Total change	
Land	34	44	78	1	(3)	(1)		(3)	75
Buildings	132	161	293	43	4		(9)	38	331
Plant and machinery	1,482	1,118	2,600	124	29	(5)	(135)	13	2,613
Industrial and commercial equipment	5	8	13	2	7		(3)	6	19
Other property, plant and equipment	19	49	68	11	8		(14)	5	73
Landfills	14	4	18	1			(5)	(4)	14
Freely transferable assets	260	57	317		0	0	(40)	(40)	277
Construction in progress and advances	62	340	402	84	(32)			52	454
Leasehold improvements		1	1	1	1	(1)		1	2
Leased assets	75	12	87		(14)		(6)	(20)	67
Total	**2,083**	**1,794**	**3,877**	**267**	**0**	**(7)**	**(212)**	**48**	**3,925**

Property, plant and equipment amount to 3,925 million euro (2,083 million euro at December 31, 2007) and have increased by 48 million euro, net of the merger effect, as a result of the following items:

- the increase of 267 million euro due to capital expenditure and advances to suppliers during the period under review,
- the decrease of 212 million euro, due to depreciation for the period under review,
- the decrease of 7 million euro, due to disposals of the period.

Capital expenditure during the period concerned:

- works on the thermoelectric power plants for 39 million euro, of which 37 million euro for the construction of the thermoelectric plant at Gissi (Abruzzo) and 2 million euro for works on the thermoelectric plant at Cassano;
- works on the heat production plant for 20 million euro, of which 12 million euro for the Canavese (Milan) plant, 6 million euro for the Goltara and Monterosso (Bergamo) plants, as

well as the Nord (Brescia) plant and 2 million euro for the Famagosta, Figino, Bocconi, Bovisa and Santa Giulia (Milan) plants;

- works on the hydroelectric plants for 9 million euro, of which 6 million euro on the Premadio, Stazzona and Grosio plants and 3 million euro on the hydroelectric plants at Prevalle (Brescia);
- the purchase of the building in Via Lamarmora, Brescia (A2A S.p.A.'s head office) and the building in Via Codignole, Brescia (Aprica S.p.A.'s head office) for a total of 39 million euro;
- the Electricity Networks sector for 50 million euro, in particular for expansion of the medium and low voltage power distribution networks for 11 million euro (of which 8 million euro for the Milan network), for the installation and refurbishment of transformer and isolator cabins, as well as works on substations for 19 million euro (of which 14 million euro for the Milan network), upgrading internal systems and installing new measurement devices for 16 million euro (of which 12 million euro for installing new electronic meters in Milan), works on transformation stations for 3 million euro and works concerning remote control for 1 million euro;
- the Gas Networks sector for 25 million euro, of which 6 million euro for laying pipes, 6 million euro for fitting risers and cabins, as well as 3 million euro for installing measurement and control devices in Milan and surrounding area and 10 million euro for laying pipes, connections, machinery, cabins and measurement devices in Brescia and the surrounding area;
- laying pipes, connections and user substations for heat distribution for 21 million euro, of which 10 million euro for Milan's heat network, 7 million euro for Brescia's and 4 million euro for Bergamo's;
- works on the integrated water cycle for 16 million euro, of which 10 million euro relating to pipes, connections, measurement devices and water treatment plants and 6 million euro for water purification plants, sewer network and connections;
- works in connection with the Brescia waste incinerator for 10 million euro;
- works on AMSA plants for 6 million euro;
- the purchase of vehicles (road sweepers and rubbish compactors) for 9 million euro, of which 7 million euro in Milan and 2 million euro in Brescia;
- the purchase of plant and equipment for the collection, selection and treatment of rubbish for 2 million euro;
- works on Group buildings for 6 million euro;
- computer hardware and electronic equipment for 3 million euro;
- the purchase of the land adjacent to the North Receiver Station for 1 million euro;
- and other Group capital expenditure for a total of 11 million euro.

Property, plant and equipment include 67 million euro of leased assets, booked in accordance with IAS 17 (revised).

Property, plant and equipment are mainly located in Italy.

Please note that "freely transferable assets" related to the hydroelectric production plants the depreciation period has been revised following sentence no. 1 issued by the Constitutional Court on January 18, 2008; their useful lives have been reduced by 10 years as a result. The Company reserves the right to take any steps to protect its investments and its interests.

2) INTANGIBLE ASSETS

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period					Balance at 09/30/2008
				Additions	Other changes	Disposals - Writedowns	Deprecation	Total change	
Industrial patents and intellectual property rights	14	7	21	2	(1)		(5)	(4)	17
Concessions, licences, trademarks and similar rights	2	15	17	43	4		(3)	44	61
Assets in process of formation	6	1	7	1	(2)			(1)	6
Other intangible assets	2	20	22		(2)	(1)	(3)	(6)	16
Goodwill	336	137	473	37	93			130	603
Total	**360**	**180**	**540**	**83**	**92**	**(1)**	**(11)**	**163**	**703**

Intangible assets at September 30, 2008 amount to 703 million euro and compared with December 31, 2007, net of the merger effect, they have increased by 163 million euro, as a result of:

- an increase of 83 million euro, due for 4 million euro to capital expenditure during the period under review and for 79 million euro to the acquisition, in July, of the A2A Coriance Group, which includes the difference between the price paid to acquire 98.08% of A2A Coriance Sas and the corresponding portion of its equity, which for the time being has all been allocated to goodwill and other intangible assets;
- disposals during the period of 1 million euro;
- 11 million euro of amortisation;
- an increase of 92 million euro, due for 93 million euro to the change in goodwill, partially offset by other negative changes for 1 million euro;

Other intangible assets includes the value of the customer list, which relates to acquisitions of customer portfolios made by Group companies in cases where there is evidence that the companies are able to control the future benefits deriving from these customer portfolios. These amounts are amortised over their estimated useful life.

In particular, these amounts are principally attributable:

- to the amount paid by ASMEA, 7 million euro, for the customers included in the business purchased from ENEL in 2003 relating to a portion of the networks and utilities of the city and province of Brescia;
- to the amount paid by Selene for the customers of Brescia On Line S.r.l., as well as that paid to Tidonenergie in previous years to acquire gas customers for 1 million euro;
- to the amount of the customers in the gas sector acquired in previous years from BAS-Omniservizi for 4 million euro;

- to the amount of the integrated water cycle service for 1 million euro, which some municipalities contributed to ASVT following this company's increases in capital;
- to the amount of the customer list relating to Camuna Energia deriving from the consolidation of the company starting in 2007.

Goodwill

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period				Amount at 09/30/2008
				Additions	Other changes	Writedowns	Total change	
Goodwill	336	137	473	37	93		130	603
Total	**336**	**137**	**473**	**37**	**93**	**-**	**130**	**603**

Goodwill at September 30, 2008 consists of:

Millions of euro	*09/30/2008*
Enel Distribuzione business (Milan)	110
Ecodeco Group	222
A2A Calore & Servizi	4
Total	**336**
Merger effect 01/01/08	
Enel Distribuzione business (Brescia)	46
Merger of BAS S.p.A. with A2A S.p.A.(formerly ASM S.p.A.)	55
ASM Reti	33
Other	3
Total	**137**
Integration of goodwill for Enel Distribuzione Milano S.p.A. business.	88
Integration of goodwill for Ecodeco Group	5
Acquisition of the A2A Coriance Group	37
Total	**130**
Total goodwill at 09/30/08	**603**

Goodwill is made up of the following items:

- consolidation of the business purchased in 2002 by AEM Elettricità S.p.A. from Enel Distribuzione S.p.A. This caption shows an increase of 88 million euro during the period. With a sentence deposited on June 9, 2008, the Milan Court set at 88 million euro the higher value of the business for the distribution of electricity in the Municipalities of Milan and Rozzano sold by Enel Distribuzione S.p.A to AEM Elettricità S.p.A. on October 29, 2002 compared with the original price. Without prejudice to the fact that this sentence does not in itself constitute an IOU that can be collected immediately and despite the fact that AEM Elettricità S.p.A. remains

convinced that its arguments are correct and is determined to assert them in the most suitable venues, when preparing this interim report it was decided for prudence sake to increase the value of the goodwill already shown in the balance sheet for this business by 88 million euro, crediting the same amount to a provision for risks and charges on the liabilities side of the balance sheet. The decision to increase goodwill is justified by the fact that the higher value ascertained by the Court in effect constitutes an integration of the original price; the risk provision, on the other hand, is justified by the fact that there is uncertainty about both the amount to be paid and its timing. This accounting treatment is motivated in detail in the paragraph on "ENEL/AEM Elettricità (controlled by A2A S.p.A.)" in "Other information";
- consolidation following the acquisition of the Ecodeco Group, which increased during the period by 5 million euro to update the price adjustment, as laid down in the purchase contract;
- consolidation following the acquisition of A2A Calore & Services S.r.l., formerly Siemens Facility Management, in 2002.
- acquisition of the A2A Coriance Group in July.

The merger effect relates to the following items:
- acquisition of the electricity distribution business from ENEL for 46 million euro. This business, acquired in previous years, relates to a significant portion of the power networks in the province of Brescia;
- the amount of goodwill (55 million euro) that arose on the merger of BAS S.p.A. with A2A S.p.A. (formerly ASM S.p.A.);
- the amount of goodwill (26 million euro) that arose on the consolidation of ASM Reti;
- the amount of goodwill (7 million euro) booked by ASM Reti following the mergers that took place in 2004. On this occasion, ASM Reti booked goodwill for the merger deficits for an historical cost of:
    1 million euro, for the merger of Tidone Gas;
    2 million euro, for the merger of Gastecnica Reggiana;
    1 million euro, for the merger of Alfa Metano;
    3 million euro, for the merger of Gas Orobica.
- other goodwill for 3 million euro.

No impairment indicators have come to light during the period under review.

3) INVESTMENTS AND OTHER NON-CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Balance at 09/30/2008	*of which included in equity*	
						12/31/2007	*09/30/2008*
Investments in companies valued at equity	2,501	820	3,321	(726)	2,595	-	-
Other non-current financial assets	516	20	536	29	565	1	1
Total	**3,017**	**840**	**3,857**	**(697)**	**3,160**	**1**	**1**

The investments in companies carried at equity at September 30, 2008 show an increase of 94 million euro compared with December 31, 2007. The following table shows details of these changes:

Investments valued at equity (in millions of euro)	**Total**
Amount at December 31, 2007	**2,501**
Changes for period:	
- merger effect	820
- acquisition and capital increases	-
- sales	-
- valuation at equity	29
- writedowns	-
- dividends received from investments carried at equity	(64)
- reclassifications	(689)
- other changes	(2)
Total changes for the period	94
Amount at September 30, 2008	**2,595**

Changes for the period concerned the reclassification, for 689 million euro, of the investment in Endesa Italia S.p.A., now E.ON Produzione S.p.A. to "Non-current assets held for sale" and the valuation of the other investments at equity, as well as the first-time consolidation of the A2A Coriance Group for 2 million euro.

Other non-current financial assets show a balance of 565 million euro (516 million euro at December 31, 2007) of which:

- 25 million euro (unchanged compared with December 31, 2007) related to assets held for trading;
- 537 million euro (491 million euro at December 31, 2007) relating to financial assets available for sale. These include the investment in Atel Holding after A2A's acceptance of the public share exchange offer on January 11, 2008. Measurement at fair value for the period led to a positive variance of 21 million euro;
- 1 million euro relating to financial receivables from associates;
- 2 million euro relating to other financial assets.

For the purposes of valuing the investments in ACSM Como and AGAM Monza, reference was made to the values shown in the public documents on the share exchange ratio that will be

applied in the expected merger between the two companies. For AGAM Monza alone, that has led to a prudent writedown of the investment by around 6 million euro.
As regards the valuation of the investment in ACSM Como, it should be noted that the stock exchange value is significantly lower than its book value. On the other hand, management is of the opinion that the value expressed by the Stock Exchange does not reflect the investment's real economic value, given the following considerations:

- the general downturn in financial markets has heavily penalised stock exchange values in general, but in ACSM's case, this does not reflect the company's effective profitability, as reflected in the average value of ACSM's Undiscounted Cash Flows presented in the merger project;
- the strategic importance of A2A's presence as a shareholder of ACSM, with particular regard to the Group's business plan and the additional territorial control that this investment it gives in Lombardy;
- the advantages deriving from the merger with AGAM Monza (in which A2A holds 24.99%) are not yet fully visible.

4) DEFERRED TAX ASSETS

(in millions of euro)	**Amount at 12/31/2007 Restated**	**Merger effect 01/01/2008**	**01/01/2008 post merger**	**Changes of the period**	**Balance at 09/30/2008**
Deferred tax assets	197	61	258	29	287

Deferred tax assets amount to 287 million euro and show an increase of 90 million euro compared with December 31, 2007.
The change for the period, 29 million euro, was also affected by application of Decree Law 112/08 (the so-called "Robin Hood Tax") for 15 million euro.

5) OTHER NON-CURRENT ASSETS

(in millions of euro)	**Amount at 12/31/2007 Restated**	**Merger effect 01/01/2008**	**01/01/2008 post merger**	**Changes of the period**	**Balance at 09/30/2008**	*of which included in equity*	
						12/31/2007	*09/30/2008*
Non-current derivatives	25	1	26	10	36	*25*	*36*
Other non-current assets	2	12	14	(9)	5	-	-
Total other non-current assets	27	13	40	1	41	*25*	*36*

Other non-current assets amount to 41 million euro (27 million euro at December 31, 2007) and are made up of:

- 36 million euro for non-current hedging derivatives, principally contracts stipulated in connection with committed lines of credit and Interest Rate Swap (IRS) contracts hedging the risk of an increase in the interest rates on long-term bond loans. This caption is up by 11 million euro compared with December 31, 2007, mainly as a result of its measurement at fair value for the period;
- 5 million euro of other non-current assets, including 3 million euro of receivables and 2 million euro of costs already incurred but pertaining to future periods.

CURRENT ASSETS

6) INVENTORIES

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008
Inventories	**24**	**151**	**175**	**106**	**281**

Inventories at September 30, 2008 amount to 281 million euro (24 million euro at December 31, 2007) and show a positive variance of 257 million euro, of which:

- 28 million euro of materials. At September 30, 2008, the balance on this caption amounts to 39 million euro (11 million euro at December 31, 2007).
- 229 million euro of fuel. At September 30, 2008, the balance on this caption amounts to 242 million euro (13 million euro at December 31, 2007);

The increase for the post-merger period, amounting to 106 million euro, is mainly caused by the increase in fuel inventories at Plurigas S.p.A. in particular.

7) TRADE RECEIVABLES

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008
Trade receivables	923	853	1,776	(318)	1,458
Provision for bad and doubtful accounts	(21)	(16)	(37)	(15)	(52)
Total trade receivables	**902**	**837**	**1,739**	**(333)**	**1,406**

At September 30, 2008 trade receivables amount to 1,406 million euro (902 million euro at December 31, 2007), a rise of 504 million euro, of which:

- 403 million euro due to an increase in trade receivables from customers. At September 30, 2008 the balance on this caption amounts to 1,242 million euro (839 million euro at December 31, 2007);
- 86 million euro of the increase in receivables from related parties. For 75 million euro, the increase for the period relates to higher receivables from the Municipalities of Milan and Brescia and for 11 million euro to higher receivables from other related parties. At September 30, 2008 the balance on this caption amounts to 149 million euro (63 million euro at December 31, 2007);
- 15 million euro relate to contract work in progress.

The change for the period, net of the merger effect, is a decrease of 333 million euro due to the seasonal nature of the Group's business combined with tight credit control.

8) OTHER CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/08
Current derivatives	13	7	20	(2)	18
Other current assets	165	98	263	9	272
Total other current assets	**178**	**105**	**283**	**7**	**290**

This caption amounts to 290 million euro (178 million euro at December 31, 2007) with an increase of 112 million euro, of which:

- 5 million euro for current derivatives, relating principally to commodity derivatives taken out by AEM Trading S.r.l.;
- 107 million euro relating to other current assets, of which 87 million euro for receivables and 20 million euro for assets pertaining to future periods.

The change for the period, 7 million euro, is attributable to the increase in other current assets, above all a higher VAT credit.

9) CURRENT FINANCIAL ASSETS

(in millions of euro)	Balance at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008	*of which included in equity*	
						12/31/2007	*09/30/2008*
Other financial assets	-	-	-	-	-	-	-
Financial assets due from related parties	-	4	4	22	26	-	*26*
Total	-	4	4	22	26	-	26

This caption shows a balance of 26 million euro at September 30, 2008 (zero balance at December 31, 2007) and relates principally to the current account with the Municipality of Milan, which at December 31, 2007 showed a negative balance.

10) CURRENT TAX ASSETS

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/08
Current tax assets	19	28	47	(46)	1

At September 30, 2008 this caption amounts to 1 million euro (19 million euro at December 31, 2007), with a negative variance of 18 million euro.

11) CASH AND CASH EQUIVALENTS

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/08	*of which included in equity*	
						12/31/2007	*09/30/2008*
Cash and cash equivalents	32	155	187	(53)	134	*32*	*134*

Cash and cash equivalents at September 30, 2008 amount to 134 million euro (32 million euro at December 31, 2007) with an increase of 102 million euro, of which:
- 101 million euro relating to bank and postal deposits;
- 1 million euro relating to cash and cash equivalents on hand.

Bank deposits include interest accrued but not yet credited at the period-end.
The negative change during the post-merger period, 53 million euro, reflects use of the liquidity needed to repay short-term borrowings and to finance the Group's operations.

12) NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/08	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008	*of which included in equity*	
						12/31/2007	*09/30/2008*
Non-current assets held for sale	4	-	4	692	696	*4*	*4*

At September 30, 2008 this caption has a balance of 696 million euro and relates to:

- the reclassification to this caption of the investment in Endesa Italia S.p.A., now E.ON Produzione S.p.A. (689 million euro). During 2007, as a result of the favourable outcome of the takeover bid launched by Acciona and ENEL for Endesa SA, ASM S.p.A. (now A2A S.p.A.) initiated contacts with Acciona SA, Enel S.p.A., E.ON AG, Endesa SA and Endesa Europe SL with a view to identifying possible solutions for its 20% investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), also in light of the shareholder agreement signed by the latter's shareholders on September 14, 2001. Following the creation of A2A, on January 1, 2008, the Group also reached a definitive clarification regarding its investment in Endesa Italia (now E.ON Produzione S.p.A.), the final decision being to pull out of this joint project in exchange for the assignment of certain specific production assets. This approach was subsequently ratified by A2A's Board of Management when on March 26, 2008 it formally approved the Group's new business plan, which already reflects the impact of pursuing this new strategy. On July 18, 2008, the company exercised its right to select certain power plants owned by E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), thereby initiating the spin-off of this company, as envisaged in the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A. E.ON AG, Endesa S.A Endesa Europe S.L. and Endesa Italia S.p.A. In accordance with this agreement, the spin-off procedure provides for the setting up of a new corporate vehicle to

which the chosen power generation assets will be transferred, together with the related liabilities that are allocated to them. A2A will hold 100% of this company's share capital in exchange for its 20% stake in E.ON Produzione. Given that this exchange of assets involved a genuine disposal as it implied a radical change in ownership and in the cash flow profile expected from the investment, in accordance with IFRS, the investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.) was reclassified to non-current assets held for sale from January 1, 2008, the date that A2A was created, which also coincided with the date of the decision to dispose of this investment. It is worth noting that from January 1, 2008 this investment is no longer valued at equity but, in accordance with IAS 28, para. 13a) and IFRS 5, at the lower of cost (i.e. its book net equity value at December 31, 2007) and fair value, net of selling costs, represented by the fair value (which is significantly higher than cost) of the company that is the beneficiary of the spin-off of the power plants chosen by A2A. It will be remembered that this investment in Endesa Italia S.p.A. was acquired as a result of the merger between AEM S.p.A. and ASM S.p.A., i.e. on January 1, 2008. This entire operation is expected to be concluded during the first few months of 2009;

- the assets relating to certain businesses held for sale (7 million euro).

EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY

Equity, which at September 30, 2008 amounts to 4,688 million euro (3,054 million euro at December 31, 2007), is detailed in the table below:

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008
Equity pertaining to the group:					
Share capital	936	693	1,629	0	1,629
(Treasury shares)	(64)		(64)	(43)	(107)
Reserves	1,096	927	2,023	39	2,062
Net profit for the period of the Group	292		292	(292)	
Net profit for the period of the Group			0	238	238
Total equity pertaining to the group	**2,260**	**1,620**	**3,880**	**(58)**	**3,822**
Minority interests	794	31	825	41	866
Total equity	**3,054**	**1,651**	**4,705**	**(17)**	**4,688**

Equity pertaining to the Group

The overall change in Group equity, 1,562 million euro, is due for 1,620 million euro to the absorption of AMSA Holding S.p.A. and ASM S.p.A. by A2A S.p.A. on January 1, 2008 and, for 58 million euro, to the negative change for the period, made up principally by the result for the period of 238 million euro, offset by the negative effect of the dividend distribution on reserves.
Dividends of 299 million euro (0.097 euro per share) were distributed during 2008.

13) SHARE CAPITAL

At September 30, 2008 the share capital totals 1,629 million euro and consists of 3,132,905,277 shares with a unit value of 0.52 euro each. The increase of 693 million euro compared with December 31, 2007 is attributable to:

- the merger of ASM Brescia S.p.A. with A2A S.p.A., which led to an increase in capital of 643 million euro through the issue of 1,235,752,867 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 772,345,542 ASM Brescia S.p.A. shares of par value 1 euro each, according to the share exchange ratio of 1.60 A2A shares for each ASM share;
- the merger of AMSA Holding S.p.A. with A2A S.p.A. which led to an increase in A2A's capital of 50 million euro through the issue of 97,105,010 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 9,643,000 AMSA Holding S.p.A. shares of par value 5.41euro each, according to the share exchange ratio of 10.07 A2A shares for each AMSA Holding share.

14) TREASURY SHARES

At September 30, 2008 treasury shares amounted to 107 million euro (64 million euro at December 31, 2007) and relate to 47,434,850 treasury shares held by the company (30,434,850 shares at December 31, 2007). The increase is due to the purchase, during the period under review, of 17,000,000 treasury shares. This item has been deducted from equity in accordance with IFRS.

15) RESERVES

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008
Other reserves	1,096	927	2,023	39	2,062

Reserves, amounting to 2,062 million euro at September 30, 2008 (1,096 million euro at December 31, 2007), include the merger effects (927 million euro), the positive adjustments of previous periods, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings and accumulated losses of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at September 30, 2008, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale".

Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by AEM S.p.A. with Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares, as well as the call/put options held by certain minority shareholders of Abruzzo Energia S.p.A. As explained in detail in the paragraph on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction in Group equity (if positive) or as an increase in Group equity (if negative).
At September 30, 2008 the effects of the put options on the Delmi shares led to an increase in Group equity of 26 million euro, while the put/call options on the Abruzzo Energia shares led to a loss in Group equity of 3 million euro.

16) NET PROFIT FOR THE PERIOD PERTAINING TO THE GROUP

Net profit amounts to 238 million euro and includes the result for the period.

17) MINORITY INTERESTS

At September 30 2008 they amount to 866 million euro (794 million euro at December 31, 2007) and represent the portion of capital, reserves and net result pertaining to minority interests. The increase (72 million euro) is due to the merger effect for 31 million euro, while the changes for the period, 41 million euro, concerned:

- the allocation of net profit to minority interests for 17 million euro, of which 1 million euro relates to the portion pertaining to the minority shareholders of the Ecodeco Group, 12 million euro to the portion pertaining to the minority shareholders of Delmi S.p.A. and 4 million euro to the portion pertaining to the minority shareholders of Plurigas S.p.A., which, from January 1, 2008 is fully consolidated by the A2A Group as it holds 70% of its share capital following the merger (for more information, see the paragraph entitled "Changes in the scope of consolidation");
- a positive adjustment of 46 million euro relating to the effects of the valuation of the put options on the Delmi S.p.A. shares;

- a negative adjustment of 17 million euro attributable to the changes in equity items during the period pertaining to the minority shareholders of Plurigas S.p.A., Delmi S.p.A. and to the first-time consolidation of the Coriance Group;
- a negative adjustment of 5 million euro for the valuation of the put/call options on the shares Abruzzo Energia S.p.A., as explained in greater detail in the section entitled "Consolidation policies and procedures".

LIABILITIES

NON-CURRENT LIABILITIES

18) Non-current financial liabilities

(in millions of euro)	**Amount at 12/31/2007 Restated**	**Merger effect 01/01/2008**	**01/01/2008 post-merger**	**Changes of the period**	**Balance at 09/30/2008**	*of which included in equity*	
						12/31/2007	*09/30/2008*
Non-convertible bonds	499	594	1,093	4	1,097	499	1,097
Amounts due to banks	1,000	414	1,414	442	1,856	1,000	1,856
Amounts due to other providers of finance	191	8	199	(30)	169	191	169
Finance lease payables	33		33	14	47	33	47
Due to the Municipality of Brescia			-	1	1		1
Total	**1,723**	**1,016**	2,739	431	3,170	**1,723**	**3,170**

Non-current financial liabilities amount to 3,170 million euro (1,723 million euro at December 31, 2007) with an increase of 1,447 million euro.

The change in non-convertible bonds relates to 2 bond loans issued by the merged companies prior to their merger, namely:

- a bond with a nominal value of 500 million euro issued on May 28, 2004 with a ten-year duration and a nominal fixed rate of 4.875%; its valuation at amortised cost on January 1, 2008 amounts to 497 million euro;
- a loan in yen with a nominal value of 98 million euro issued on August 10, 2006 with a thirty-year duration at a fixed rate of 5.405%; its valuation at amortised cost on January 1, 2008 amounts to 97 million euro;

Their remeasurement at fair value and amortised cost at the year-end determined a loss of 4 million euro.

Amounts due to banks show an increase during the period of 442 million euro, as medium/long-term committed credit lines were used instead of others that were about to expire.

The negative change for the post-merger period in lease payables and in the amounts due to other providers of finance, for a total of 16 million euro, is principally due to reclassification of the portions falling due within 12 months as current liabilities.

19) Deferred tax liabilities

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008
Deferred tax liabilities	173	132	305	(1)	304

This item was also affected by application of Decree Law112/08 (the so-called "Robin Hood Tax") for 29 million euro.

20) Employee benefits

At September 30, 2008 this caption amounts to 269 million euro (154 million euro at December 31, 2007) and shows the following changes for the period:

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Provision	Utilisatio ns	Other changes	Balance at 09/30/2008
Severance indemnities	62	90	152	14	(8)	(5)	153
Employee benefits	92	28	120	7	(6)	(5)	116
Total	**154**	**118**	**272**	**21**	**(14)**	**(10)**	**269**

21) Provisions for risks, charges and liabilities for landfills

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Provisi on	Utilisat ions	Other changes	Balance at 09/30/2008
Provisions for risks, charges and liabilities for landfills	169	143	312	16	(8)	89	409

The balance on these provisions at September 30, 2008 amounts to 409 million euro (169 million euro at December 31, 2007). The provisions amounted to 16 million euro and regarded the dispute with certain local government entities in connection with local taxes, the dispute pending with Social Security Institutions and provisions for lawsuits outstanding with personnel and with third parties. The other changes relate to the booking of a provision for risks (debiting goodwill) as a result of the sentence deposited on June 9, 2008 in the dispute with ENEL on the value of the Milan and Rozzano network, as explained in the section "Other information".

22) Other non-current liabilities

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/08	01/01/2008 post-merger	Changes of the period	Balance at 09.30.2008	*of which included in equity*	
						12/31/2007	*09/30/08*
Other non-current liabilities	256	20	276	(167)	109	0	0
Non-current derivatives		10	10	(9)	1	0	1
Total other non-current liabilities	**256**	**30**	**286**	**(176)**	**110**	0	1

The principal change during the period is the reduction in the amount due to third parties in relation to the valuation of the put options on the Delmi S.p.A. shares, as explained in the section entitled "Consolidation policies and procedures".

CURRENT LIABILITIES

23) Trade payables and other current liabilities

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/08	01/01/2008 post merger	Changes of the period	Balance at 09/30/2008	*of which included in equity*	
						12/31/2007	*09/30/2008*
Advance payments	4		4	1	5		
Trade payables	525	388	913	9	922		
Trade payables to related parties	102	31	133	(64)	69		
- subsidiaries			-	0			
- parent companies	*2*		*2*	8	*10*		
- associates	*7*	*31*	*38*	(5)	*33*		
- other related parties	*93*		*93*	(67)	*26*		
Total trade payables	**631**	**419**	**1,050**	**(54)**	**996**	-	-
Payables to social security institutions	15	23	38	(14)	24		
Other current liabilities	210	305	515	(52)	463		
Current derivatives	13	17	30	35	65	*3*	*10*
Total other current liabilities	**238**	**345**	**583**	**(31)**	**552**	*3*	*10*
Total	**869**	**764**	**1,633**	**(85)**	**1,548**	*3*	*10*

Trade payables and other current liabilities amount to 1,548 million euro (869 million euro at December 31, 2007) and show an increase of 679 million euro, principally as a result of the merger, partially offset by the decrease during the period in current liabilities and in trade payables and

payables to related parties. The reduction in other current liabilities includes the effect of exercising the call options on the Edipower shares.

24) Current financial liabilities

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008	*of which included in equity*	
						12/31/2007	*09/30/2008*
Amounts due to banks	355	296	651	(382)	269	*355*	*269*
Amounts due to other providers of finance	43	4	47	(2)	45	*43*	*45*
Finance lease payables	11		11	19	30	*11*	*30*
Financial payables to related parties	17		17	(17)	-	*17*	-
Financial payables to subsidiaries held for sale	4		4	0	4	*4*	*4*
Total	**430**	**300**	**730**	**(382)**	**348**	***430***	***348***

Short-term financial liabilities amount to 348 million euro (430 million euro at December 31, 2007) and show a decrease of 382 million euro mainly due to the reduction in amounts due to banks thanks to an improvement in the net financial position during the period and replacing short-term loans with medium/long-term loans on expiry, partly offset by the reclassification of lease payables.

25) Tax liabilities

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008
Tax liabilities	11	14	25	70	95

Taxes payable amount to 95 million euro (11 million euro at December 31, 2007) and the changes for the period, net of the merger effect, show an increase of 70 million euro, also as a result of the introduction of Decree Law 112/08 (the "Robin Hood Tax"), which affects certain Group companies, including the parent company A2A S.p.A.

26) LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Balance at 09/30/2008
Liabilities directly associated with non-current assets held for sale	4	-	4	5	9

At September 30, 2008 this caption shows a balance of 9 million euro and refers exclusively to the Ecodeco Group in connection with liabilities relating to certain businesses of the Ecodeco Group that are held for sale.

27) NET DEBT

(pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)

The following table gives details of net financial debt:

(in millions of euro)	Notes	09/30/2008	12/31/2007	09/30/2007
			RESTATED	*RESTATED*
Bonds - non-current portion	18	1,097	499	496
Bank loans - non-current portion	18	1,856	1,000	846
Amounts due to other providers of finance - non-current portion	18	169	191	212
Finance leases - non-current portion	18	47	33	35
Financial liabilities to parent entities	18	1	0	0
Other non-current financial liabilities	22	1	0	3
Total medium/long-term debt		**3,171**	**1,723**	**1,592**
Other non-current financial assets	3, 5	(37)	(26)	(35)
Medium/long-term loans		**(37)**	**(26)**	**(35)**
Total net non-current debt		***3,134***	***1,697***	***1,557***
Bonds - current portion	24			
Bank loans - current portion	24	269	355	365
Amounts due to other providers of finance - current portion	24	45	43	45
Finance leases - current portion	24	30	11	12
Financial liabilities to parent entities	24	0	17	29
Current financial liabilities	23	10	3	0
Financial payables in liabilities held for sale		0	0	0
Financial payables to companies held for sale	24	4	4	8
Total short-term debt		**358**	**433**	**459**
Current financial assets		0	0	0
Financial assets due from Parent Entities	9	(26)	0	0
Financial receivables from companies held for sale		0	0	0
Financial receivables in assets held for sale	12	(4)	(4)	(8)
Total short-term financial receivables		**(30)**	**(4)**	**(8)**
Cash and cash equivalents	11	(134)	(32)	(14)
Cash and cash equivalents included in assets held for sale		0	0	
Total net current debt		***194***	***397***	***437***
Net debt		***3,328***	***2,094***	***1,994***

NOTES TO THE STATEMENT OF INCOME ITEMS

Changes compared with September 30, 2007:

Note that as a result of the mergers between AEM S.p.A. and AMSA Holding S.p.A. and between AEM S.p.A. and ASM S.p.A., which took effect from January 1, 2008, the contents of the income statement at September 30, 2008 are not comparable with those of the same period last year.
Moreover, due to the acquisition on July 31, 2008 of 98.08% of A2A Coriance SAS, which holds 100% of Coriance SAS, this interim report includes the results of the A2A Coriance Group for the period August 1, 2008-September 30, 2008 consolidated on a line-by-line basis.

28) REVENUES

Revenues at September 30, 2008 amount to 4,363 million euro (1,929 million euro at September 30, 2007), for an increase of 2,434 million euro. The breakdown of the more important revenue items is as follows.

REVENUES (millions of euro)	**09/30/2008**	**09/30/2007** ***Restated***
Revenues from sales	3,777	1,769
Revenues from services	454	126
Revenues from long-term contracts	6	7
Total revenues from sales and services	4,237	1,902
Other operating income	126	27
Total revenues	**4,363**	**1,929**

Revenues from sales and service amount to 4,237 million euro (1,902 million euro at September 30, 2007) and increase by 2,335 million euro. This increase is due to higher revenues from sales, 2,008 million euro, mainly thanks to the higher quantity of electricity and gas sold and to higher revenues from services, 328 million euro, principally for services to customers and third parties and for services provided to the Municipalities of Milan and Brescia and to associates.

Other operating income amounts to 126 million euro (27 million euro at September 30, 2007) and shows an increase of 99 million euro.
It includes 45 million euro of specific company equalisation, already definitive for 2004 at 13.3 million euro and estimated for 2005-2006-2007 at 80% of the 2004 figure; these amounts have already been received by AEM Elettricità S.p.A. in the form of advance payments at September 30, 2008.
For the years 2005-2007, this correction factor will be updated in accordance with the method adopted by the Authority with resolution no. 316/07, depending on the amount invested by the company. This amount is considered "non-recurring".

The larger items are as follows:

Revenues from sales and services (millions of euro)	09/30/2008	09/30/2007 *Restated*
Sale of electricity	*2,296*	*1,327*
Distribution, transport and measurement of electricity	*390*	*108*
Sale of power to related parties	*11*	*5*
Sale of energy and gas to Parent Entities	*1*	*0*
Sales of heat	*86*	*21*
Sale of gas to customers and other companies	*847*	*250*
Distribution of gas to customers and other companies	*11*	*8*
Sale of gas to related parties	*0*	*8*
Sales of fuel	*0*	*1*
Water sold to customers	*37*	*0*
Income from hedges on operating derivatives	*5*	*20*
Charges from hedges on operating derivatives	*(3)*	*(13)*
Connection contributions	*24*	*13*
Other operating income from transactions on electricity markets	*67*	*6*
Sales of certificates and emission rights	*5*	*15*
Total revenues from sales	**3,777**	**1,769**
Services on behalf of customers and third parties	*273*	*107*
Services to the Municipalities of Milan and Brescia	*177*	*18*
Services to associates	*4*	*1*
Total revenues from services	**454**	**126**
Revenues from long-term contracts	**6**	**7**
Other operating income	**126**	**27**
Total revenues	**4,363**	**1,929**

29) OPERATING COSTS

The operating costs at September 30, 2008 amount to 3,238 million euro (1,459 million euro at September 30, 2007) and show an increase of 1,779 million euro. The main items in this caption are commented on below.

OPERATING COSTS (millions of euro)	**09/30/2008**	**09/30/2007** ***Restated***
Raw materials and consumables used	*2,681*	*1,162*
Services	*454*	*158*
Changes in inventories of fuels and materials	*(106)*	*1*
Total costs for raw materials and services	**3,029**	**1,321**
Other operating costs	**209**	**138**
Total operating costs	**3,238**	**1,459**

The costs for purchases of raw materials and services amount to 3,029 million euro (1,321 million euro at September 30, 2007) and show an increase of 1,708 million euro.
This increase is due to higher costs for the purchase of raw and consumable materials, 1,519 million euro, mainly related to higher quantity of power and fuel purchased and to higher costs for services used, 296 million euro, related to electricity delivering and transmission charges, subcontracted work and various services.
The larger items are as follows:

Costs for raw materials and services (millions of euro)	**09/30/2008**	**09/30/2007** ***Restated***
Purchases of power and fuel	2,474	734
Purchases of power and fuel from related parties	65	343
Purchases of other types of fuel	3	0
Purchases of materials	61	20
Income from hedges on operating derivatives	(34)	(21)
Charges from hedges on operating derivatives	4	15
Other operating costs from transactions on electricity markets	104	66
Purchases of certificates and emission rights	4	5
Total raw materials and consumables used	**2,681**	**1,162**
Electricity delivering and transmission charges	193	44
Transport by related parties	1	1
Subcontracted work	53	29
Services	196	73
Services from related parties	2	2
Services from associates	9	9
Total services used	**454**	**158**
Change in inventories of fuels	(102)	2
Change in inventories of materials	(4)	(1)
Changes in inventories of fuels and materials	**(106)**	**1**
Total costs for raw materials and services	**3,029**	**1,321**
Other operating costs	**209**	**138**
Total operating costs	**3,238**	**1,459**

30) LABOUR COSTS

At September 30, 2008 labour costs, net of capitalised expenses, come to a total of 328 million euro (107 million euro at September 30, 2007), and increase by 221 million euro. The main items in this caption are commented on below:

LABOUR COSTS (millions of euro)	09/30/2008	09/30/2007 *Restated*
Wages and salaries	206	66
Social security charges	77	23
Severance indemnities	14	7
Other costs	31	11
Total labour costs	**328**	**107**

The average number of people working for the A2A Group at September 30, 2008 was 8,652 (2,782 at September 30, 2007). The increase in labour cost mainly derives from the increase in the average number of people working for the Group as a result of the merger, which took effect from January 1, 2008.

Note that labour costs during the period reflect the charges deriving from renewal of the national labour contracts. The provision for severance indemnities includes the impact of the welfare reform that took full effect from July 1, 2007.

Other costs principally contain the effects of updating the actuarial calculations relating to employee benefits.

31) GROSS PROFIT FROM OPERATIONS

In consideration of the above, consolidated gross profit from operations at September 30, 2008 comes to 797 million euro (363 million euro at September 30, 2007).

32) DEPRECIATION, AMORTISATION, PROVISIONS AND WRITEDOWNS

Depreciation, amortisation, provisions and writedowns at September 30, 2008 amount to 260 million euro (117 million euro at September 30, 2007) and increase by 143 million euro. The main items in this caption are commented on below:

DEPRECIATION, AMORTISATION, PROVISIONS AND WRITEDOWNS (millions of euro)	**09/30/2008**	**09/30/2007** ***Restated***
Amortisation of intangible assets	11	4
Depreciation of property, plant and equipment, of which:	212	97
- 1. ordinary depreciation	172	84
- 2. depreciation of transferable assets	40	13
Total depreciation and amortisation	**223**	**101**
Provisions for risks and charges	16	11
Writedown of receivables included among current assets and liquid funds	18	5
Other provisions	3	0
Total depreciation, amortisation, provisions and writedowns	**260**	**117**

Depreciation and amortisation amount to 223 million euro (101 million euro at September 30, 2007), for an increase of 122 million euro, of which:

- 115 million euro of depreciation. This increase is attributable to higher depreciation on freely transferable assets and includes 23 million euro of the effects of the sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional. The Company reserves the right to take any steps to protect its investments and its interests;
- 7 million euro of amortisation.

Writedowns of receivables amount to 18 million euro (5 million euro at September 30, 2007), for an increase of 13 million euro. This variance is due to the mergers mentioned previously, as well as to a deterioration in certain debtor situations.

Provisions for risks and charges at September 30, 2008 amount to 16 million euro (11 million euro at September 30, 2007) and relate to disputes with social security entities and local authorities, as well as outstanding lawsuits with third parties and personnel; other provisions amount to 3 million euro.

33) PROFIT FROM OPERATIONS

Profit from operations amounts to 537 million euro (246 million euro at September 30, 2007).

34) FINANCIAL COSTS

Net financial costs amount to 114 million euro (compared with net financial income of 30 million euro at September 30, 2007), a decrease of 144 million euro.
Details of the more important items are given below:

FINANCIAL COSTS (millions of euro)	09/30/2008	09/30/2007 *Restated*
Financial income	18	21
Financial charges	161	80
Portion of gains and losses on valuation of investments at equity	29	89
TOTAL FINANCIAL COSTS	**(114)**	**30**

Financial income amounts to 18 million euro (21 million euro at September 30, 2007) with a decrease of 3 million euro, of which:

- 1 million euro arising from the gains on financial derivatives, relating principally to the fair value of the contracts stipulated in connection with the committed lines of credit. At September 30, 2008 this caption amounts to 9 million euro (10 million euro at September 30, 2007);

- a negative difference of 5 million euro because of zero dividend income at September 30, 2008, compared with the 5 million euro of dividend income at September 30, 2007, mainly for the dividends distributed by Atel Aare Tessin AG fur Elektrizitat.

- 3 million euro deriving from receivables/securities included in current assets which at September 30, 2008 amount to 8 million euro (5 million euro at September 30, 2007);

- income from receivables/securities included in non-current assets has not changed at 1 million euro.

Financial charges amount to 161 million euro (80 million euro at September 30, 2007) and increase by 81 million euro of which:

- 19 million euro relate to charges on financial derivatives that at September 30, 2008 show a balance of 21 million euro (2 million euro at September 30, 2007), mainly for the fair value of the bond loan and the fair value of the derivative hedging the interest rate risk on the bond loan, as well as charges arising from the fair value of the equity swap and the flexible forward agreement on Delmi S.p.A. at September 30, 2008;

- 62 million euro relate to charges from financial liabilities that at September 30, 2008 show a balance of 140 million euro (78 million euro at September 30, 2007). This balance relates for 41 million euro to interest on bond loans, 2 million euro to interest on finance leases, 66 million euro to bank charges, 1 million euro to interest on decommissioning, 29 million euro to miscellaneous charges and 1 million euro to realised exchange losses.

The increase in net financial charges is principally due to the increase in average net debt, which rose by 1.5 billion euro compared with the same period last year as a result of the mergers.

At September 30, 2007, 2 million euro of interest expense was booked in connection with the recovery of taxes for the years 1996-1999; for further information please read the section entitled "EC infringement procedure".

The portion of gains and losses on valuation of investments at equity amounts to 29 million euro (89 million euro at September 30, 2007), decreasing by 60 million euro, mainly due to the lower result made by Transalpina di Energia S.r.l. Moreover, at September 30, 2007, the 40% interest in Plurigas S.p.A. was valued at equity. As a result of the merger, from January 1, 2008 it is now fully consolidated.

A reminder that this caption includes the valuations at equity of the investments in the Group's associates, the main ones being in Edipower S.p.A., Transalpina di Energia S.r.l., Ergon Energia S.r.l., ACSM Como S.p.A., Trentino Servizi S.p.A., AGAM S.p.A. and Metroweb S.p.A..

Note that the 20% stake in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.) has been consolidated in accordance with IFRS 5, so it is included in caption 38 "Net result from non-current assets held for sale".

35) OTHER NON-OPERATING INCOME

This caption has a balance at September 30, 2008 of 13 million euro (zero at September 30, 2007) and refers to the penalties due to AMSA S.p.A. (wholly owned by A2A S.p.A.) as part of the dispute with Alstom Power S.p.A. For further details, see the paragraph entitled "Alstom Power S.p.A./AMSA S.p.A." in "Other information".

Note that this item refers to non-recurring income not directly relating to the Group's industrial or financial operations .

36) OTHER NON-OPERATING COSTS

This caption has a zero balance at September 30, 2008. It amounted to 3 million euro at September 30, 2007 and referred to the recovery of taxes for the years from 1996 to 1999; for further information please read the section entitled "EC infringement procedure".

Note that this item refers to non-recurring costs not directly relating to the Group's industrial or financial operations .

37) INCOME TAX EXPENSE

Income tax expense (millions of euro)	09/30/2008	09/30/2007 *Restated*
Current taxes	186	69
Deferred tax assets	(10)	(20)
Deferred tax liabilities	5	14
Total income tax expense	**181**	**63**

Income tax for the period is calculated as follows, based on current accounting principles and consolidation policies:

- current taxes for the period (IRES and IRAP) of 186 million euro;
- deferred tax assets of 10 million euro;
- deferred tax liabilities of 5 million euro.

Note that income taxes have been calculated taking into account the effect of the new rules introduced by Law 244/07, applicable from January 1, 2008, as well as the recent Decree Law 112 of June 25, 2008 (the so-called "Summer 2008 Manoeuvre"), which brought in a 5.5% surtax for companies operating in the production and sale of gas and electricity. The provisions of Law 244/07 mainly concern the reduction of nominal tax rates for IRES and IRAP (from 33% to 27.5% and from 4.25% to 3.90% respectively), which have had a positive impact on the bottom line, partly offset by other measures that widened the tax base (such as limitations on the deductibility of interest expenses and the elimination of the tax consolidation adjustment for dividends).
The subsequent provisions introduced by Decree Law 112/08, which concerned certain Group companies (including the parent company A2A S.p.A.), involved a current IRES surcharge of 16 million euro and a simultaneous increase in deferred tax assets and liabilities of 15 and 29 million euro, respectively.

38) NET RESULT OF NON-CURRENT ASSETS DUE TO BE SOLD

At September 30, 2007, this caption was negative for 1 million euro and included the net results of non-current assets held for sale relating to the Ecodeco Group.

39) GROUP NET PROFIT FOR THE PERIOD

The Group net profit, net of minority interests of 17 million euro (47 million euro at September 30, 2007), amounts to 238 million euro (162 million euro at September 30, 2007).

40) SIGNIFICANT NON-RECURRING, ATYPICAL OR UNUSUAL TRANSACTIONS

Note that in addition to the mergers of ASM S.p.A. and AMSA Holding S.p.A. with A2A S.p.A., during the period there also took place the non-recurring transaction reflected in caption 35 of the income statement in connection with the dispute between AMSA S.p.A. and Alstom Power S.p.A., which generated non-recurring income of 13 million euro unrelated to the Group's industrial or financial operations; there is also a non-recurring transaction reflected in caption 28 of the income statement, which relates to the specific company equalisation that generated non-recurring income of 45 million euro. The following table shows the effects of the merger on the balance sheet:

(in millions of euro)	Consolidated balance sheet 12/31/2007 *Restated*	Effect of AMSA's merger	Effect of ASM's merger	01/01/08 post merger
ASSETS				
NON-CURRENT ASSETS				
Property, plant and equipment	2,083	229	1,565	3,877
Intangible assets	360	4	176	540
Investments carried at equity	2,501		820	3,321
Other non-current financial assets	516		20	536
Deferred tax assets	197	16	45	258
Other non-current assets	27	1	12	40
TOTAL NON-CURRENT ASSETS	**5,684**	**250**	**2,638**	**8,572**
CURRENT ASSETS				
Inventories	24	5	146	175
Trade receivables	902	141	696	1,739
Other current assets	178	4	101	283
Current financial assets	0	4		4
Current tax assets	19		28	47
Cash and cash equivalents	32	1	154	187
TOTAL CURRENT ASSETS	**1,155**	**155**	**1,125**	**2,435**
NON-CURRENT ASSETS HELD FOR SALE	4			4
TOTAL ASSETS	**6,843**	**405**	**3,763**	**11,011**
EQUITY AND LIABILITIES				
EQUITY				
Share capital	936	51	642	1,629
(Treasury shares)	-64		0	-64
Other reserves and result	1,388	29	898	2,315
Equity pertaining to the Group	**2,260**	**80**	**1,540**	**3,880**
Minority interests	794		31	825
Total equity	**3,054**	**80**	**1,571**	**4,705**
LIABILITIES				
NON-CURRENT LIABILITIES				
Non-current financial liabilities	1,723	54	962	2,739
Deferred tax liabilities	173	11	121	305
Employee benefits	154	67	51	272
Provisions for risks, charges and liabilities for landfills	169	37	106	312
Other non-current liabilities	256		30	286
Total non-current liabilities	**2,475**	**169**	**1,270**	**3,914**
CURRENT LIABILITIES				
Trade payables	631	88	331	1,050
Other current liabilities	238	44	301	583
Current financial liabilities	430	21	279	730
Tax liabilities	11	3	11	25
Total current liabilities	**1,310**	**156**	**922**	**2,388**
TOTAL LIABILITIES	**3,785**	**325**	**2,192**	**6,302**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	4			4
TOTAL EQUITY AND LIABILITIES	**6,843**	**405**	**3,763**	**11,011**

41) EARNINGS PER SHARE

January 1, 2007 September 30, 2007		January 1, 2008 September 30, 2008
	Earnings per share (in euro)	
0.0908	- basic	0.0771
0.0915	- basic, from operating activities	0.0771
0.0901	- diluted	0.0771
0.0908	- diluted, from operating activities	0.0771

GUARANTEES AND COMMITMENTS WITH THIRD PARTIES

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 359 million euro (234 million euro at December 31, 2007).

Guarantees and commitments with third parties

These amount to 1,358 million euro (230 million euro at December 31, 2007) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

As regards the equity derivatives stipulated by Delmi S.p.A. explained above, A2A S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s bonds.

Secured guarantees given

Note that the investment in Metroweb S.p.A. and the convertible bond loan issued by Metroweb S.p.A. of the nominal value of 24 million euro, and held by AEM S.p.A. (now A2A S.p.A.) have been pledged to the banks that finance Metroweb S.p.A..

Note that the Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been given in pledge to a pool of banks for the loans granted by them.

At September 30, 2008 the Ecodeco Group has given secured guarantees to third parties for 1.5 million euro in the form of pledges on quotas of subsidiaries (Srl).

Other commitments and risks

In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given by A2A S.p.A. in the interest of Ecodeco Group companies

At September 30, 2008 they amount to 5.6 million euro and relate principally to guarantees given in favour of the Tax Authorities for VAT credits pertaining to 2006 and 2007.

The mortgage on the Bas Power waste incineration plants has been cancelled.

Group companies hold under concession third party assets worth 147 million euro.

OTHER INFORMATION

1) SIGNIFICANT EVENTS AFTER SEPTEMBER 30, 2008

The description of events is included in the report on operations.

2) INFORMATION ON TREASURY SHARES

At September 30, 2008 A2A S.p.A. held 47,434,850 treasury shares, equal to 1.514% of the share capital which consists of 3,132,905,277 shares. At September 30, 2008 the subsidiaries and associates do not hold any shares in the parent company, A2A S.p.A., nor have they made any purchases or sales of such shares during the course of' the period. The par value of these shares is 0.52 euro; for further information see the section entitled "Significant events during the period". Part of the shares has been lodged as security for completion of the acquisition of 90% of ASPEM S.p.A., as explained on page number 7.

3) INFORMATION ON NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (IFRS 5)

At September 30, 2008 "Non-current assets held for sale", "Liabilities directly related to non-current assets held for sale" include figures deriving from consolidation of the Ecodeco Group, in particular the assets belonging to certain businesses held for sale and the reclassified investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.). For further information, see balance sheet note 12.
The following is information on the key balance sheet and income statement figures for the businesses concerned.

FIGURES AT SEPTEMBER 30, 2008

Assets and liabilities of companies held for sale (in millions of euro)	**Ecodeco Group**	**E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)** (figures relate to 20%)	**Total**
Non-current assets	-	689	689
Current assets	7	-	7
Total assets	**7**	**689**	**696**
Non-current liabilities	-	-	-
Current liabilities	9	-	9
Total liabilities	**9**	**-**	**9**

4) RECLASSIFICATION AND RESTATEMENT OF COMPARATIVE FIGURES

This paragraph explains the reasons and impacts of the reclassifications and restatements made to the comparative figures at September 30, 2007.

Restatement for change in the method of consolidation for investments under joint control (joint ventures).

As explained in the section entitled "Scope of consolidation", to which reference should be made for further detail, as a result of the change in the method of consolidation for investments under joint control (joint ventures) adopted from January 1, 2008 with retroactive effect from December 31, 2006 (restatement), the balance sheet and income statement figures at September 30, 2007 and have been restated to ensure consistency and comparability.

Changes in the format of the financial statements

The following tables reconcile the balance sheet and income statement format used at September 30, 2007 with the new format adopted for this interim report on operations, which was changed to reflect the integration process following the merger between AEM S.p.A. (now A2A S.p.A.) with ASM S.p.A. and AMSA Holding S.p.A.

RECONCILIATION BALANCE SHEET AT SEPTEMBER 30, 2007 NEW PRINCIPLES AND NEW FORMAT

RECONCILIATION - NEW FORMAT						RECONCILIATION - NEW PRINCIPLES		
		Reclassifications						
BALANCE SHEET AT SEPTEMBER 30, 2007 OLD FORMAT	Published	(-)	(+)	New format	BALANCE SHEET AT SEPTEMBER 30, 2007 NEW FORMAT	New format	Effect of change in accounting policy	SEPTEMBER 30, 2007 RESTATED
NON-CURRENT ASSETS					NON-CURRENT ASSETS			
Property, plant and equipment	6,907			6,907	Property, plant and equipment	6,907	(4,855)	2,052
Property	17			17	Property	17	(17)	
Intangible assets	2,741			2,741	Intangible assets	2,741	(2,395)	346
Investments	88			88	Investments valued at equity	88	2,398	2,486
Other non-current financial assets	578			578	Other non-current financial assets	578	(151)	427
Deferred tax assets	268			268	Deferred tax assets	268	(88)	180
Other non-current receivables	32		47	79	Other non-current assets	79	(42)	37
Restricted or pledged deposits	9	(9)						
Other non-current assets	4	(4)						
TOTAL NON-CURRENT ASSETS	10,644	(13)	47	10,678	TOTAL NON-CURRENT ASSETS	10,678	(5,150)	5,528
CURRENT ASSETS					CURRENT ASSETS			
Inventories	269		-10	259	Inventories	259	(232)	27
Current financial assets	7	(7)						
Current derivatives	98	(98)						
Tax receivables	51	(51)						
Trade and other receivables	1,528	(1,528)						
Cash and cash equivalents	79	(79)						
Other current assets	18	(18)						
			1,279	1,279	Trade receivables	1,279	(610)	669
			368	368	Other current assets	368	(220)	148
			7	7	Current financial assets	7	(7)	
			24	24	Current tax assets	24	(20)	4
			79	79	Cash and cash equivalents	79	(65)	14
TOTAL CURRENT ASSETS	2,050	(1,781)	1,747	2,016	TOTAL CURRENT ASSETS	2,016	(1,154)	862
NON-CURRENT ASSETS HELD FOR SALE	8			8	NON-CURRENT ASSETS HELD FOR SALE	8		8
TOTAL ASSETS	12,702	(1,794)	1,794	12,702	TOTAL ASSETS	12,702	(6,304)	6,398
SHAREHOLDERS' EQUITY AND LIABILITIES					SHAREHOLDERS' EQUITY AND LIABILITIES			
EQUITY					EQUITY			
Share capital	936			936	Share capital	936		936
(Treasury shares)	(63)			(63)	(Treasury shares)	(63)		(63)
Legal reserve	102	(102)						
Other reserves	867	(867)						
			969	969	Reserves	969		969
Net profit for the period	162			162	Net profit for the period	162		162
Equity pertaining to the Group	2,004	(969)	969	2,004	Equity pertaining to the Group	2,004	-	2,004
Minority interests	2,347			2,347	Minority interests	2,347	(1,535)	812
Total equity	4,351	(969)	969	4,351	Total equity	4,351	(1,535)	2,816
LIABILITIES					LIABILITIES			
NON-CURRENT LIABILITIES					*NON-CURRENT LIABILITIES*			
Medium/long-term financial liabilities	3,816	(3,816)	3,813	3,813	Non-current financial liabilities	3,813	(2,224)	1,589
Deferred tax liabilities	787			787	Deferred tax liabilities	787	(584)	203
Employee benefits	203			203	Employee benefits	203	(47)	156
Provisions for risks	620			620	Provisions for risks, charges and liabilities for landfills	620	(458)	162
Other non-current liabilities	227		32	259	Other non-current liabilities	259	(6)	253
Total non-current liabilities	5,653	(3,816)	3,845	5,682	Total non-current liabilities	5,682	(3,319)	2,363
CURRENT LIABILITIES					*CURRENT LIABILITIES*			
Trade and other payables	1,487	(1,487)						
Tax liabilities	143	(143)						
Short-term financial liabilities	1,032	(1,032)						
Other liabilities	28	(28)						
			1,049	1,049	Trade payables	1,049	(570)	479
			524	524	Other current liabilities	524	(279)	245
			973	973	Current financial liabilities	973	(514)	459
			115	115	Tax liabilities	115	(87)	28
Total current liabilities	2,690	(2,690)	2,661	2,661	Total current liabilities	2,661	(1,450)	1,211
Total liabilities	8,343	(6,506)	6,506	8,343	Total liabilities	8,343	(4,769)	3,574
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	8			8	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	8		8
TOTAL EQUITY AND LIABILITIES	12,702	(7,475)	7,475	12,702	TOTAL EQUITY AND LIABILITIES	12,702	(6,304)	6,398

RECONCILIATION OF INCOME STATEMENT AT SEPTEMBER 30, 2007 - NEW FORMAT AND ACCOUNTING PRINCIPLES

RECONCILIATION - NEW FORMAT						RECONCILIATION - NEW PRINCIPLES		
		Reclassifications						
INCOME STATEMENT AT SEPTEMBER 30, 2007 OLD FORMAT	Published	(-)	(+)	New format	INCOME STATEMENT AT SEPTEMBER 30, 2007 NEW FORMAT	New format	Effect of change in accounting policy	SEPTEMBER 30, 2007 RESTATED
REVENUES					REVENUES			
REVENUES FROM SALES	4,687	(4,687)						
REVENUES FROM SERVICES	139	(139)						
REVENUES FROM LONG-TERM CONTRACTS	7	(7)						
OTHER OPERATING INCOME	136	(136)						
TOTAL REVENUES	4,969	(4,969)						
OTHER OPERATING INCOME	68	(68)						
			4,853	4,853	REVENUES FROM THE SALE OF GOODS AND SERVICES	4,853	(2,951)	1,902
			183	183	OTHER OPERATING INCOME	183	(156)	27
TOTAL REVENUES AND OTHER OPERATING INCOME	5,037			5,036	TOTAL REVENUES	5,036	(3,107)	1,929
OPERATING COSTS					OPERATING COSTS			
RAW MATERIALS AND CONSUMABLES USED	2,803	(2,803)						
SERVICES USED	697	(697)						
CHANGE IN INVENTORIES OF FINISHED PRODUCTS								
OTHER OPERATING COSTS	249	(249)						
			3,555	3,555	COSTS FOR RAW MATERIALS FINISHED PRODUCTS AND SERVICES	3,555	(2,234)	1,321
			191	191	OTHER OPERATING COSTS	191	(53)	138
TOTAL OPERATING COSTS	3,749			3,746	TOTAL OPERATING COSTS	3,746	(2,287)	1,459
LABOUR COSTS	200			200	LABOUR COSTS	200	(93)	107
GROSS PROFIT FROM OPERATIONS	1,088			1,090	GROSS PROFIT FROM OPERATIONS	1,090	(727)	363
DEPRECIATION, AMORTISATION, PROVISIONS AND WRITEDOWNS	464			464	DEPRECIATION, AMORTISATION, PROVISIONS AND WRITEDOWNS	464	(347)	117
PROFIT FROM OPERATIONS	624			626	PROFIT FROM OPERATIONS	626	(380)	246
GAINS (LOSSES) FROM FINANCIAL ASSETS HELD FOR TRADING	1	(1)						
OTHER GAINS (LOSSES) ON DERIVATIVES	8	(8)						
GAINS (LOSSES) FROM FINANCIAL ASSETS AVAILABLE FOR SALE	(10)	10						
FINANCIAL CHARGES	194	(194)						
INCOME (LOSSES) FROM FINANCIAL ASSETS	33	(33)						
			102	102	FINANCIAL INCOME	102	(81)	21
			264	264	FINANCIAL CHARGES	264	(184)	80
					RESULT OF INVESTMENTS VALUED AT EQUITY		89	89
TOTAL FINANCIAL COSTS	(162)			(162)	TOTAL FINANCIAL COSTS	(162)	192	30
RESULT OF INVESTMENTS VALUED AT EQUITY								
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	2	(2)						
OTHER NON-OPERATING PROFITS	16			16	OTHER NON-OPERATING PROFITS	16	(16)	
OTHER NON-OPERATING COSTS	(14)			(14)	OTHER NON-OPERATING COSTS	(14)	11	(3)
PROFIT BEFORE TAX	466			466	PROFIT BEFORE TAX	466	(193)	273
INCOME TAX EXPENSE	194			194	INCOME TAX EXPENSE	194	(131)	63
NET PROFIT (LOSS) OF OPERATING ACTIVITIES, NET OF TAXES	272			272	NET PROFIT (LOSS) OF OPERATING ACTIVITIES, NET OF TAXES	272	(62)	210
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	(1)			(1)	NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	(1)		(1)
NET PROFIT (LOSS)	271			271	NET PROFIT	271	(62)	209
MINORITY INTERESTS	(109)			(109)	MINORITY INTERESTS	(109)	62	(47)
GROUP NET PROFIT FOR THE PERIOD	162			162	GROUP NET PROFIT FOR THE PERIOD	162		162

5) UPDATE OF THE DELMI GROUP'S MAIN LEGAL AND TAX DISPUTES STILL PENDING

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.

On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.

This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the enlargement of that court's functions based on the Treaty of Nice.

In July 2002, the decision was subsequently communicated by the Commission to the companies, which impugned it before the Court of First Instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).

Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C – 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments did not entail new obligations for the companies, as the recovery has been carried out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.

In the second two month-period of 2007, the Tax Authorities sent notice to AEM S.p.A. and ASM S.p.A. in a "communication-injunction" based on Decree Law 10/2007 in connection with the alleged State aid enjoyed during the moratorium periods.

Given that the lawsuits involving to the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are already the subject of separate proceedings at the Court of First Instance of the European Community and a different position in relation to the "communication-injunction", we will explain the two situations separately so that they are easier to understand.

Former AEM S.p.A. (now A2A S.p.A.)
In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance. The written phase of the judgement has therefore been concluded. On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. On March 6, 2008 AEM communicated to the Court that it would welcome such a move to combine the various lawsuits. It would appear that the other plaintiffs are also in favour. On April 16, 2008, the final hearing took place before the Court of First Instance.

With reference to art. 27 of Law 62 of April 18 2005, AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.
The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.

Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.

Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the 2007 accounts under "Financial charges" and "Other non-operating costs".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. A decision is expected by the end of 2008. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed.
Also in this connection, the Company thought it best to appeal against any such decisions in the fiscal courts.
The Provincial Tax Commission of Milan - Section 21, rejected the proposed appeals with sentence no. 8 of January 25, 2008.

The former ASM S.p.A. (absorbed by A2A S.p.A. from January 1, 2008)
As regards ASM's position, while we are waiting for the outcome of the appeals to the Court of First Instance in Luxembourg, presented for ourselves on January 2, 2003 and *ad adiuvandum* for AEM S.p.A. and AMGA S.p.A., we felt that the European Commission's decision 2003/293/CE could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM in its areas of operations were not open to the market and to free competition.

On January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. ASM Brescia S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.

On April 16, 2008, the final hearing took place before the Court of First Instance.

The companies of the ASM Group involved in the recovery procedure (ASM, also on behalf of BAS (now merged) and ASVT), in accordance with the request contained in art. 27 of Law 62 of April 18, 2005, sent the declaration required by art. 27 of the said law for each of the periods affected by the tax moratorium.

As regards the positions of BAS Bergamo, which was merged with effect from May 18, 2005, and ASVT, during the years when the moratorium was operative, these companies had a negative taxable income, so it is probable that no tax will be due.

In April 2007, ASM was notified the communication-injunction under art. 1 of Decree Law 10/2007 by the Brescia Tax Office for the periods 1998 and 1999.
Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.
At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.

On May 23 the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction.

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. A decision is expected by the end of 2008.

In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by ASM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.
In any case, the suit against the Tax Office is still pending before the Brescia Court while we await the sentence that will be issued by the Court of First Instance of the European Community. We would point out that the Shareholders' Meeting of ASM has already passed a resolution, while waiting for the question to be decided, to consider a portion of the free reserves formed during the period of the "tax moratorium", namely 13 million euro, are no longer distributable to the shareholders.

<u>ACEA S.p.A / AEM (now A2A S.p.A.)</u>
With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., DELMI S.p.A., EDIPOWER S.p.A., EDISON S.p.A., AEM Torino S.p.A., ATEL, TRANSALPINA DI ENERGIA S.r.l., ITALENERGIA BIS S.p.A..

In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.

Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM."). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower; In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately,

to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM.. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA's request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, 5 years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in art. 163 bis of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6 2008. On this date, the Honorary Judge adjourned the case to March 19, 2009 for it to be assigned definitively to another Judge.

<u>Consul Latina S.r.l. / BAS S.p.A. (now A2A S.p.A.)</u>

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina.

Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee owing to Consul Latina, which duly sued it for payment in 1998.

The lawsuit is still in underway with various procedural objections, some recent, such as the fact that on March 7, 2007 all court proceedings after May 18, 2007 were declared null and void for lack of right of attorney. This problem was subsequently resolved.

The court system is subject to very long delays, so an outcome is unlikely in the short term. There have not been any major changes in the circumstances surrounding the case; Consult has raised yet another procedural objection, a pretext as always. The latest news is that it has been rejected.

The only event that has taken place in the meantime is the international rogation initiated by Consult which caused the III Section (GOT) of the Brescia Court to issue the two injunctions in December 2007, which had as a consequence the insertion of a chapter in the updated prospectus and a letter explaining what happened, which was sent out by the March 13, 2008 deadline.

In the summer of 2007, ASM engaged another law firm to try and settle the matter out of court, but this attempt failed, so we are still waiting for the court to issue a sentence.

<u>ENEL / AEM Elettricità (a subsidiary of A2A S.p.A.)</u>

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità S.p.A. of the power distribution business in Milan and Rozzano. AEM Elettricità asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.

In AEM Elettricità's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità.

With a sentence deposited on June 9, 2008, the Milan Court set a new price for the business according to the indications of the expert witness (Lire 990,856,000,000), rejecting the claim for damages made by AEM Elettricità. According to the Court, the difference between the expert witness's valuation and the one carried out by the Board of Experts is such as to make the latter blatantly unfair. In other words, the Judge felt that he could fully trust the conclusions reached by the expert witness appointed by the Court, even though some of the choices made by the expert witness appeared to be the result of exercising in a different way the technical discretion that is inherent in valuations, making assumptions that led to a very different result from the one reached by the Board of Experts. The Judge also based his decision on certain affirmations made by the expert witness regarding the "inappropriateness" of certain parameters used by the Board of Experts.
Considering the price established by the Court of Experts to be unfair, the Judge also rejected the claim made by AEM Elettricità for damages caused by the delay in transferring the business. In fact, according to the Judge, ENEL was justified in not transferring the business as the price was unfair.
There are various objections that can be made to this sentence: to start with, we do not agree that the price established by the Board of Experts was affected by errors, nor that it was unfair. The Board consisted of illustrious professors with years of experience in company valuations, so the fact that the Judge simply replaced their calculation with the one performed by the expert witness is totally unsatisfactory. From another point of view, there appears to be no justification for rejecting the request for damages because of the delayed transfer of the business, given that ENEL could quite easily have handed it over - as in fact it did - while at the same time asking for a fairness review of the price set by the Board of Experts.
Counsel has already been instructed to appeal against this sentence.

While preparing the condensed consolidated half-yearly financial statements, merely for prudence sake, we decided to increase the amount of the goodwill already shown in the balance sheet for the business being transferred by 88 million euro, crediting a provision for risks and charges under liabilities in the balance sheet for the same amount (see balance sheet notes 2 and 21).

A2A has appealed against the Court sentence with a writ served on October 23, 2008.

<u>Alstom Power S.p.A./AMSA S.p.A. (a subsidiary of A2A S.p.A.)</u>
Amsa S.p.A. had a dispute in course with Alstom Power S.p.A. concerning the construction and delivery times of the plant and correct execution of the works in connection with the building of the Silla 2 waste incineration plant, which ended on June 6 2008. The key events can be summarised as follows:

The parties made their requests to the court-appointed technical consultant at the hearing on February 26, 2007. The consultant in turn listed a number of possibilities with a view to reaching a settlement. The Board of Arbitration adjourned the discussion to March 27, 2007 to permit the parties' technical consultants to discuss the possibilities envisaged by the court-appointed technical consultant. On this occasion, the parties discussed the possibility of a negotiated settlement with the help of their technical consultants, both making further requests of a technical nature.

Alstom Power's lawyer also made a request of an accounting nature. The Board of Arbitration admitted all of the technical requests and reserved the right to assess the merit of the accounting request and with a communication dated July 12 2007, accepting the requests of the court-appointed technical consultant, it authorised a postponement of the deadline for filing the expert's report to September 30, 2007.

At the hearing on September 28 2007, the Board of Arbitration authorised a further deferral of the deadline for filing the expert's report to January 30 2008, the date when the expert appraisals were to

come to an end. The Board also allowed AMSA to make its own considerations by November 30 2007 regarding the treatment of the accounting aspects of the quantification of the damage, in reply to the considerations made by the counterparty. October 30, 2007 was also set as the deadline for the experts' integration by the Board.

The Board of Arbitration then granted a further extension for the court-appointed technical consultant to file his report, then on March 12 it ordered the expert to suspend his work, scheduling the next hearing for June 9, 2008.

At the end of a series of discussions between the parties, the dispute was resolved by means of a settlement reached on June 6, 2008. This provides for payment on the part of AMSA S.p.A. of Euro 20,000,000 by way of a balance for the price due and recognition of the reserves, as the sum of the following items:

- payment to the contractor of the balance for the basic work and variants for a total of Euro 31,563,280.79 (+ VAT), already booked to property, plant and equipment in 2004;
- payment to the contractor of Euro 1,500,000 (+ VAT) for the reserves booked for the additional works, which were booked to property, plant and equipment as an increase in fixed assets;
- payment to AMSA of Euro 13,063,280.79 by way of penalties, booked to the income statement under "Other non-operating profits".

Following regular payment by AMSA on June 20, 2008 and the return of the guarantees originally presented by Alstom, the parties acknowledged that they no longer had anything to claim from the other with regard to this matter.

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)

As the result of a tax audit by the Fiscal Police at the beginning of 2006 on VAT for the year 2001-2005, the Tax Authorities issued an assessment for 2001. Amsa S.p.A. asked for the application of a special procedure to discuss the matter with the Tax Authorities with a view to reaching a negotiated settlement, avoiding the costs and time involved in tax litigation. This procedure did not end with an agreement between the parties, so the Company filed an appeal with the Regional Tax Commission, which has scheduled the hearing for June 4, 2008. On August 27, the Company received a payment advice for 307 thousand euro for 2001, which was duly paid. The hearing scheduled for June 4 has been postponed to December 17, 2008 following an attempt by the parties to reach a compromise solution.

On November 21, 2007, another assessment was received for 2002 and the Company again asked to discuss the matter with a view to reaching a negotiated settlement. This was followed by a convocation by the Milano 3 Tax Office and a series of meetings, though they did not lead to any agreement between the parties.

As the company that absorbed Amsa Holding S.p.A. (formerly Amsa S.p.A.), A2A S.p.A. has filed an appeal against this assessment before the Milan Provincial Tax Commission, which is due to be heard on January 14, 2009.

Formal contacts between the parties are underway in the hope of reaching a compromise solution.

As a result of the amounts set aside, the provision at December 31, 2007 came to around 3 million euro. There have not been any other changes in the meantime.

AEEG /ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A), Cige (now ASM Reti), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Services Valtrompia in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro.

The companies hit by these sanctions paid the amount requested in the first half of 2007 as the Authority's decision was executed, but they appealed to the TAR against the AEEG's lack of motivation and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (Euro 25,822.64).
If the TAR's decision is definitively confirmed, the amount that A2A and the other Group companies involved could recover amounts to around Euro 2 million.

AEM S.p.A. (now A2A S.p.A.)/Municipality of Cinisello
There are three disputes currently pending with the Municipality of Cinisello.
The first originated from an arbitration organised by the Municipality to ascertain ownership of the plants based on the rules contained in the concession contracts that regulated dealings between the parties during the period 1913-1995. A2A (or AEM, as it was at the time) did in fact buy out the concession and managed the plants from 1981 to December 31, 1994 under a series of extensions. The arbitration award declined its jurisdiction in 1999 (a decision that was confirmed by the Court of Appeal and by the Court of Cassation). The Milan Regional Administrative Tribunal (TAR), to which the Municipality turned to obtain recognition of ownership, then dismissed its appeal in 2004, confirming AEM's ownership of the plants. In 2007 the Council of State accepted the Municipality's appeal and AEM impugned the decision before the Court of Cassation. The case is still pending and the hearing is scheduled for November 18, 2008.
The second dispute concerns AEM's impugnment of the documentation relating to the tender procedure for the selection of the company that was to manage the gas distribution service, which for various reasons was linked to the plant structure and the personnel. AEM did not take part in the tender and in 2007 the TAR dismissed its appeal, so AEM appealed to the Council of State (still pending).
The third matter concerns an arbitration arranged by AEM as the outgoing manager to have recognised its right to receive a fee, whatever the outcome of the ownership dispute or, if it is recognised as the owner, a rent. The Board of Arbitration suspended the procedure as it was of the opinion that the ownership question had to be decided first.

Investigation on gas measuring devices
There is a nationwide investigation pending at the Public Prosecutor's Office in Milan concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers.
The alleged crime is that of fraud, as well as other matters.
As things stand, as far as physical individuals are concerned, the preliminary investigations have been completed with the Public Prosecutor asking on October 7 for the persons concerned to be committed for trial.
As for the legal entities that are under investigation according to Legislative Decree 231/01, to date the proceedings are still pending at the preliminary stage.

A2A / Mr. Buzzi
Mr. Buzzi sued AEM SpA before the Milan Court (Investigating Judge, Mr. Consolandi - R.G. 42587/2003), with writ served on May 24, 2001.
Mr. Buzzi impugned before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorised the sale by AEM to e.Biscom S.p.A. of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed an issue of bonds.
AEM appeared at the hearing on November 19, 2003, filing a defence statement.
The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties's legal counsel exchanged statements in accordance with arts. 183.5 and 184 of the Code of Civil Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the assessment carried out at the time by Morgan Stanley on the valuation of Fastweb

and Metroweb for the purposes of the share exchange between e.Biscom and AEM and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 31, 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr. Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.

With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of he legal expenses.

Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal has been scheduled for December 9, 2008.

Attachments to the notes to the quarterly report

Attachment 1 - List of companies included in the consolidated financial statements
(thousands of euro)

Name	Registered office	Currency	Share capital	% group holding at 09/30/2008 (*)	Shares held %	Shareholder	Book value 09/30/2008	Valuation method
Scope of consolidation								
Aem Gas S.p.A.	Milan	Euro	572,000	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
Aem Elettricità S.p.A.	Milan	Euro	520,000	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
Asm Distribuzione Elettricità S.r.l.	Brescia	Euro	133,854	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
Asm Reti S.p.A.	Brescia	Euro	103,051	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
Aprica S.p.A.	Brescia	Euro	88,470	99.97%	99.97%	A2A S.p.A.		Line-by-line consolidation
AMSA S.p.A.	Milan	Euro	52,179	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
ASMEA S.r.l.	Brescia	Euro	22,497	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
BAS Power S.r.l.	Bergamo	Euro	21,000	100.00%	100.00%	Aprica S.p.A.		Line-by-line consolidation
BAS S.I.I. S.p.A.	Bergamo	Euro	17,166	99.98%	99.98%	A2A S.p.A.		Line-by-line consolidation
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
BAS - Omniservizi S.r.l.	Bergamo	Euro	6,460	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
BAS.COM S.p.A.	Bergamo	Euro	2,322	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
A2A Calore & Servizi S.r.l.	Milan	Euro	1,800	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
Selene S.p.A.	Brescia	Euro	1,549	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
ASM Energy S.r.l.	Brescia	Euro	1,000	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
Tidonenergie S.r.l.	Piacenza	Euro	500	100.00%	100.00%	ASMEA S.r.l.		Line-by-line consolidation
Aprica Studi S.r.l.	Brescia	Euro	275	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
AMSADUE S.r.l.	Milan	Euro	207	100.00%	100.00%	AMSA S.p.A.		Line-by-line consolidation
AMSATRE S.r.l.	Milan	Euro	207	100.00%	100.00%	AMSA S.p.A.		Line-by-line consolidation
Itradeplace S.p.A.	Brescia	Euro	180	100.00%	100.00%	Selene S.p.A.		Line-by-line consolidation
COGAS S.p.A. - Compagnia del Gas Altoatesina	Brescia	Euro	120	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
Aem Energia S.p.A.	Milan	Euro	104	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
RETRASM S.r.l.	Brescia	Euro	100	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
Aem Trading S.r.l.	Milan	Euro	99	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
BAS International S.r.l.	Bergamo	Euro	20	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
Asm Calore & Servizi S.r.l.	Brescia	Euro	10	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
A2A Coriance SAS	Noisy Le Grand (France)	Euro	32,562	98.08%	98.08%	A2A S.p.A.		Line-by-line consolidation
A2A Produzione S.r.l.	Brescia	Euro	10	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
A2A Alfa S.r.l.	Milan	Euro	10	100.00%	100.00%	Aem Trading S.r.l.		Line-by-line consolidation
A2A Beta S.r.l.	Milan	Euro	10	100.00%	100.00%	A2A Alfa S.r.l.		Line-by-line consolidation
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	126	97.76%	97.76%	A2A S.p.A.		Line-by-line consolidation
Ecodeco S.r.l. (1)	Milan	Euro	7,469	100.00%	94.00%	A2A S.p.A.		Line-by-line consolidation
ABRUZZOENERGIA S.p.A. (2)	San Salvo (CH)	Euro	130,000	94.99%	89.84%	A2A S.p.A.		Line-by-line consolidation
Retragas S.r.l.	Brescia	Euro	34,495	91.60%	91.60%	A2A S.p.A. (87.27%) Asm Reti S.p.A. (4.33%)		Line-by-line consolidation
Montichiariambiente S.p.A.	Brescia	Euro	1,500	80.00%	80.00%	Aprica S.p.A.		Line-by-line consolidation
Ostros Energia S.r.l.	Brescia	Euro	350	80.00%	80.00%	A2A S.p.A.		Line-by-line consolidation
Camuna Energia S.r.l.	Cedegolo (BS)	Euro	900	74.50%	74.50%	A2A S.p.A.		Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	70.00%	70.00%	A2A S.p.A.		Line-by-line consolidation
SEASM S.r.l.	Brescia	Euro	700	67.00%	67.00%	A2A S.p.A.		Line-by-line consolidation
Energen S.r.l.	Brescia	Euro	10	67.00%	67.00%	A2A S.p.A.		Line-by-line consolidation
Proaris S.r.l.	Milan	Euro	10	60.00%	60.00%	A2A S.p.A.		Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1,466,868	51.00%	51.00%	A2A S.p.A.		Line-by-line consolidation
Asm Servizi S.p.A.	Brescia	Euro	500	51.00%	51.00%	A2A S.p.A.		Line-by-line consolidation
Azienda Servizi Valtrompia S.p.A.	Gardone V.T. (BS)	Euro	6,000	48.86%	48.86%	A2A S.p.A. (48.48%) Asm Reti S.p.A. (0.38%)		Line-by-line consolidation
Ecofert S.r.l.	S. Gervasio Bresciano (BS)	Euro	1,808	47.00%	47.00%	A2A S.p.A.		Line-by-line consolidation
Reference should be made to attachment 3 for information on the investments in the Ecodeco Group								

(*) These percentages take account of the call and put options that can currently be exercised.
(1) The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by A2A S.p.A., which can be exercised up to the end of 2008 at the same conditions.
(2) An additional 5.15% interest in the share capital is subject to call and put options which can currently be exercised.
Note that AEM S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value € 50 each.

Attachment 2 - List of investments valued at equity

Name	Registered office	Currency	Share capital (*)	Shares held %	Shareholder	Book value at 09.30.2008	Valuation method
Investments valued at equity							
Transalpina di Energia S.r.l.	Milan	Euro	3,146,000	50.00%	Delmi S.p.A.	2,007,937	Equity method
Edipower S.p.A.	Milan	Euro	1,441,300	20.00%	A2A S.p.A.	411,884	Equity method
Trentino Servizi S.p.A.	Rovereto (TN)	Euro	224,790	14.48%	A2A S.p.A.	52,405	Equity method
Ergosud S.p.A.	Rome	Euro	81,448	50.00%	A2A S.p.A.	50,314	Equity method
A.G.A.M. S.p.A.	Monza (MB)	Euro	46,482	24.99%	A2A S.p.A.	18,198	Equity method
ACSM S.p.A.	Como	Euro	46,871	20.00%	A2A S.p.A.	22,400	Equity method
Metroweb S.p.A.	Milan	Euro	20,180	23.53%	A2A S.p.A.	9,152	Equity method
Malpensa Energia S.r.l.	Milan	Euro	5,200	49.00%	A2A S.p.A.	4,034	Equity method
Ergon Energia S.r.l.	Brescia	Euro	600	50.00%	A2A S.p.A.	1,613	Equity method
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	Euro	6,420	32.52%	A2A S.p.A.	2,762	Equity method
SET S.p.A.	Toscolano Maderno (BS)	Euro	104	49.00%	A2A S.p.A.	2,144	Equity method
e-Utile S.p.A.	Milan	Euro	1,000	49.00%	A2A S.p.A.	2,011	Equity method
Metamer S.r.l.	San Salvo (CH)	Euro	650	50.00%	A2A S.p.A.	1,455	Equity method
Ge.S.I. S.r.l.	Brescia	Euro	1,000	47.50%	A2A S.p.A.	1,058	Equity method
LumEnergia S.p.A.	Lumezzane (BS)	Euro	300	33.33%	ASMEA S.r.l.	979	Equity method
Coges S.p.A.	Bassano Bresciano (BS)	Euro	1,100	32.70%	Aprica S.p.A.	534	Equity method
Asm Novara S.p.A.	Brescia	Euro	1,000	50.00%	A2A S.p.A.	348	Equity method
C.B.B.O. S.p.A.	Ghedi (BS)	Euro	723	25.82%	Aprica S.p.A.	415	Equity method
Serio Energia S.r.l.	Concordia s/Secchia (MO)	Euro	1,000	40.00%	A2A S.p.A.	519	Equity method
Giudicarie Gas S.p.A.	Tione (TN)	Euro	1,060	39.55%	A2A S.p.A.	373	Equity method
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (BS)	Euro	1,194	23.88%	A2A S.p.A.	358	Equity method
Zincar S.r.l.	Milan	Euro	100	27.00%	A2A S.p.A.	58	Equity method
Utilia S.p.A.	Rimini	Euro	900	20.00%	Aem Service S.r.l.	163	Equity method
Visano Soc. Trattamento Reflui Scarl	Brescia	Euro	25	40.00%	A2A S.p.A.	10	Equity method
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000	35.00%	A2A S.p.A.	8	Equity method
Cte Mincio S.r.l.	Ponti s/Mincio (MN)	Euro	11	45.00%	A2A S.p.A.	9	Equity method
Bergamo Servizi S.r.l.	Sarnico (BG)	Euro	10	50.00%	Aprica S.p.A.	53	Equity method
C'è Gas S.r.l.	Cernusco s/Naviglio (MI)	Euro	10	40.74%	A2A S.p.A.	31	Equity method
Consolidation of the Ecodeco Group (1)						1,828	See attachment no. 3
Consolidation of the Coriance Group (2)						1,725	See attachment no. 4
Total investments						**2,594,778**	
Investments held for sale							
E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)	Rome	Euro	700,810	20.00%	A2A S.p.A.	**689,512**	IFRS 5

(*) Share capitals are expressed in thousands of euro.
(1) Reference should be made to attachment 3 for information on the investments of the Ecodeco Group.

Attachment 3 - List of companies included in the consolidated financial statements of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)	% group holding at 09/30/2008	Shares held %	Shareholder	Book value at 09/30/2008	Valuation method
Scope of consolidation								
Ecodeco S.r.l.	Milan	Euro	7,469					Line-by-line consolidation
Ecolombardia 18 S.r.l.	Milan	Euro	658	91.67%	91.67%	Ecodeco S.r.l.		Line-by-line consolidation
Ecolombardia 4 S.p.A.	Milan	Euro	17,727	68.56%	68.56%	Ecodeco S.r.l.		Line-by-line consolidation
Sicura S.r.l.	Milan	Euro	1,040	96.80%	96.80%	Fertilvita S.r.l.		Line-by-line consolidation
Fertilvita S.r.l.	Milan	Euro	3,752	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	Lst	250,002	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
Amica Biella S.r.l.	Cavaglià (BI)	Euro	75	100.00%	100.00%	Fertilvita S.r.l. (51%), Ecodeco S.r.l. (24%), Cavaglià S.p.A. (25%)		Line-by-line consolidation
Cavaglià S.p.A.	Milan	Euro	307	100.00%	100.00%	Fertilvita S.r.l.		Line-by-line consolidation
Vespia S.r.l.	Turin	Euro	10	98.90%	98.90%	Cavaglià S.p.A.		Line-by-line consolidation
A.S.R.A.B. S.p.A.	Biella	Euro	2,582	69.00%	69.00%	Cavaglià S.p.A.		Line-by-line consolidation
Amica Villafalletto S.r.l.	Cavaglià (BI)	Euro	75	100.00%	100.00%	Fertilvita S.r.l. (51%), Ecodeco S.r.l. (25%), Cavaglià S.p.A. (24%)		Line-by-line consolidation
CMT Ambiente S.r.l.	Milan	Euro	93	51.00%	51.00%	Cavaglià S.p.A.		Line-by-line consolidation
Nicosiambiente S.r.l.	Milan	Euro	50	98.90%	98.90%	Cavaglià S.p.A. (96.90%), Ecodeco S.r.l. (2%)		Line-by-line consolidation
Ecoair S.r.l.	Milan	Euro	10	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
Investments in company valued at equity								
SED S.r.l.	Robassomero (TO)	Euro	1,250		50.00%	Ecodeco S.r.l.	1,194	Equity method
Bergamo Pulita S.r.l.	Bergamo	Euro	10		50.00%	Ecodeco S.r.l.	362	Equity method
Tecnoacque Cusio S.p.A.	Omegna (VB)	Euro	206		25.00%	Cavaglià S.p.A.	261	Equity method
Biotecnica S.r.l. (in liquidation)	Varese	Euro	10		50.00%	Ecodeco S.r.l.	11	Equity method
Bellisolina S.r.l.	Montanaso Lombardo (LO)	Euro	52		50.00%		-	Equity method
Total investments							1,828	

(*) Share capitals are expressed in thousands of euro.

The share capital of System Ecodeco UK is in sterling.

Attachment 4 - List of companies included in the consolidated financial statements of the Coriance Group

Name (thousands of euro)	Registered office	Currency	Share capital	% group holding at 09/30/2008	Shares held %	Shareholder	Book value at 09/30/2008	Valuation method
Scope of consolidation								
CORIANCE	NOISY LE GRAND - France	EURO	5,407	100.00%	100.00%	A2A Coriance		Line-by-line consolidation
A.E.S.	NOISY LE GRAND - France	EURO	40	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
GRESIL3	NOISY LE GRAND - France	EURO	n.d.	99.00%	99.00%	CORIANCE Sas		Line-by-line consolidation
A.B.E.S.	NOISY LE GRAND - France	EURO	40	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
ENERGIE MEAUX	NOISY LE GRAND - France	EURO	3,050	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
M.E.S.	NOISY LE GRAND - France	EURO	40	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
S.T.V.L.B.G.	NOISY LE GRAND - France	EURO	150	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
B.M.E.S.	NOISY LE GRAND - France	EURO	40	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
CHELLES CHALEUR	NOISY LE GRAND - France	EURO	369	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
D.E.S.	NOISY LE GRAND - France	EURO	200	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
ENERIANCE	NOISY LE GRAND - France	EURO	150	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
R.E.S.	NOISY LE GRAND - France	EURO	38	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
S.T.L.D.	NOISY LE GRAND - France	EURO	40	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
SOFREDITH	NOISY LE GRAND - France	EURO	229	51.00%	51.00%	CORIANCE Sas		Line-by-line consolidation
Investments valued at equity								
GENNEDITH	NANTERRE - France	EURO	85	26.45%	26.45%	CORIANCE Sas	401	Equity method
STSP	SALON DE PROVENCE - France	EURO	39	49.80%	49.80%	CORIANCE Sas	867	Equity method
SESAS	NOISY LE GRAND - France	EURO	153	50.00%	50.00%	CORIANCE Sas	457	Equity method
							1,725	

Attachment 5 - List of financial assets available for sale			
(figures are expressed in thousands of euro)			
Name	Shares held	Shareholder	Book value at 09.30.2008
	%		
Financial assets available for sale (AFS)			
Atel Holding AG	6.44%	A2A S.p.A.	509,280
Infracom S.p.A.	1.57%	A2A S.p.A.	7,068
S.p.A. Immobiliare-Fiera di Brescia	9.44%	A2A S.p.A.	5,448
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
S.p.A. Autostrade Centropadane	1.63%	A2A S.p.A.	1,386
E.M.I.T. S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Other:			
Consorzio DIX.IT (in liquidation)			
Brescia Mobilità S.p.A.			
Secoval S.r.l.			
Hear S.p.A.			
Bergamo Energia S.p.A.			
AQM S.r.l.			
CESI S.p.A.			
Isfor 2000 S.c.p.a.			
INN.TEC. S.r.l.			
Brixia Expo-Fiera di Brescia S.p.A.			
Emittenti Titoli S.p.A.			
Livo S.r.l.			
Stradivaria S.p.A.			
Alesa S.r.l.			
Liro S.r.l.			
Fusio S.r.l.			
Consorzio Milanosistema (in liquidation)			
S.I.T. S.p.A.			
Morina S.r.l.			
ANCCP S.r.l.			
Consorzio L.E.A.P.			
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
Soc.di Progetto Brebemi S.p.A.			
Tirreno Ambiente S.p.A.			
Consorzio Polieco			
Consorzio Italiano Compostatori			
Guglionesi Ambiente S.c.a.r.l.			
Cavaglià Sud S.r.l. (in liquidation)			
AvioValtellina S.p.A.			
A.C.B. Servizi S.r.l.			
Cramer Scrl			
Consorzio Intellimech			
CO.GE.R. 2004 S.p.A. (in liquidation)			
Gal Garda Valsabbia S.c.a.r.l.			
Presidio Ambiente S.r.l. (in liquidation)			
Old River Ranch S.c.a.r.l. (in liquidation)			
Total other			**8,895**
Total financial assets available for sale			**536,682**

Analysis of the main sectors of activity

RESULTS SECTOR BY SECTOR

The business sectors in which the A2A Group operates are represented by the following "sectors":

Energy Sector
This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimisation andtrading on domestic and foreign markets.

Heat and Services Sector
This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment Sector
This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of refuse incinerators or biogas plants.

Networks Sector
This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification).

Other Services and Corporate Sector
Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other Services consist of activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries.

Electricity

The demand for electricity in Italy during the first nine months of 2008 came to 225.8 TWh, 0.8% higher than the same period last year. Load coverage was guaranteed 88.5% by domestic production with the remaining 11.5% being covered by imports.

The national power generation came 81.63% from thermoelectric sources, 14.47% from hydroelectric sources and 3.9% from geothermal and wind power sources.
Compared with the same period last year, hydroelectric output went up by 12.5%. There was also a 1.3% rise in output from thermoelectric sources, (+1.3%), in geothermal production (+1.1%) and in wind power (+80.8%).
Overall national output grew (+3.7%) compared with a decline in the foreign balance (-18%).

Natural gas

In first nine months of 2008, consumption of natural gas reached 61.28 billion cubic metres, 4.8% up on the same period of 2007.
Demand increased by 8.9% in January, by 16% in February, by 5.4% in March and by 20.1% in April compared with the same months in 2007.
On the other hand, there was a reduction of 6% in May and one of 3.1% in June.
Consumption fell in the third quarter by 4.1 % in July and 4.7% in August, whereas September saw a slight increase of 0.8%.

ENERGY SECTOR

The Energy Sector includes the following activities:

Electricity generation: power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 3.4 GW[1];

Energy Management: the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;

Sale of electricity and gas: marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".

In addition to the activities carried on directly by A2A S.p.A., the Energy Sector also includes the following companies:



ENERGY
Thermoelectric & hydroelectric power plants
Energy Management
Sale of electricity & gas

COMPANIES OF THE A2A GROUP	
- Abruzzo-energia	- BAS-Omniservizi
- Aem Energia	- COGAS
- Aem Trading	- Energen
- Asm Energy	- Ostros Energia
- Asmea*	- Plurigas

* Controls 100% of Tidonenergia

[1] It includes 20% of Edipower's plants. It excludes the thermoelectric plant at Gissi.

Recent regulatory changes in the power sector

Production

The Budget Law for 2008 contains certain provisions to reform the national regulations on renewables. In particular:

- for certain types of plants (those that started up between April 1, 1999 and December 31, 2007) fuelled by renewables, a 15-year extension has been granted for the right to issue Green Certificates (plants with power of more than 1 MW) or the possibility to receive in lieu of that type of incentive a tariff fixed by the Authority for the same period of time (plants with power of less than 1 MW);
- for the period 2007-2012 the minimum quota of electricity produced by plants fuelled by renewables which has to be injected into the national power system the following year, in accordance with Decree 79/99 and subsequent amendments (set at 2% by the Bersani Decree, and then increased by 0.35% per year by Decree 387/03 for the years from 2004 to 2006) has been increased by a further 0.75 percentage points per year. The Minister for Economic Development will issue decrees to establish how this quota is to be increased each year after 2012;
- the law redefines the size of each green certificate (1 MWh);
- the law redefines the market price of the green certificates issued by GSE (equal to the difference between 180 euro/MWh and the average annual value of the selling price of electricity as defined by the Authority during the previous year).

With resolution ARG/elt no. 24/08, the Authority determined the criteria for defining the average annual value of the selling price of electricity for the purpose of quantifying the market price of green certificates and quantified the average market price for 2008 (67.12 €/MWh).

By decree on December 21, 2007 the Ministry for Economic Development, together with the Environment Ministry, approved the procedures for the qualification of plants fuelled by renewable sources and hydrogen plants, fuel cells and cogeneration plants combined with district heating for the purpose of issuing green certificates. It was the Marzano Law (art.1.71) that introduced the right to green certificates for such types of plant. Issuing certificates was partially regulated by the Decree of October 24, 2005, which also established that it was up to GRTN (now GSE) to issue these procedures. As a result of this decree:

- the request for recognition of Green Certificates for the Tecnocity plant was reiterated in March 2008 (having previously been presented in 2005 and rejected as the qualification procedures had not yet been issued). The outcome of this appeal is expected soon;
- the application for recognition of Green Certificates for the Sesto San Giovanni plant is currently being prepared.

With resolution 307/07 the Authority confirmed the validity of the reference parameters for the recognition of the combined production of electricity and heat by cogeneration, currently in effect pursuant to art. 3.1 of Authority resolution no. 42/02, for the period from January 1, 2008 to December 31, 2009.

On the other hand, with resolution ARG/elt no. 109/08, the Authority revised for 2008 the minimum prices guaranteed by resolution 280/07 for energy produced by hydroelectric plants with an average annual nominal power of up to 1 MW.
The guaranteed minimum prices foreseen by paragraph 7.5 of resolution 280/07 will continue to be applied for the entire year for plants with a nominal power of less than 1 MW fed by renewable sources other than the water used by hydroelectric schemes.
The Authority could make further price revisions for the years after 2008 with later provisions.

Dispatching

Following the DPR of April 13, 2007, accepting Edison Trading SpA's appeal against AEEG's instructions regarding the application of the fee for the allocation of rights to use transport capacity (CCT) to those that sell energy under bilateral contracts, with resolution ARG/elt 53/08 the Authority amended Attachment A to resolution 48/04 on dispatching.

The amendment provides for the application of the maximum limit of the average CCT charge incurred by operators using bilateral contracts for the entire period from April 1, 2004 to December 31, 2004 (and not only from August 1 of that year).
Calculations based on these changes will therefore be made to pay the operators entitled to this compensation, to which the companies of the A2A Group will also benefit.

With resolution ARG/elt no. 97/08, the Authority adopted urgent measures for the dispatching service. It also initiated the process for changing resolution no. 111/06, with a view to lowering the charges for the dispatching service, which have reached the one of the highest levels ever recorded.
In particular, this measure:

- established that Terna had to take action by July 31, 2008 to include in the list of essential units for the safety of the power system all of the approved units connected to the electricity network in Sicily and Sardinia;
- laid down that by the same deadline (subsequently extended to September 30, 2008 by resolution ARG/elt no. 106/08) Terna had to check the existence of other situations in the country that might need similar interventions, informing the Authority of any such matters.

This is meant to reduce the uplift fee compared with the amount that is expected.

With resolution ARG/elt no. 105/08 the Authority laid down for 2008 the conditions for the remuneration of production capacity availability in order to achieve and maintain an adequate supply of electricity for the national power system, so as to cover demand with the necessary reserve margins to cope with any unexpected fluctuations.

This means that the transitional method of remuneration of production capacity availability applied from March 1, 2004 based on Section 4 of resolution 48/04 is continuing, though it will come to an end when the new system is up and running.

The methods of remuneration of production capacity for 2008 take into consideration the changed conditions of availability of production capacity, which have created a surplus in recent years, adjusting the CAP1 fee according to the bands shown in the table published by Terna for 2007, based on the hourly bands adopted by AEEG with resolution 181/06 and updated solely for calendar adjustments.

Emissions trading

In accordance with EU Directive 2003/87/CE, from January 1, 2005 the operators of plant that involves CO_2 emissions has to have an authorisation from the competent national authority. Each plant is assigned emission rights free of charge. Each year, a plant has to have available a number of emission rights (quotas) to cover the emissions that it has released into the atmosphere, buying them if necessary, should the free assignments not be sufficient. On the other hand, if the plant has emitted a quantity of CO_2 that is lower than the rights that it has available free of charge, it can sell the surplus quotas.

On May 15, 2007, the European Commission accepted Italy's National Plan for Phase II of the European Emissions Trading System (2008-2012), on condition that changes are made to it, including a reduction in the total quantity of emission quotas proposed. The authorised annual assignment of emission quotas amounts to 195.8 million tonnes of CO_2, 6.3% less than what Italy proposed, whereas the use of so-called "flexible mechanisms" (CERs-ERUs) will not be able to exceed 14.99% of the quantity assigned (from 20% proposed).

On March 4, 2008 the Environment Ministry presented the latest version of the National Allocation Plan (NAP) for greenhouse gas emissions according to the second phase of the European Emissions Trading scheme for the period 2008-2012. The European Commission will now have to go ahead with its evaluation to verify whether there is compliance with the obligations of the Kyoto Protocol and with the guidelines laid down by the European Union.

Provisions concerning CIP 6 energy

At the end of December, the Budget Law 2008 assigned to the Authority, with retroactive effect from January 1, 2007, full powers to define the CEC (Fuel Cost Saving). Reference to the market prices for natural gas already adopted by the Authority under resolution 249/06 (which established the value of the CEC component for 2007) therefore seems to be admissible. This resolution had been impugned by the operators, but the Council of State rejected the appeal on January 22, 2008.

With reference to the provisions contained in the Budget Law 2007 regarding the assignment of CIP 6 incentives to the plants fed by sources similar to renewables, the Budget Law 2008 also laid down that such funding should be granted only to plants built and operating prior to the date that the law came into effect.

With resolution ARG/elt 49/08 the Authority determined the amount of the equalisation for 2007 of the conventional average fuel price of the CEC component (relating to the avoided fuel cost) of the withdrawal price granted to owners of power plants that come under CIP 6/92.
The Authority also established the amount of the CEC component to be paid on account for 2008: the same amount as the equalisation for 2007.
The 2007 equalisation of the conventional average fuel price to be included in the CEC component was set at 26.20 c€/m^3.
In resolution ARG/elt 77/08, the Authority defines the criteria for granting plant owners that sell electricity under CIP 6/92 the costs resulting from application of the emissions trading rules (for the purchase of CO_2 emission certificates).

With resolution ARG/elt 80/08, the Authority amended and integrated the provisions of resolution 113/06 granting owners of plants under CIP 6/92 the costs deriving from application of article 11 of Decree 79/99 on Green Certificates, reimbursing these plants for such costs for the entire period of the related sale agreements, and not just for the first eight years of them.

With resolution ARG/elt no. 154/08, the Authority confirmed for 2008 the methods of calculating the CEC foreseen for 2007 in resolution 249/06, but modifying the method of determining the conventional average fuel price on which the CEC depends, so as to take account of the characteristics of gas supplies for thermoelectric users.
Considering the way that it breaks down the average fuel price into various elements, the Authority revised:

- the method of determining the conventional element for the value of natural gas;
- the method of determining the element relating to the transport of natural gas, which will be calculated taking into consideration the effects on the capacity used deriving from the variability of weather conditions and the calorific power of natural gas.

The element of the fuel cost saving relating to the transport of natural gas for 2008 will be determined by the Authority by December 5, 2008.

Provisions concerning imports

With resolution 329/07, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2008. In accordance with this provision, following the auctions held by the Network Managers of various countries, including Terna, AEM Trading was assigned electricity import and export capacity on various borders.

Provisions concerning sales to the Single Buyer of energy destined for the captive market and the assignment of CCC

On January 3, 2008, the Single Buyer organised an initial auction for the selection of counterparties in *Base Load* two-way differential contracts at index-linked prices for the year 2008 to hedge the risk of volatility in the price of electricity (Single Nationwide Price).
On January 30, 2008, the Single Buyer organised a second auction for the selection of counterparties in Baseload and Peakload two-way differential contracts index-linked to the price of Brent, for the months between February 2008 and December 2008, also to hedge the risk of volatility in the price of electricity (Single Nationwide Price).
At the auction held on January 30, AEM Trading was assigned capacity:

- of 30 MW base load for the months of February, March, May, July, September, October, November and December 2008;
- of 30 MW peak load for the months of February, March, July, September, October, November and December 2008 and of 10 MW peak load for May and June 2008.

The Single Buyer also organised auctions on September 19, 2007, December 12 and 20, 2007, for the allocation:

- of bilateral contracts for the purchase of electricity for the years 2008, 2009 and 2010 - Base Load at a Fixed Price with a Brent Index Option and a Withdrawal Option;
- of physical bilateral contracts for the purchase of electricity for the years 2008, 2009 and 2010 - Base Load 500 MW at a Fixed Price;
- long-term contracts for the years 2008, 2009 and 2010, for 1000 MW per year.

AEM Trading was assigned 62 MW at the auction held on December 12, 2007 and 10 MW at the one on December 20, 2007. ASM SpA was assigned 10 MW at the auction held on September 19, 2007 and 40 MW at the one on December 12, 2007.

At the auctions organised by the Single Buyer for the importation of electricity for the protected market, AEM Trading was assigned a total of 73 MW *base load* for the months of May, June, October and November 2008.

As regards the base load and peak load CCC allocations (to hedge against the risk of volatility in the fee for allocation of transport capacity) for 2008, AEM Trading was assigned base load and peak load for periods of one month and six months.

Provisions concerning deregulation of the electricity market: sales to customers eligible for higher protection and safeguarding

Directive 2003/54/CE requires Member States to adopt suitable measures to leave domestic electricity market customers free to choose their own supplier from July 1, 2007.
On June 18, 2007 the Council of Ministers launched Decree Law 73 (converted into law 125 of August 23, 2007) in order to define urgent measures for the implementation of the EC instructions on the liberalisation of energy markets.

This decree provides for the creation of separate companies for power distribution and sales for those companies that at June 30, 2007 were still handling both distribution and sales on an integrated basis. AEM Elettricità SpA therefore took steps to transfer to AEM Energia SpA the business relating to the sale of electricity to customers eligible for higher protection.

With resolution 349/07, the Authority established selling prices for the sale of electricity (PCV) as part of the higher protection service and operators' remuneration, with effect from January 1, 2008.

The AEEG envisaged the application to all customers eligible for higher protection of a fee to cover the sales and marketing costs involved in the selling activity, set at a level in line with the costs incurred by an operator selling on the free market.
Operators providing this higher protection service have the right to remuneration (RCV) that varies according to whether they operate through companies that are separate from the distribution company.

With resolution ARG/elt 25/08, a compensation mechanism was defined to adjust for situations of imbalance between the revenues that can be achieved by applying the RCV tariff component and the costs to be recognised, such as to generate a difference between costs and revenues of more than 5% in absolute terms.

With resolution ARG/elt 18/08, the Authority also defined equalisation mechanisms for the costs involved in procuring electricity for the higher protection service and equalisation mechanisms between the Single Buyer and the higher protection operators.
In particular, equalisation mechanisms are regulated for:

- higher protection operators to cover the costs involved in procuring electricity for their customers (from July 1, 2007);
- distribution companies to cover the costs involved in procuring electricity for customers of the captive market in the first half of 2007.

Other measures

Decree Law 112 of June 25, 2008, entitled "Urgent measures for economic development, simplification, competition, stabilisation of public finances and tax redistribution", converted with amendments by Law 133 of August 6, 2008, in art. 81 provides for a higher income tax rate to be paid by energy industry operators with certain characteristics.
The same Decree Law 112/2008 also imposed a ban on passing on the burden of this higher tax charge to selling prices and established that the Authority was to act as a watchdog to ensure full compliance with the ban. How this supervision is to be implemented is currently being decided by the Authority.

Recent regulatory changes in the natural gas sector

Wholesale

On August 30, 2007 the Ministry for Economic Development signed a decree that requires gas importers from November 5, 2007 to use the entire inward transport capacity assigned to them, with a view to maximising the availability of gas in preparation for the coming winter 2007-2008. As already foreseen in 2006, the decree lays down that any failures to use the available capacity are considered equivalent to unauthorised withdrawals from strategic stocks, subject to a fee that the Authority established with resolution no. 297/07 for the period 2007-2008. The resolution also suspends application of the penalties for injecting more gas than foreseen into the storage facilities. The obligation to maximise transport capacity was revoked on March 11, 2008.

Retail

With resolution 347/07, the Authority revised the make-up of the QVD component that is designed to cover the costs of selling natural gas on the retail market, providing for:

- the introduction of a fixed fee, as well as a variable portion;
- elimination of the right to increase the fees paid by customers with consumption of up to 20 GJ per year.

Overall revenues from the new make-up are more or less the same as before.

With resolution ARG/gas no. 89/08, the Authority defined the interventions following the process of renegotiating wholesale natural gas purchase and sale contracts in accordance with the Authority's resolution no. 79/07.
In fact, the Authority lays down the methods by which gas selling companies are to calculate the equalisation balances due by end-customers so as to ensure application of the supply conditions as redetermined and updated in accordance with resolution no. 79/07 and to permit the recovery of so-called "pro-renegotiation charges" by retailers.
In fact, with resolution no. 79/07, the Authority had imposed on natural gas wholesalers to offer their customers that were counterparties in purchase and sale contracts concluded after January 1, 2005 and still in force during the period January 1, 2006 – June 30, 2006, new economic conditions for an amount equal to or less than the one resulting from the recalculation of the CCI (wholesale commercialisation cost) with recognition of the charges incurred for this purpose (i.e. the "pro-renegotiation charges"), for an amount equal to the result of multiplying the volumes consumed by end-customers as per resolution no. 138/03 by 50% of the difference that came from the wholesalers applying the values calculated in accordance with resolution no. 195/02 during the period 1 January, 2006 – June 30, 2006.
The equalisations foreseen by resolution ARG/gas no. 89/08 therefore recognised that gas sellers should receive the amounts incurred for these "pro-renegotiation charges".

Other measures

Decree Law 112 of June 25, 2008, entitled "Urgent measures for economic development, simplification, competition, stabilisation of public finances and tax redistribution", converted with amendments by Law 133 of August 6, 2008, in art. 81 provides for a higher income tax rate to be paid by energy industry operators with certain characteristics.
The same Decree Law 112/2008 also imposed a ban on passing on the burden of this higher tax charge to selling prices and established that the Authority was to act as a watchdog to ensure full compliance with the ban. How this supervision is to be implemented is currently being decided by the Authority.

Resolution VIS no. 79/08 brought to an end the AEEG's investigation of Tidonenergie S.r.l. regarding the application of M coefficients (which reflect geographical position and climate) in certain localities not in compliance with those established by the AEEG. The Authority found no proof of the infringement and decided that there were no grounds for applying fines or other sanctions.
The Authority also announced that the conduct of ASMEA S.r.l. was not such as to constitute a violation of resolution no. 300/07, so no sanctions were to be adopted.

Quantitative data - electricity sector

Key quantitative data relating to the energy sector are summarised below.

As mentioned previously, the results for the first nine months of 2008 are not comparable with those of the same period in 2007 because of the change in the scope of consolidation. The 2007 figures therefore relate only to the AEM Group, restated on the basis of the new definitions of the Group's business sectors ("sectors") and the changes in consolidation policies adopted by A2A.

3rd Qtr. 08	*3rd Qtr. 07*	*GWh*	*09.30.08*	*09.30.07*
		SOURCES		
2,887	**2,505**	**Net production**	**8,731**	**7,165**
2,088	1,944	-thermoelectric production	6,851	5,709
799	561	-hydroelectric production	1,880	1,456
5,336	**3,400**	**Purchases**	**16,936**	**8,929**
942	916	-Single Buyer	2,999	2,985
2,385	1,761	-Power Exchange	7,619	3,422
1,347	675	-foreign markets	4,161	2,293
662	48	-other purchases	2,157	229
8,223	**5,905**	**TOTAL SOURCES**	**25,667**	**16,094**
		USES		
942	802	Protected market sales	2,999	2,871
3,082	2,231	Sales to eligible customers and wholesalers	9,694	6,292
3,226	2,425	Sales on the Stock Exchange	10,118	5,661
973	447	Sales on foreign markets	2,856	1,270
8,223	**5,905**	**TOTAL USES**	**25,667**	**16,094**

Note:
The sales figures are shown gross of any losses.

Quantitative data - gas sector

3rd Qtr. 08	*3rd Qtr. 07*	*(millions of m3)*	*09.30.08*	*09.30.07*
		SOURCES		
949		Procurement	3,867	
(183)		Stock variance	(170)	
(11)		Internal consumption/GNC	(19)	
755		**TOTAL SOURCES**	**3,678**	
		USES		
168	64	End-customers	1,265	599
361	327	Thermoelectric	1,224	943
4	2	Heat	33	21
222	10	Wholesalers	1,156	36
755	**403**	**TOTAL USES**	**3,678**	**1,599**

Note:
- In 2008, following the line-by-line consolidation of Plurigas, quantities are shown in terms of standard cubic metres with an equivalent Gross Calorific Value (GCV) of 38100 MJ on redelivery.

Income statement figures

ENERGY			ENERGY	
		Millions of euro	*01.01.08*	*01.01.07*
3rd Qtr. 08	*3rd Qtr. 07*		*09.30.08*	*09.30.07*
	Restated			Restated
1,056	558	Revenues from sales and services	3,441	1,628
112	85	Gross profit from operations	338	218
10.6%	*15.2%*	*% of Revenues from sales*	*9.8%*	*13.4%*
(24)	(11)	Depreciation, amortisation and provisions	(76)	(32)
88	74	Net profit from operations	262	186
8.3%	*13.3%*	*% of Revenues from sales*	*7.6%*	*11.4%*
27	5	Capital expenditure	49	15

In the first nine months of the year, the Energy Sector made revenues of 3,441 million euro with a gross profit from operations of 338 million euro. Even though the figures are not directly comparable with 2007, it is worth mentioning that the result for the period has been positively affected not only by inclusion of the ASM Group's energy sector in the scope of consolidation, but also by the higher rainfall recorded in 2008 compared with 2007, which more than offset the technical stoppages at the No. 1 and 2 Units of the Premadio hydroelectric power station and the No. 1 and 2 Units at the Cassano d'Adda thermoelectric plant, not to mention the benefit deriving from optimisation of the Group's energy portfolio.

As a result of combining AEM and ASM, A2A now has an efficient production mix with a total installed capacity of 3.4 GW, of which 2.5 thermoelectric and 0.9 hydroelectric, a portfolio of gas contracts for a total of 5 Bm3 on an annual basis and an electricity intermediation capacity of 28 TWh/year.

With the recent completion of the combined-cycle thermoelectric plant at Gissi, the sector's production capacity has grown considerably, going from 3.4 GW to 4.2 GW, of which 3.3 thermoelectric and 0.9 hydroelectric.

Capital expenditure during the period amounted to 49 million euro, mainly involving construction works for the thermoelectric plant at Gissi (37 million euro), construction works for the hydroelectric power station at Sernio (2 million euro), as well as extraordinary maintenance of the No. 1 and 2 Units of the Premadio hydroelectric power station (1 million euro).

HEAT AND SERVICES SECTOR

The Heat and Services Sector includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat management and facility management services. The following is a short description of these activities:

Cogeneration and District Heating: these involve the production, distribution and sale of heat in the cities of Milan, Brescia and Bergamo, as well as certain neighbouring towns, the production and sale of electricity, and the operation and maintenance of the cogeneration plants and district heating networks;

Heat and other services: management of heating plants owned by third parties and facility management.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Heat and Services Sector also includes the following companies:



HEAT & SERVICES
Cogeneration plants
District heating networks
Sale of heat & other services
COMPANIES OF THE A2A GROUP
- A2A Calore & Servizi
- Gruppo Coriance
- Proaris
- Asm Calore e Servizi
- ASM Servizi

Key quantitative and economic data of the sector are reported below.

Quantitative data

3rd Qtr. 08	*3rd Qtr. 07*	*Gwht*	*09.30.08*	*09.30.07*
		SOURCES		
27	**5**	**Plants:**	**563**	**118**
2	0	- Lamarmora	350	
0	0	- Famagosta	78	66
6	3	- Tecnocity	46	32
19	2	- Other plants	89	20
48	**2**	**Purchases from:**	**522**	**114**
2	1	. Third parties	94	72
46	1	. from other sectors	428	42
75	**7**	**TOTAL SOURCES**	**1,085**	**232**
		USES		
75	7	Sales to end-customers	1,085	232
75	**7**	**TOTAL USES**	**1,085**	**232**

Note:
- These figures only refer to district heating. They do not include sales of heat.
- These include the quantities of heat purchased from the Environment Sector.

Income statement figures

HEAT		Millions of euro	HEAT	
3rd Qtr. 08	*3rd Qtr. 07 Restated*		*01.01.08 09.30.08*	*01.01.07 09.30.07*
27	8	Revenues from sales and services	152	51
(7)	(2)	Gross profit from operations	27	3
-25.9%	*-25.0%*	*% of Revenues from sales*	*17.8%*	*5.9%*
(5)	(1)	Depreciation, amortisation and provisions	(18)	(4)
(12)	(3)	Net profit from operations	9	(1)
-44.4%	*-37.5%*	*% of Revenues from sales*	*5.9%*	*-2.0%*
15	7	Capital expenditure (*)	43	20

(*) not including the acquisition of the Coriance Group

In the first nine months of 2008, A2A's Heat and Services Sector had revenues of 152 million euro and a gross profit from operations of 27 million euro. However, this result is not comparable with last year's because of the inclusion of the ASM Group's Heat Sector.

A2A has a plant pool with a total installed thermal capacity of 800 MWt and an installed electricity capacity of 180 MWe. It benefits from the heat produced by the three waste incinerators in Brescia, Milan and Bergamo (which form part of the Environment Sector).
The main production plants are: Lamarmora and Centrale Nord in Brescia, Tecnocity and Famagosta in Milan, Goltara in Bergamo.

Following the acquisition of the Coriance Group in July 2008, the sector's production capacity has gone up from 800 MWt to 1,470 MWt, while its total installed power station now comes to 260 MWe.

It has an extensive district heating network in Brescia, Bergamo and Milan for a total of 710 km and provides district heating services to around 17,000 end-customers with volumes of heat sold totalling 1.5 TWh per year.

Capital expenditure during the period, 43 million euro, mainly involved development of the district heating networks in the districts of Milan (10 million euro), Brescia and Bergamo (11 million euro), ongoing works on the Canavese (MI) plant (14 million euro), completion of the Goltara (BG) plant (2 million euro) and extraordinary maintenance on Brescia's Nord power plant (2 million euro).

ENVIRONMENT SECTOR

The Environment Sector includes the activities relating to the entire waste management cycle. These activities are briefly described below:

Collection and street sweeping: cleaning streets and collecting refuse for transport to its final destination;

Treatment: an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for recycling, incineration and energy recovery or disposal in a refuse dump;

Disposal: this involves the final disposal of urban and special wastes in combustion plants or landfills, where possible recovering energy through incineration or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Sector also includes the following companies:


ENVIRONMENT
Waste collection & street sweeping
Waste treatment
Waste disposal & energy recovery

COMPANIES OF THE A2A GROUP

- Ecodeco Group
- Amsa Group
- Aprica*
- Montichiariambiente
- Ecofert

* Controls 100% of Bas Power

Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector. The new legislation (also known as the Environment Consolidation Act), has in fact revised all of the national rules on the environment, expressly abrogating the Ronchi Decree (Decree 22 of February 5, 1997) as regards the regulation of waste.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

As a result, on September 13, 2007 the Council of Ministers approved at first reading the text of a new, single legislative decree containing amendments to the Consolidation Act, which also included the previous amendments-in-progress. The procedure for the definitive approval of the "Unified Amendment" ended with the publication of Decree 4 of January 16, 2008, which became effective on February 13, 2008. The changes introduced by the Unified Amendment relating to Part Four (Waste) of the Consolidation Act mainly concern:

- reformulation of the concept of by-product (materials deriving from a process that is not designed to produce them directly) by introducing more restrictive conditions that such by-products have to comply with to be removed from the rules governing waste products;
- the regulation of secondary raw materials (materials, substances or products deriving from the re-use, recycling or recovery of waste), introducing more restrictive requisites that such materials have to comply with to be removed from the rules governing waste products;
- a change in the timing allowed for the temporary deposit of dangerous wastes (from two to three months) in the place where they were produced;
- obligatory use of the MUD (*Modello Unico di Dichiarazione ambientale* - a single form for making environmental declarations) for producers of special but non-dangerous waste deriving from certain activities, including industrial and artisanal processing, waste recovery and disposal, the sludge produced during the purification of drinking water and other types of water treatment and during of waste water purification and fume reduction;
- particular rules for the obligatory authentication of the loading and unloading registers;
- abrogation of the rules that required ferrous and non-ferrous scrap from steelworking and metallurgy to follow the regulations governing secondary raw materials;
- elimination (art. 205.2) of the organic waste portion separated after collection from the calculation of the percentage of differentiated refuse collection.

Other waste legislation

In implementation of EC Directive 1999/31/CE on waste landfills, Decree 36 of January 13, 2003 (to which art. 182.7 of Decree 152/06 makes specific reference) identifies specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of landfills into three categories: landfills for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits.
Art. 1.166, of the Budget Law 2008 extended to December 31, 2008 the deadline for being able to dump the types of waste listed in Decree 36/2003.
Landfills for inert refuse and specialist dumps for asbestos cement are still excluded from the benefit of this extension.

With reference to the use of biological sludge and compost in agriculture, Directive 91/676 (the "Nitrates Directive") limits the maximum load of organic nitrate distributable in agriculture and this was introduced into Italian law by Decree 152/06.
Articles 92 and 112 of Decree 152/06 delegate to the Regions the task of regulating the use in agriculture of the effluents from animal husbandry, as well as that of preparing obligatory plans of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates.
The action plans also identify the periods when it is prohibited to spread any kind of fertiliser on fields. With DGR no. 5215 of August 2, 2007, the Lombardy Region adopted "the integration with changes to the plan of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates in vulnerable areas". Art.19 of this DGR established that the agricultural use of biological

sludge during the period from November 1 to February 28 of each year should depend on the weather and detailed instructions issued day by day by the Region through suitable farming weather bulletins.

By decree on April 8, 2008, the Environment Ministry adopted regulations for collection centres for urban waste collected on a differentiated basis, as foreseen in art. 183.1.c) of Decree 152 of April 3, 2006, and subsequent amendments. The resolution of the National Committee of the Register of Environmental Operators of July 29, 2008 entitled "Criteria and requisites for enrolment in the Register in category 1 for the management of refuse collection centres as per Decree of the Environment Minister of April 8, 2008, implementing art. 183.1.c) of Legislative Decree 152/2006 and subsequent amendments" was published in the Official Gazette no. 206 of September 2, 2008.

April 30, 2008 was the deadline for presentation of the MUD to local chambers of commerce.
All Group companies presented a MUD on a timely basis with all of the information regarding the quantities and characteristics of the waste produced, treated, transported or disposed of during 2007.

Key quantitative and economic data of the sector are reported below.
The figures show for 2007 only refer to the Ecodeco Group.

Quantitative data

3rd Qtr. 08	*3rd Qtr. 07*		*09.30.08*	*09.30.07*
357.0	0.0	Waste collected (kton)	863	
699.0	237.0	Waste disposed of (kton.)	2,142	698
279.0	43.0	Electricity sold (GWh)	871	132
48.0		Heat sold (GWht)	422	

Income statement figures

ENVIRONMENT			ENVIRONMENT	
		Millions of euro	*01.01.08*	*01.01.07*
3rd Qtr. 08	*3rd Qtr. 07*		*09.30.08*	*09.30.07*
	Restated			Restated
223	34	Revenues from sales and services	588	109
83	15	Gross profit from operations	251	48
37.2%	*44.1%*	*% of Revenues from sales*	*42.7%*	*44.0%*
(22)	(8)	Depreciation, amortisation and provisions	(69)	(24)
61	7	Net profit from operations	182	24
27.4%	*20.6%*	*% of Revenues from sales*	*31.0%*	*22.0%*
12	5	Capital expenditure	32	8

During the first nine months of 2008, the Environment Sector had revenues of 588 million euro and a gross profit from operations of 251 million euro.

After absorbing ASM and AMSA, which operated in the collection, processing and disposal of waste in Milan and neighbouring towns, and Ecodeco, which was already controlled by AEM (now A2A S.p.A.), the A2A Group has become an integrated operator in all of the phases making up the waste management sector. The A2A Group has some of the most modern plants in the whole of Europe and specialises in the use of extremely innovative technologies.

At present, the sector has five WTE incinerators in Milan, Pavia, Brescia and Bergamo, as well as plants for the processing and recovery of industrial and urban wastes.

The Group's WTE incinerators and biogas plants produce electricity for a total of 1.2 TWh/year.
The waste collected in the provinces of Milan, Brescia and Bergamo amounts to around 1.4 Mton/year, while the overall volume of waste disposed of and recovered comes to around 3.0 Mton/year.

Capital expenditure during the period amounted to 32 million euro, mainly for works on the waste incineration plants (16 million euro) and renewal of the plants and vehicles used for refuse collection and street sweeping (11 million euro).

NETWORKS SECTOR

The Networks Sector includes the activities regulated by a sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

Electricity Networks: the transmission and distribution of electricity.

Gas Networks: the transport and distribution of natural gas.

Integrated water cycle: water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Sector also includes the following companies:

NETWORKS

- **Electricity networks**
- **Gas networks**
- **Integrated water cycle**

COMPANIES OF THE A2A GROUP

- Aem Elettricità
- Aem Gas
- Asm Elettricità
- Asm Reti
- ASVT
- Bas SII
- Camuna Energia
- Retragas
- Retrasm
- Seasm

Recent regulatory changes in the distribution sector

NATURAL GAS DISTRIBUTION DIVISION

The Emergency Intervention Service in 2006

In closing the investigation begun with resolution 185/07 in relation to the violation by AEM Gas in 2006 of the provisions of art. 11.2 of resolution 168/04 regarding the gas emergency intervention service, which requires the gas company to arrive on site within 60 minutes of a call 90% of the time, the Authority notified to the company VIS no. 46/08, with which it inflicted a fine of 1,493,000 euro in accordance with art. 2.20.c) of Law 481/95. The Company has appealed to the TAR against this decision.
In this regard, we would also point out that following a clarification on the part of the Authority concerning the correct application of fines for violations of the general standards of emergency intervention as per art. 23 of resolution 168/04, which requires arrival on site within 60 minutes of a call 95% of the time, the Cassa was asked for a rebate of 829,000 euro unduly paid for the Milan and Segrate plants in 2007.

Assignment of the gas distribution service

Recently, the legislator again intervened in connection with the end of the transition period: firstly, during the conversion into law of Decree 159 of October 1, 2007, and then with the approval of the Budget Law (Law 244/07). This introduced the fact that the new tenders for awarding the service would have to be called within 2 years of the Ministers identifying the best location, and this in turn will have to be identified for each territorial basin by the end of November 2008.

Distribution tariffs

With resolution no. 128/08, the Authority extended for the period October 1, 2008 - December 31, 2008 the validity of the tariff proposals for the distribution of natural gas and other types of gas approved for the thermal year 2007-2008.
Resolution VIS no. 85/08 brought to an end the AEEG's investigation of ASM Reti S.p.A. regarding the application of M coefficients in certain localities not in compliance with those established by the AEEG.
The Authority found no proof of the infringement and decided that there were no grounds for applying fines or other sanctions.

TRANSPORT OF NATURAL GAS

Resolution no. 102/08 approved Retragas S.r.l.'s tariff proposals for the transport and dispatching of natural gas, in implementation of resolution no. 166/05.

DISTRIBUTION OF ELECTRICITY

Tariff regime

With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A).

The purpose of this provision is to go beyond the system based on tariff options proposed by the distribution companies, foreseeing the application of a single tariff set by the Authority.
Up to March 31, though only to users for other medium and low voltage uses, the distribution companies applied the distribution tariff options in force at December 31, 2007, lowered to take account of the new revenue restrictions imposed on the companies for the year 2008.

This measure provides for a general equalisation regime, as well as a specific company equalisation system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.
In particular, there are equalisation mechanisms for V1 restricted revenues and equalisation mechanisms for the sales and marketing costs involved in distribution. With resolution Arg/elt 30/08, the Authority defined the equalisation mechanism for the sales and marketing costs incurred by distribution companies for low tension customers to protect their economic and financial equilibrium, as a result of the reorganisation of the sector that followed completion of the deregulation process.

In order to determine tariff levels:

- the recognised rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;
- as regards the portion of the tariff components designed to cover operating costs, the provision sets a target annual increase in productivity (X-factor), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);
- with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

The Integrated Text also introduces tariff mechanisms designed to promote types of investments considered particularly useful for the development and efficiency of distribution network infrastructures, integrating the incentives provided by the quality regulations.
These investments will be selected be defining suitable effectiveness indices.

As regards the measurement service, the useful life of the low-tension meters has been revised, giving them a duration of 15 years.
Companies are also recognised an additional depreciation charge in connection with the meters eliminated prior to the end of their standard useful life (20 years).
With resolution ARG/ELT 30/08, the Authority provided for a revenue equalisation mechanism for the measurement service at low-tension withdrawal points in order to guarantee that the remuneration of the investment in electronic meters and electronic measurement recording devices at low-tension withdrawal points and the depreciation on electromechanical meters that have been eliminated to replace them with electronic ones are attributed to the distribution companies that have effectively made such investments. There is also provision for a penalty system for non-compliance with the obligatory installation objectives laid down in resolution 292/06.

With provision ARG/ELT no. 121/08, based on the investigation carried out to implement resolution no. 96/04, the Authority for Electricity and Gas approved the amount of the "specific company correction factor applicable to revenues admitted to cover distribution costs", which is needed to calculate the amount of specific company equalisation to cover costs due to external variables outwith the control of AEM Elettricità and not paid for by tariff revenues.
The specific company equalisation recognised for 2004 amounts to 13.3 million euro.

With resolution ARG/ELT 8/08, the Authority defined for ASM Distribuzione Elettricità S.r.l. the specific company correction factor applicable to revenues admitted to cover distribution costs for the year 2004, namely 0.1378.

For the years 2005-2007, this correction factor will be updated in accordance with the method adopted by the Authority with resolution no. 316/07, depending on the amount invested by the company.

With resolution ARG/ELT 30/08, the Authority established the methods for applying and updating the specific company correction factor to determine the amount of equalisation for the regulation period 2008-2011.

With resolution ARG/ELT 62/08 the Authority ordered that by June 30, 2008 the Electricity Sector Equalisation Fund should pay, by way of an advance and subject to equalisation to the companies entitled to specific company equalisation for which the Authority set the CSA factor for 2004, the amounts relating to the PSA for the years 2005, 2006 and 2007, for an amount equal to 80% of the figure decided by the Authority for 2004.
As regards the companies for which the CSA factor for 2004 had not yet been set, the provision ordered that the amounts relating to the PSA for 2005, 2006 and 2007, by way of an advance subject to equalisation, should be paid within 90 days of the provision that set the CSA factor being issued. These amounts were determined to the extent of 80% of the amount laid down in the AEEG's PSA resolution for the year 2004.
Hence:

- as regards ASM Elettricità, the Cassa paid at the end of June 2008, subject to equalisation, an amount equal to 3.3 million euro per year by way of specific company equalisation for the period 2005 – 2007. An amount of 4,192,427,20 euro was recognised and paid to the distributor by way of specific company equalisation for the year 2004;
- as regards AEM Elettricità, the amounts for 2004 were paid by way of specific company equalisation following the end of the related investigation, while 45.1 million euro was paid as an advance for the years 2005-2007, subject to equalisation.

Service quality and continuity

The Authority approved with resolution 333/07 the Integrated Text for the Quality of the Electricity Service ("I.T.Q.E.") for the third regulatory period.
As regards the regulation of service continuity, one novelty is the introduction of an incentive based on the number of interruptions, alongside the mechanism for regulating the accumulated duration of the interruptions.

With resolution ARG/GAS 51/08 the Authority integrated and modified the Integrated Text for the Quality of natural gas distribution, measurement and sale services, Attachment A to resolution 168/04, on the question of checking meters on the request of the end customer.

ENERGY SAVING

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed.
In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

On December 21, 2007 the Ministry for Economic Development issued a decree revising and updating the decrees issued on July 20, 2004. In particular, the decree revises upwards the national energy savings objectives previously determined in 2004 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010 – 2012.

Tariff grant

With resolution 345/07, the Authority confirmed the value of 100 euro per toe for each type I and II certificate cancelled in May 2009 in order to achieve the specific saving targets for 2008.
With resolution EEN no. 31/08 the Authority extended to December 31, 2008 the September 30 deadline for any changes in the above tariff grant with reference to the cancellation by the obligatory distributors in May 2010 of the rights corresponding to the specific savings objectives for 2009.

Energy savings objectives for the year 2008

Resolution EEN 1/08 (subsequently amended by resolution EEN no. 8/08 for the figures relating to gas distributors) established specific energy savings objectives for 2008 by individual obligatory distributor.
For A2A Group companies these objectives are:

- AEM Elettricità S.p.A.: 34,383 toe (tons of oil equivalent)
- ASM Elettricità S.p.A.: 19,842 toe (tons of oil equivalent)
- AEM Gas S.p.A.: 41,727 toe (tons of oil equivalent)
- ASM Reti S.p.A.: 16,283 toe (tons of oil equivalent)

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures (including electricity distribution, measurement and transmission and gas transport) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the sectors.
To this end, the plan is to give these unbundled activities decision-making and organisational autonomy by having them administered by an "Independent Manager". The deadline for unbundling, which was initially set for January 1, 2008 (except for the unbundling of distribution and measurement, which will run from 2010 in the electricity sector and from 2012 in the gas sector), was postponed until June 30, 2008 by resolution no. 253/07.

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay (requested by the Group).

Following the appeal against this resolution by various operators, on December 18 the Lombardy TAR rejected the request for the resolution to be cancelled for lack of powers on the part of the AEEG, but it did cancel that part of the resolution that said that the executives should also form part of the Independent Manager.

Various operators and the Authority have appealed against this sentence. As things stand, the appeal filed by Snam Rete Gas has been adjourned to January 2009 for the merit discussion.
Considering the ongoing litigation and the failure to define Guidelines for preparing a plan of the various steps needed to implement unbundling as per Attachment A of resolution 11/2007 (consultation proposals at the end of June with consultation document 22/08), the Authority announced that the June 30, 2008 deadline for setting up the Independent Manager was not to be considered final. These Guidelines were published at the end of September.

INTEGRATED WATER SERVICE

After Decree 152 of April 3, 2006 "Rules on environmental matters" and regional Law 18 of August 8, 2006 came into force, the Ambit Conference of the Optimal Territorial Ambit (O.T.A.) for the province of Brescia passed resolution 7 of December 21, 2006 which approved the preliminary steps needed to set it up in the form of a consortium under art. 31 of Decree 267/2000 and subsequent amendments, in order to comply with the above legislative requirements.
On June 15, 2007, the local government agencies included in the O.T.A. signed an Agreement which set up a Consortium entitled "Ambit Authority for the Province of Brescia".

Details of the tariff plan for the integrated water service in the Province of Brescia are contained in the "Ambit Plan" approved by resolution 2 of June 14, 2006. The Ambit Plan is the tool used by the Ambit Authority to define the objectives and methods of managing the aqueduct, sewer, catchment and purification services and to regulate dealings with the various operators.

On April 18, 2008, the Consortium General Meeting resolved (with resolution 3/08) to approve the tariffs set by the operators for the year 2008.

These tariffs are being applied:

- from January 1, 2008 in those Municipalities where the Group has been delegated to run the integrated water service or where current management was to continue in accordance with art. 113 c. 15 bis of Decree 267/00 and subsequent amendments (for the A2A Group, this involves 81 Municipalities in the Province of Brescia);
- for the other Municipalities, from the date laid down in the resolution delegating management of the integrated water service.

To date, in the Province of Brescia, not all Municipalities have delegated the running of the integrated water service, or part of it, to third party managers, which means that they are continuing to run it themselves with tariffs established by resolutions passed by CIPE (the Government's Interministerial Committee for Economic Planning).

As regards this situation, the minutes of the Conference of Public Entities no. 3-bis of December 21, 2007 identifies the conditions needed to implement the programme of infrastructure projects foreseen in the Ambit Plan. This makes it possible to adopt organisational solutions on the part of those Municipalities that have been able to present specific requests so as to go ahead with the identification of ways of organising the integrated water service to encourage the creation of an economical system based on criteria of efficiency and effectiveness, while at the same time overcoming the problem of operational fragmentation (as foreseen in Legislative Decree 152/06).

As a result, on July 1, 2008 six municipalities delegated their entire integrated water service to A2A, on a transitional basis up until December 31, 2011, while another 13 municipalities that have completed their water service delegated certain sectors of it to A2A, again on a transitional basis up until December 31, 2011.

These new contracts increase from 66 to 73 the municipalities to which A2A provides aqueduct service, from 49 to 67 those to which it provides sewage service and from 48 to 64 those to which it provides water purification service, for a total of more than 550,000 inhabitants served.

Lastly, the Board of Directors of the Ambit Authority Consortium:

- with resolution no. 15 of July 11, 2008 approved the new tariff with the new criteria for applying the sewage and water purification service to industrial discharges that flow into public sewers.
- with resolution no. 16 of July 11, 2008 it approved the "Regulations for the determination of connection charges to the public aqueduct and sewage services" starting from September 1, 2008.

THE INTEGRATED WATER SERVICE FOR THE BERGAMO O.T.A.

In implementation of Law 36 of January 5, 1994 (Galli Law) "Provisions concerning water resources", the Lombardy Region with L.R. 21/1998 identified in the "convention" pursuant to art. 30 of the T.U.E.L. (Legislative Decree 267 of August 18, 2008) the form of cooperation between local government entities interested in the organisation of an integrated water service.

On 11 December 2001, the Ambit Conference passed resolution 4/01 which identified the Province of Bergamo as the entity responsible for coordination and its legal representative as the chairman of the Ambit Conference.

On 9 February 2002, the Ambit Conference passed resolution 3/02 which approved the convention that regulates dealings between local government entities.

On 20 March 2006, the Ambit Conference passed resolution 4/06 which delegated provision of the integrated water service and management of Bergamo's O.T.A. infrastructure (pursuant to art. 113 c.5.C of Legislative Decree 267/2000) for 30 years to Uniacque S.p.A., as a wholly public company, according to the "in-house" management module and the provisions of the Ambit Plan.

On August 1, 2006 a service contract was signed to govern the relationship between the Bergamo O.T.A. and Uniacque S.p.A. for management of the integrated water service throughout the Province of Bergamo.

THE INCLUSION OF BAS SII IN THE BERGAMO O.T.A.

Art. 7 "Existing management teams" of the service contract between the Bergamo O.T.A. and Uniacque provides for the involvement of existing management teams interested in protecting their own activities up to the expiry of outstanding delegations.

BAS SII S.p.A. sent a formal request for protection to the Bergamo O.T.A. by the September 30, 2006 deadline.

With resolution no. 9/08 of July 14, 2008, the Province of Bergamo O.T.A. communicated to BAS SII S.p.A. that it was refusing protection, pursuant to art. 10 bis of Law 241/1990, setting September 15, 2008 as the deadline for receipt of comments from applicant companies and October 30, 2008 as the deadline for closure of the administrative proceedings with the calling of the Ambit Conference.

BAS SII S.p.A. sent its comments by these deadlines; the Ambit Conference postponed the starting deadline from October 31, 2008 to November 30, 2008.

During the transitional period admitted by the Ambit Conference and which will end on December 31, 2008, BAS SII S.p.A. is operating in its own catchment area:

- with tariff systems that were in place prior to the setting up of the O.T.A. (CIPE provision 131 of December 19, 2002 Official Gazette no. 79 of April 4, 2003) starting on July 1, 2002;
- with investments in maintenance of the sewer and water purification segments according to the programme as per art. 141 of Law 388/2000 approved by the Provincial Administration with resolution no. 726 of December 23, 2001;
- with investments on behalf of the proprietor entities or third-party customers to upgrade the infrastructures to satisfy their service requirements.

Quantitative data

3rd Qtr. 08	*3rd Qtr. 07*		*09.30.08*	*09.30.07*
3,016	1,880	Electricity distributed (GWh)	9,194	5,620
143	70	Gas distributed (Mm^3)	1,244	653
46		Gas transported (Mm^3)	265	
23		Water distributed (Mm^3)	67	

Income statement figures

NETWORKS AND REGULATED MARKETS		Millions of euro	NETWORKS AND REGULATED MARKETS	
3rd Qtr. 08	*3rd Qtr. 07* Restated		*01.01.08 09.30.08*	*01.01.07 09.30.07* Restated
106	63	Revenues from sales and services	374	220
82	29	Gross profit from operations	204	111
77.4%	*46.0%*	*% of Revenues from sales*	*54.5%*	*50.5%*
(27)	(18)	Depreciation, amortisation and provisions	(82)	(54)
55	11	Net profit from operations	122	57
51.9%	*17.5%*	*% of Revenues from sales*	*32.6%*	*25.9%*
36	16	Capital expenditure	98	47

In the first nine months of 2008, the Networks Sector had revenues of 374 million euro and a gross profit from operations of 204 million euro. This result benefited during the period from recognition on the part of the AEEG of the specific company equalisation to cover the effective costs incurred by AEM Elettricità S.p.A.

A2A's Networks Sector now includes the related activities of the ASM Group (management of electricity and gas networks and of the integrated water cycle). In total, A2A has 8,000 km of medium and low pressure gas network, 15,000 km of in high, medium and low voltage electricity network and 5,000 km of water network.

Today, A2A and its subsidiaries provide distribution services to 1.2 million gas customers, 1.1 million electricity customers and 0.3 million water customers.

The volumes of gas and electricity distributed each year amount to 2 Bm^3 and 12 TWh respectively, whereas 88 Mm^3 of water are distributed per year.

Capital expenditure during the period amounted to 98 million euro, involving:

- development and maintenance work on the electricity distribution networks, mainly connecting new users, expansion and refurbishment of the medium and low voltage network, and the installation of new electronic meters (56 million euro);
- development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes (26 million euro);
- works on the water transport and distribution network, as well as on the sewer networks (16 million euro).

OTHER SERVICES AND CORPORATE

The following is a brief description of the activities carried on by this sector:

Corporate[2]: supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts;

Other services: activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries, as well as data transmission, telephony and internet access services and systems design services.

In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:

OTHER SERVICES AND CORPORATE

- **Other services**
- **Corporate**

COMPANIES OF THE A2A GROUP

- Selene*
- Aprica studi
- Bas.Com

* Controls 100% of Itradeplace

2 This includes the General Manager's Office (Corporate and Market Area), the General Manager's staff (Technical and Operations Area) and the staff in the Office of the Chairman of the Board of Management and Supervisory Board.

The table below reports the main income statement figures of this sector.

Income statement figures

SERVICES			SERVICES AND OTHER	
		Millions of euro	*01.01.08*	*01.01.07*
3rd Qtr. 08	*3rd Qtr. 07* Restated		*09.30.08*	*09.30.07* Restated
47	23	Revenues from sales and services	136	70
(3)	(7)	Gross profit from operations	(23)	(14)
-6.4%	*-30.4%*	*% of Revenues from sales*	*-16.9%*	*-20.0%*
(9)	(4)	Depreciation, amortisation and provisions	(25)	(13)
(12)	(11)	Net profit from operations	(48)	(27)
-25.5%	-47.8%	*% of Revenues from sales*	*-35.3%*	*-38.6%*
3	2	Capital expenditure	48	7

In the first nine months of 2008, the Services Sector had revenues of 136 million euro and a negative gross margin from operations of 23 million euro.

Capital expenditure for the period amounted to 48 million euro and mainly concerned work on IT systems (4.7 million euro) and the purchase of the building in Via Lamarmora, Brescia (38 million euro).

Certification by the Manager in charge of preparing accounting documents

The Manager in charge of preparing the Company's accounting documents, Paolo Rundeddu, declares pursuant to art. 154 bis, 2 of the Finance Consolidation Act that the information disclosed in this consolidated quarterly report agrees with the supporting documentation, books of account and accounting entries.

a2a
energie in comune

2009 JAN 21 A 8:33

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

January 15, 2009

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

a2a
energie in comune

PRESS RELEASE

A2A acquires 90% of Aspem Varese

Milan, January 15, 2009 - A2A and the Municipality of Varese have completed today the agreement by which Aspem enters into the A2A Group. Aspem is a company active in local public services in the city of Varese and other municipalities in the Province of Varese.
A2A has acquired 90% of Aspem SpA, which controls 100% of Aspem Gas Srl, 90% of Varese Risorse SpA and 12.5% of Prealpi Servizi SpA.

The Municipality of Varese maintains around 9.8% of Aspem SpA and 10% of Varese Risorse SpA. The otehr shares in Aspem SpA are held by other municipalities in the Province of Varese.

Aspem SpA is active in the Municipality of Varese and other municipalities in the province of Varese in the natural gas distribution (with about 100 million cubic meters of gas distributed and about 41,000 customers connected to the network), in the water service (about 60,000 clients) and in the environmental services (where the company covers a territory that includes approximately 107,000 inhabitants). Aspem Gas operates in the sale of gas (over 90 million cubic meters of gas sold), while Varese Risorse manages the district heating of Varese, which has an installed capacity of 52.5 MWt and 5 MWe. Prealpi Servizi, participated also by local utilities of the municipalities of Gallarate and Busto Arsizio, operates in the water service in the Province of Varese.

In 2007, on a pro-forma basis, Aspem SpA, Aspem Gas and Varese Risorse have achieved a turnover of around 70 million euros and an EBITDA of € 6.5 million. As of 31.12.2007, net financial debt consolidated pro-forma, which was adversely affected by seasonality of the business, was equal to about € 5 million.

The agreed price for the acquisition is € 47.6 million, which will be paid to the Municipality of Varese with approximately 20.5 million A2A treasury shares (of which 1.1 million put in escrow for a possible price adjustment based on the Net Debt as of December 31, 2008). A 18 months lock-up for the Municipality of Varese on the A2A shares has been agreed.

The Municipality of Varese will have put options on Aspem SpA and Varese Risorse shares exercisable after 3 years from closing (period for which there is a lock-up on such shares), at a price no higher than the one agreed in the contract completed today.

For further information:

Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END